     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 1999

                                                      REGISTRATION NO. 333-36911
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                             PAPER WAREHOUSE, INC.

             (Exact name of registrant as specified in its charter)

                         ------------------------------

          MINNESOTA                          5943                  41-1612534
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                         ------------------------------

                            7630 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55426
                                 (612) 936-1000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                YALE T. DOLGINOW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            7630 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55426
                                 (612) 936-1000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

       BRUCE A. MACHMEIER, ESQ.                   DANIEL A. YARANO, ESQ.
   Oppenheimer Wolff & Donnelly LLP              Fredrikson & Byron, P.A.
        Plaza VII, Suite 3400                           Suite 1100
       45 South Seventh Street                   900 Second Avenue South
     Minneapolis, Minnesota 55402              Minneapolis, Minnesota 55402
            (612) 607-7000                            (612) 347-7000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 14, 1999


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES. THIS PROSPECTUS IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

                                   $4,000,000



            9% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 15, 2005
                       ISSUE PRICE: $1,000 PER DEBENTURE


                               ------------------


    We are a growing chain of retail stores specializing in party supplies and paper goods operating under the names PAPER WAREHOUSE and PARTY UNIVERSE. We currently have a total of 142 stores, including 97 Company-owned stores and 45 franchise stores, operating in 24 states. Our common stock trades on the Nasdaq National Market under the trading symbol "PWHS." On June 8, 1999, the last reported sale price of our common stock was $2.94 per share.



    The Debentures will mature and their principal will be payable on June 15, 2005. They will bear interest at a rate of 9% per year, and we will make the first interest payment on September 15, 1999. After that, we will pay interest on the Debentures each year on the 15th of December, March, June and September. The Debentures are convertible into shares of our common stock initially at the price of $ per share. They are unsecured obligations and your right to payment is subordinated in right of payment to all of our senior indebtedness. We have
the right to redeem the Debentures after June   , 2002. You may require us to
repurchase the Debentures if we experience a change of control.


    We plan to use the proceeds from this offering to develop an internet website to sell party supplies and paper goods, to reduce our outstanding indebtedness and for other general corporate purposes. The Debentures will not be listed on any securities exchange or quoted on Nasdaq or any over-the-counter market. Miller & Schroeder may make a market in the Debentures, but it is not obligated to do so. We will issue a fully registered Debenture in each purchaser's name.


                                                                                       PER DEBENTURE     TOTAL
Public offering price................................................................    $   1,000    $  4,000,000
Underwriting discounts and commissions...............................................    $      75    $    300,000
Proceeds to Paper Warehouse..........................................................    $     925    $  3,700,000


    THIS INVESTMENT INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       MILLER & SCHROEDER FINANCIAL, INC.


                  THE DATE OF THIS PROSPECTUS IS JUNE   , 1999

    The inside front cover of this prospectus contains 6 photos depicting products sold in our stores. Three of the photos depict individuals celebrating the following special occasions: children's birthday, theme parties and graduations. The other three photos depict products we sell in our stores to celebrate Valentine's Day, Halloween and Christmas. Below these pictures, running across the bottom of the page, is a banner carrying the names of various celebratory events and sayings, such as "Happy New Year," "Be My Valentine," "St. Patrick's Day," "Easter," "Passover" and "Mother's Day."


PAPER WAREHOUSE-REGISTERED TRADEMARK-, PARTY UNIVERSE-REGISTERED TRADEMARK- and
                      PARTY SMART-TM- are our trademarks.

                               PROSPECTUS SUMMARY
    IN THIS PROSPECTUS, "PAPER WAREHOUSE," "COMPANY," "WE," "OUR," AND "US" REFER TO PAPER WAREHOUSE, INC. AND OUR SUBSIDIARY, BUT NOT TO MILLER & SCHROEDER. "YOU" REFERS TO THE READER OF THIS PROSPECTUS. THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS AND THE DOCUMENTS WE REFER YOU TO. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES TO FISCAL YEARS IN THIS PROSPECTUS REFER TO THE FISCAL YEAR ENDING ON THE FRIDAY NEAREST JANUARY 31 OF THE FOLLOWING CALENDAR YEAR. FOR EXAMPLE, FISCAL 1998 ENDED ON JANUARY 29, 1999.
                                PAPER WAREHOUSE

    Paper Warehouse is a growing chain of retail stores specializing in party supplies and paper goods. As of April 30, 1999, we had 142 stores, including 97 Company-owned stores and 45 franchise stores. These stores are conveniently located in major retail trade areas to provide customers with easy access to our stores. We operate these stores under the names PAPER WAREHOUSE and PARTY UNIVERSE. Our seven principal markets are:


-  Minneapolis/St. Paul, MN        -  Kansas City, MO and KS   -  Denver, CO
-  Oklahoma City/Tulsa, OK         -  Seattle, WA              -  Tucson, AZ
-  Omaha, NE and Des Moines, IA

    Our stores offer an extensive selection of party supplies and paper goods, at everyday low prices. We offer party supplies and paper goods for a wide variety of celebratory occasions, everyday uses and seasonal events, including:

 CELEBRATORY OCCASIONS AND EVERYDAY
                USES                            SEASONAL EVENTS
-------------------------------------  ---------------------------------
-  birthdays                           -  Valentine's     -  Halloween
-  weddings                            Day                -  Christmas
-  baby showers                        -  Easter          -  Hanukkah
-  graduations                         -  Fourth of July  -  New Year's
-  other family and religious          -  Thanksgiving
celebrations


    Through our 8,500 square foot prototype, we offer a comprehensive selection of over 19,000 different products. This selection provides customers the convenience of one-stop shopping for party supplies and paper goods. Our merchandise is organized by party themes. The prominent signage and wide aisles in our stores allow customers easy access to coordinate the merchandise required for all party occasions. We believe that our extensive and readily available merchandise selection often stimulates customers to purchase additional products.

    We believe that total United States retail sales of party supplies and paper goods, including greeting cards, gift wrap, catering supplies and related items, was approximately $9.4 billion in 1998. Larger sized stores, such as our 8,500 square foot prototype, have become the fastest growing retail format within the party supplies and paper goods industry by offering consumers a broader selection of merchandise at lower prices compared to traditional party goods retailers.

                                    STRATEGY

    Our goal is to be one of the leading suppliers of party supplies and paper goods in our principal markets and to establish a leading position in new markets. During fiscal 1998 we added 27 Company-owned stores and we established 9 new franchise stores. We plan to add up to ten new Company-owned stores in fiscal 1999. We also expect to establish between 10 and 15 franchise stores in fiscal 1999.

    To achieve our goal, we are pursuing the following strategies:
    - differentiate Paper Warehouse from its competitors through store layout and design, merchandising, customer service and party planning services

    - cluster multiple Company-owned stores in new or existing metropolitan markets


    - selectively add Company-owned stores in secondary markets that are close to metropolitan markets where we have existing stores

    - establish franchise stores in other markets

    - periodically refresh, remodel and expand existing Company-owned stores

    - expand our sales and name recognition by developing and implementing an internet website to sell our party supplies and paper goods
                                   BACKGROUND
    The first Paper Warehouse store opened in Minneapolis, Minnesota in 1983. Two members of our current management team purchased the Paper Warehouse business in 1986. We incorporated Paper Warehouse in Minnesota in 1987. Our principal executive offices are located at 7630 Excelsior Boulevard, Minneapolis, Minnesota, 55426. Our telephone number is (612) 936-1000.

                                  THE OFFERING


Issuer............................  Paper Warehouse, Inc.
Debentures Offered................  $4,000,000 principal amount of 9% Convertible
                                    Subordinated Debentures due June 15, 2005
Principal Due.....................  We will not pay principal over the term of the
                                    Debenture. We plan to pay the entire principal balance
                                    of the outstanding Debentures on June 15, 2005
Price per Debenture...............  $1,000
Interest..........................  Annual fixed rate--9%
                                    Payment frequency:
                                    -  First payment: September 15, 1999
                                    -  Remaining payments on the 15th day of December,
                                       March, June and September
Ranking...........................  The Debentures are unsecured, and are subordinate in right of payment to all of our senior indebtedness, as
                                    more fully described in "Description of Debentures"
                                    under the heading "Subordination."
Conversion Rights.................  You may convert the Debentures into our common stock at
                                    any time at a conversion price of $         . This means
                                    that for each $1,000 Debenture you convert you will
                                    receive       shares of our common stock. The conversion
                                    price may be adjusted for certain reasons described in
                                    "Description of Debentures" under the heading
                                    "Conversion."
Optional Redemption by Us.........  After June       , 2002, we may redeem the Debentures at
                                    $1,000 per Debenture plus accrued interest, plus a
                                    premium if we redeem them before June   , 2004. See
                                    "Description of Debentures" under the heading "Optional
                                    Redemption by Us."
Mandatory Repurchase..............  If we experience a change of control, you can require us to purchase all, or part, of your Debentures at $1,020
                                    per Debenture plus accrued interest. See "Description of
                                    Debentures" under the heading "Repurchase at Option of
                                    Holder."
Use of Proceeds...................  We will use a portion of the proceeds from this offering to develop and implement an internet website for the
                                    sale of party supplies and paper goods as described in
                                    "Business" under the heading "Internet and E-commerce."
                                    We will use the remaining proceeds to repay outstanding
                                    debt and for other general corporate purposes.
Trustee...........................  Norwest Bank Minnesota, N.A.

                              FINANCIAL HIGHLIGHTS

                                                                                                                   FIRST
                                                                                                                  QUARTER
                                                                       FISCAL YEAR ENDED                           ENDED
                                                ---------------------------------------------------------------  ---------
                                                JANUARY 27,  FEBRUARY 2,  JANUARY 31,  JANUARY 30,  JANUARY 29,   MAY 1,
                                                   1995         1996         1997         1998         1999        1998
                                                -----------  -----------  -----------  -----------  -----------  ---------
                                                                 ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues....................................   $  24,084    $  33,478    $  43,002    $  52,949    $  63,491   $  12,495
  Operating (loss) income.....................       1,494        1,781        2,080          983         (590)       (853)
  Net (loss) income(1)........................       1,281        1,286        1,303         (191)        (521)       (528)
  Diluted net loss per share..................         N/A          N/A          N/A          N/A         (.11)       (.12)
  Pro forma net (loss) income(2)..............         794          797          808         (207)         N/A         N/A
  Pro forma diluted net (loss) income per
    share(1)..................................         .32          .32          .32         (.08)         N/A         N/A
BALANCE SHEET DATA (AT PERIOD END):
  Working capital.............................       2,301          925        1,701        9,383        5,212       8,227
  Total assets................................       8,211       14,934       16,270       21,017       29,528      21,794
  Total long-term debt, net of current
    maturities................................       2,300        3,234        3,212          911          862         912
  Total debt, excluding capital lease
    obligations...............................       3,619        8,021       11,240        1,217        7,864       1,151
  Total stockholders' equity..................   $   2,646    $   3,124    $   1,793    $  14,594    $  14,090   $  14,066
OTHER DATA:
  Ratio of earnings to fixed charges(3).......        2.43         1.81         1.58
                                                                                              ---          ---         ---
  EBITDA(4)...................................   $   1,941    $   2,512    $   3,077    $   1,905    $   1,167   $    (473)
  Ratio of EBITDA to Interest Expense(5)......         8.7          4.8          3.8          2.3          4.2
                                                                                                                       ---
OPERATING DATA (AT PERIOD END):
  Number of stores open:
    Company-owned stores......................          42           55           64           73           97          75
    Franchise stores..........................          29           53           50           51           46          52
  Comparable store sales increase(6)..........        16.6%        13.6%         9.0%         9.7%         4.2%        3.6%


                                                 APRIL 30,
                                                   1999
                                                -----------

STATEMENT OF OPERATIONS DATA:
  Revenues....................................   $  16,692
  Operating (loss) income.....................      (1,635)
  Net (loss) income(1)........................      (1,217)
  Diluted net loss per share..................        (.26)
  Pro forma net (loss) income(2)..............         N/A
  Pro forma diluted net (loss) income per
    share(1)..................................         N/A
BALANCE SHEET DATA (AT PERIOD END):
  Working capital.............................       5,182
  Total assets................................      33,379
  Total long-term debt, net of current
    maturities................................       1,076
  Total debt, excluding capital lease
    obligations...............................       7,777
  Total stockholders' equity..................   $  12,873
OTHER DATA:
  Ratio of earnings to fixed charges(3).......
                                                       ---
  EBITDA(4)...................................   $  (1,100)
  Ratio of EBITDA to Interest Expense(5)......
                                                       ---
OPERATING DATA (AT PERIOD END):
  Number of stores open:
    Company-owned stores......................          97
    Franchise stores..........................          45
  Comparable store sales increase(6)..........         4.6%


------------------------

(1) We have historically incurred a loss in our first fiscal quarter. See "Risk Factors--We Have Recently Experienced Losses and May Not be Profitable" and "--Our Annual Results Are Dependent on Second and Fourth Quarters," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "--Seasonality."


(2) From February 1993 to November 1997, we were an S-Corporation and not generally subject to corporate income taxes. The Statement of Operations Data during this period reflects a pro forma provision for income taxes as if we were subject to corporate income taxes for that period. This pro forma provision for income taxes is computed using a combined federal and state tax rate of 38%.


(3) In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rents (at one-third of rent expense). Earnings were not adequate to cover fixed charges by approximately $1.9 million for the first quarter ended April 30, 1999, by $880,000 for the first quarter ended May 1, 1998, by $844,000 in fiscal 1998 and by $75,000 in fiscal 1997. Assuming this issuance had occurred at the beginning of the last fiscal year, earnings would not have been adequate to cover fixed charges by approximately $1.3 million.


(4) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA is presented as additional information because it is a commonly used financial measure. We also believe it to be a useful indicator of our ability to meet our debt service requirements. We do not, however, intend it as an alternative measure of operating results or cash flow from operations.


(5) EBITDA was not adequate to cover interest expense by $1.3 million for the first quarter ended April 30, 1999 and by $512,000 for the first quarter ended May 1, 1998, primarily due to the seasonality of our business.


(6) Company-owned stores enter the comparable stores sale base at the beginning of their 13th month of operations. For purposes of computing the increase in comparable store sales, this computation assumes fiscal 1995 was a 52-week year.

                                  RISK FACTORS


    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE BUYING THE DEBENTURES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO ADVERSELY IMPAIR OUR BUSINESS OPERATIONS OR FINANCIAL CONDITION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY BE NEGATIVELY EFFECTED. THIS COULD CAUSE US TO DEFAULT ON THE DEBENTURES. IT COULD ALSO CAUSE THE VALUE OF THE DEBENTURES AND OUR COMMON STOCK TO DECLINE. YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT.


WE HAVE RECENTLY EXPERIENCED LOSSES AND MAY NOT BE PROFITABLE


    We incurred a net loss of $1.2 million for first quarter 1999, a net loss of $521,000 for fiscal 1998 and a pro forma net loss of $207,000 for fiscal 1997. We attribute these losses principally to:


    - increases in competition among party supplies and paper goods retailers in our geographic markets

    - increases in store labor expenses due to the rise in the average hourly wage rates and the additional staff needed to support our growth

    - increases in general and administrative expenses necessary to support implementation of our growth strategy

    - increases in amortization expenses of goodwill from our purchases of franchise stores


    - seasonality of revenues resulted in first quarter losses in 1999


    - expenses associated with a canceled acquisition and repayment of debt in 1997

    Based upon our current business plans, start-up costs associated with our internet strategy, and amortization of financing costs associated with these Debentures, it is likely that we will not be profitable for fiscal 1999. We cannot assure you that we will generate sufficient revenues, or control operating expenses, to achieve or sustain profitability in later years.

WE MAY NOT BE ABLE TO PROFITABLY GROW OUR BUSINESS


    In order to profitably grow our business we need to increase sales in our existing markets and open stores in new markets. Additional Company-owned stores in existing markets could reduce sales from our stores located in or near those markets. Also, stores added in new markets may not be profitable.


WE MAY NOT BE ABLE TO EFFECTIVELY EXECUTE OUR GROWTH STRATEGY

    Our growth strategy requires effective planning and management. Once a new geographic market is identified, we must obtain suitable store sites on acceptable terms. Also, the competitive and merchandising challenges we face in new geographic markets may be different from the challenges we face in our existing geographic markets. We may have to adapt to regional tastes and customs and compete against established and familiar local businesses with innovative or unique techniques for marketing party supplies and paper goods. Entering new markets may also place significant demands on our management, financial controls, operations and information systems. This may cause us to incur higher costs relating to marketing and operations. Expansion will require an increase in our personnel, particularly store managers and sales associates, to operate our new stores.

OUR CLUSTERING STRATEGY MAY NOT BE PROFITABLE

    Our growth strategy focuses on clustering stores in metropolitan markets and selectively placing stores in secondary markets that are close to the metropolitan markets in which we already have stores. Our growth strategy requires us to be able to identify new geographic markets where the demographics support our strategy to cluster Company-owned stores. Although we believe that this is the right strategy for Paper Warehouse, this strategy may not be profitable.

OUR PLANS TO REMODEL AND RELOCATE STORES MAY REDUCE PROFITABILITY

    In fiscal 1999 we plan to remodel approximately 20 stores and relocate 4 existing stores. This plan is subject to several risks, including:

    - the loss of sales during the remodeling or relocation period

    - cost overruns of the remodeling or relocation

    - failure to achieve increased sales after the remodeling or relocation

    We remodel our stores periodically to maintain a fresh look for the customer, standardize store layout and fixtures, and improve merchandise presentation. Remodeling may be as simple as repainting or creating new signage to as extensive as conducting a total makeover. We relocate a store when it is too small and there is no room to expand at the existing location or when a store is not performing in its present location and a better location is available.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO SUPPORT OUR GROWTH STRATEGY

    We may need to raise additional capital in the future to fund our operations and support our growth strategy. If we decide to raise additional funds through debt financing, this financing may be senior in right of payment to the Debentures. If you convert your Debenture into our common stock and we then raise additional funds by issuing equity securities, your percentage ownership of our outstanding common stock will be reduced. These new equity securities may also have rights, preferences or privileges senior to those of our common stock. Financial difficulties of our competitors may affect our ability to obtain financing even though our business is performing. Any additional financing may not be available, or may not be available on favorable terms. If adequate funds are not available or are not available on acceptable terms, we may be unable to make payments on the Debentures, develop or enhance our products and services, implement our growth strategy, take advantage of future opportunities or respond to competitive pressures.

OUR ANNUAL RESULTS ARE DEPENDENT ON SECOND AND FOURTH QUARTERS

    We generate a significant portion of our operating income in our second and fourth fiscal quarters because of the seasonality of our revenues and promotional expenses. Any factor that negatively affects our revenues or increases our operating expenses during the second and fourth fiscal quarters could negatively affect our annual results of operations. As a result of the seasonality of our revenues, we expect to incur a loss in the first quarter of each year for the foreseeable future. Due to increased promotional activities during our third quarter, we have historically experienced reduced operating income for this quarter.

COMPETITION MAY REDUCE OUR REVENUES AND OPERATING INCOME


    Increased competition by existing or new competitors may reduce our sales and cause us to incur losses. As a result of competition from other specialty party supplies and paper goods retailers, we have experienced reduced sales growth in our existing stores and incurred additional marketing and promotional expenses. Our stores compete with a variety of smaller and larger retailers, including:


    - specialty party supplies and paper goods retailers, including other superstores

    - card shops and designated departments in mass merchandisers

    - discount retailers

    - toy stores

    - drug stores

    - supermarkets

    - department stores

    Many of our competitors have substantially greater financial and personnel resources than we do. We may also encounter additional competition from new entrants in the future in our existing markets.

OUR BUSINESS DEPENDS ON CONTINUED GOOD RELATIONS WITH OUR SUPPLIERS


    Our failure to maintain good relationships with our principal suppliers or the loss of our principal suppliers would hurt our business. In fiscal 1998, our largest supplier accounted for approximately 14% of our purchases and our eight largest suppliers represented approximately 51% of our purchases. Many of our principal suppliers currently provide us with incentives such as volume purchasing allowances and trade discounts. If our suppliers reduce or discontinue these incentives, prices from our suppliers would increase and our profitability would be reduced. We do not have long-term contracts with any of our suppliers, and any supplier could discontinue selling to us at any time.


WE NEED TO ATTRACT AND RETAIN QUALITY EMPLOYEES

    Our success depends on attracting and retaining a large and growing number of quality employees. Many of our employees are in entry level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, minimum wage legislation and changing demographics.


WE CANNOT ASSURE CONTINUED TRADING ON THE NASDAQ NATIONAL MARKET



    In April 1999, the Nasdaq Stock Market notified us that we were not then in compliance with one of its maintenance standards requiring that we maintain at least $5.0 million of "public float"--the total market value of our common stock held by stockholders who are not insiders. The Nasdaq Stock Market also informed us that we had 90 calendar days to regain compliance with this standard. On June 9, 1999, Nasdaq notified us that we are in compliance with the $5.0 million public float requirement, and the matter was closed. We cannot assure you, however, that we will be able to sustain a $5.0 million public float, and if we cannot, we may move to the Nasdaq SmallCap Market.


WE MAY EXPERIENCE "YEAR 2000" PROBLEMS


    A significant amount of our Year 2000 exposure is in the readiness of third parties with which we do business, where Year 2000 issues are much less within our ability to predict or control. A supplier's failure to be Year 2000 compliant may interrupt the flow of products to our stores. We may also experience a loss in revenues, earnings and cash flow if one or more of our utility providers are not Year 2000 compliant and our stores are not able to open because they do not have power, heat or water. It is possible that our currently installed computer systems, software or other business systems, or those of our suppliers, will not accept input of data, store data, or manipulate data for the years 2000 and beyond without error or manipulation. We expect to develop a formal contingency plan for the Year 2000 problem upon further identification and assessment of all of the risks.


OUR FAILURE TO EXECUTE OUR FRANCHISE PROGRAM MAY REDUCE OUR PROFITABILITY

    Our continued growth and success depends in part upon our ability to attract, contract with and retain qualified franchisees. It also depends upon the ability of those franchisees to operate their stores successfully and promote and develop the Paper Warehouse store concept. During fiscal 1999 we plan to establish approximately 10 to 15 new franchise stores. Although we have established criteria to evaluate prospective franchisees, and our franchise agreements include certain operating standards, each franchisee operates its store independently. Various laws limit our ability to influence the day-to-day operations of our franchise stores. We cannot assure you that franchisees will be able to operate Paper Warehouse stores successfully and in a manner consistent with our concepts and standards. As a result, our franchisees may operate their stores in a manner that reduces the gross revenues of these stores, and therefore reduces our franchise revenues.

    Paper Warehouse, as a franchisor, is subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. These regulations limit our ability to terminate or refuse to renew franchises. Our franchisees are also subject to labor laws, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Our failure to obtain or maintain approvals to sell franchises, or a franchisee's violation of any labor law, could cause us to lose or reduce our franchise revenues.

A CHANGE IN CONSUMER PREFERENCES COULD NEGATIVELY AFFECT OUR BUSINESS

    If consumer demand for single-use, disposable party goods were to diminish, the party supplies and paper goods industry and our revenues would be negatively affected. For example, if cost increases in raw materials such as paper or plastic were to cause our prices to increase significantly, consumers might decide to forgo the convenience associated with single-use, disposable products and use standard dinnerware and flatware. Similarly, changes in consumer preferences away from disposable products and in favor of reusable products for environmental or other reasons could reduce the demand for our products.

REGIONAL RISKS MAY AFFECT OUR BUSINESS

    Because our operations are located principally in seven metropolitan areas, we are subject to certain regional risks, such as the economy, weather conditions, natural disasters and governmental regulations. If any region in which we operate stores were to suffer an economic downturn or other adverse regional risks were to occur, our sales and profitability could decline and our ability to implement our growth strategy would be hindered.

OUR INTERNET STRATEGY MAY NOT BE PROFITABLE

    We intend to use a portion of the proceeds from this offering to develop an internet website for the sale of party supplies and paper goods. Our website may not generate any profits and we may not recapture the money invested in our internet strategy.

OUR FORMER STATUS AS AN S-CORPORATION COULD EXPOSE US TO LIABILITY

    From February 1993 to November 1997, we were treated as an S-Corporation under the Internal Revenue Code of 1986. In connection with the completion of our initial public offering, we converted to a C-Corporation. If the IRS or any state taxing authority were to challenge our prior S-Corporation status, we could be liable to pay corporate taxes on our income, at the effective corporate tax rate, for all or a part of the period we were an S-Corporation, plus interest and possibly penalties.

WE NEED TO ANTICIPATE AND RESPOND TO MERCHANDISING TRENDS

    Our success depends in part on our ability to anticipate and respond in a timely manner to changing merchandise trends and consumer demands. We make merchandising decisions well in advance of the seasons during which we will sell the merchandise. As a result, if we fail to identify and respond quickly to emerging trends, consumer acceptance of the merchandise in our stores could diminish and we may experience a reduction in revenues. We sell certain licensed products that are in great demand for short time periods, making it difficult to project our inventory needs for these products. Significantly greater or less-than-projected product demand, particularly for our licensed products, could lead to one or more of the following:

    - lost sales due to insufficient inventory

    - higher carrying costs associated with slower turning inventory

    - reduced or eliminated margins due to mark downs on excess inventory

OUR INDEBTEDNESS COULD NEGATIVELY AFFECT OUR FINANCIAL POSITION


    After this offering, we expect to have approximately $10.5 million of borrowings outstanding which includes amounts outstanding under our revolving line of credit, capital leases, mortgage and the Debentures. We may incur additional indebtedness in the future. Our level of indebtedness could:


    - prevent us from making interest and principal payments on the Debentures

    - prevent us from satisfying other debt obligations

    - affect our ability to fund our operations

    - impair our ability to obtain additional financing

    - make us more vulnerable to industry downturns and competitive pressures

    - cause a substantial portion of our cash flow from operations to be spent on principal and interest payments

    - prevent us from meeting certain financial tests contained in our debt obligations, which could lead to a default on those obligations

THE SUBORDINATION PROVISIONS MAY NEGATIVELY AFFECT THE DEBENTURE HOLDERS


    The Debentures will be unsecured and subordinated in right of payment to all our present and future senior debt, as described in "Description of Debentures--Subordination." As a result, if we file for bankruptcy or liquidate our business our assets will be available for payment of the Debentures only after all our senior debt has been paid in full. After payment of all senior debt there may not be sufficient assets remaining to pay the principal and accrued interest on the Debentures. The Indenture, as described in "Description of Debentures," does not prohibit us from incurring additional senior debt. If we incur additional senior debt, our ability to pay the Debentures could be substantially impaired.


WE MAY BE UNABLE TO REPURCHASE THE DEBENTURES


    At your option, we will be obligated to repurchase the Debentures if we experience certain types of changes of control. See "Description of Debentures--Repurchase at Option of Holder." We may not have sufficient funds to pay the repurchase price if you require us to repurchase your Debentures. If we are required to repurchase Debentures because of a change of control, the subordination provisions in the Indenture may prevent us from making any payment to you, including any payment of the repurchase price, unless we first obtain the consent of the holders of our senior debt or repay our senior debt in full.



    We will not set aside any funds to repurchase the Debentures. We will not pay principal over the term of the Debentures. We plan to pay the entire principal balance of outstanding Debentures on June 15, 2005.


THERE IS NO ACTIVE TRADING MARKET FOR THE DEBENTURES

    We have no present intention to have the Debentures authorized for quotation on the Nasdaq system or listed on any securities exchange. Although Miller & Schroeder has told us that it presently plans to make a market in the Debentures, it may stop making a market in the Debentures at any time for any reason. As a result, an active trading market for the Debentures may not develop or, if one does develop, it may not be maintained. If an active market for the Debentures does not develop, or cannot be sustained, your ability to sell your Debenture may be limited or you may not be able to get the best price for your Debenture.

OUR FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES

    This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "believes," "anticipates," "estimates," "intends," and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other statements contained elsewhere in this prospectus.



    These forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual events or results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update these forward-looking statements publicly for any reason. Actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available or other events occur in the future.


                                USE OF PROCEEDS


    The net proceeds to us from the sale of the Debentures are estimated to be approximately $3.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $1.5 million of the net proceeds to develop our internet website to sell party supplies and paper goods online. See "Business--Internet and E-commerce." We intend to use the remaining proceeds to repay outstanding indebtedness under our revolving credit facility and general corporate purposes. This debt bears interest at a rate of LIBOR plus 2.5%, which rate was 7.45% on June 8, 1999. This debt matures in 2002. We use the borrowings under our credit facility for working capital purposes.



                          PRICE RANGE OF COMMON STOCK


    Our shares of common stock have traded on the Nasdaq National Market under the symbol "PWHS" since November 25, 1997. The Debentures will not be listed on any securities exchange or quoted by Nasdaq. The following table summarizes the high and low sale prices per share of our common stock for the periods indicated, as reported on the Nasdaq National Market. These prices do not include commission, mark-ups or mark-downs.

                                                                   HIGH         LOW
                                                                 --------    ---------
FISCAL YEAR 1997
Fourth Quarter (since November 25, 1997)......................   $ 8 5/8     $ 5 5/8
FISCAL YEAR 1998
First Quarter.................................................   $ 7 1/4     $ 4 5/8
Second Quarter................................................     5 1/4       3 7/8
Third Quarter.................................................     4 1/4       1 5/8
Fourth Quarter................................................     4 3/16      1 29/32
FISCAL YEAR 1999
First Quarter.................................................   $ 2 5/16    $ 1 5/8


    For a recent closing price of our common stock, see the cover page of this prospectus. As of June 8, 1999 there were approximately 132 holders of record of our common stock.

                                DIVIDEND POLICY



    Other than S-Corporation distributions paid to our stockholders with respect to periods when we were taxed as an S-Corporation, we have never declared or paid any cash or stock dividends with respect to our common stock since we have been a C-Corporation. We do not contemplate payment of dividends in the foreseeable future. We anticipate that any earnings in the near future will be retained to develop and expand our business. Some of our credit agreements require the consent of the lender before we can pay dividends. The Indenture governing the Debentures, as described in "Description of Debentures," includes restrictions on paying dividends or making distributions on our capital stock. See "Description of Debentures--Restrictive Covenants."


                                 CAPITALIZATION

    The following table sets forth our short-term debt and capitalization:


    - as it existed on April 30, 1999


    - as adjusted to give effect to the issuance of the Debentures and the application of the estimated net proceeds from this offering

    - as adjusted to give effect to the conversion of the Debentures into our common stock assuming a conversion price of $3.00 per share

    - not adjusted for expenses associated with our internet strategy which may increase short-term debt approximately $1.5 million

    This table should be read together with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.


                                                                                      APRIL 30, 1999
                                                                          --------------------------------------
                                                                                       ADJUSTED      ADJUSTED
                                                                                          FOR           FOR
                                                                            ACTUAL     OFFERING     CONVERSION
                                                                          ----------  -----------  -------------
                                                                                     ($ IN THOUSANDS)
Short-term debt (including capital lease obligations)...................  $    7,227   $   4,007    $     4,007
                                                                          ----------  -----------  -------------
                                                                          ----------  -----------  -------------
Long-term debt (including capital lease obligations)....................       2,495       6,495          2,495
Stockholders' equity
  Serial Preferred Stock, $.01 par value; 10,000,000 shares authorized;
    none issued or outstanding..........................................          --          --             --
  Common stock, $.01 par value; 40,000,000 shares authorized............          46          46             59
  Additional paid-in capital............................................      13,834      13,834         17,821
  Accumulated deficit...................................................      (1,007)     (1,007)        (1,007)
                                                                          ----------  -----------  -------------
    Total stockholders' equity..........................................      12,873      12,873         16,873
                                                                          ----------  -----------  -------------
    Total capitalization................................................  $   15,368   $  19,368    $    19,368
                                                                          ----------  -----------  -------------
                                                                          ----------  -----------  -------------
Total shares issued and outstanding(1)..................................   4,627,936   4,627,936      5,961,269


------------------------


(1) As of April 30, 1999, excludes stock options to purchase 426,300 shares of our common stock granted to employees and directors at a weighted average exercise price of $4.89 per share. Also excludes a warrant for 50,000 shares of our common stock to be issued to Miller & Schroeder in connection with this offering. See "Management--Stock Option Plans" and Note 9 of the Consolidated Financial Statements for the Years Ended January 29, 1999 and January 30, 1998-- Stock Options.

                     SELECTED FINANCIAL AND OPERATING DATA


    The following selected consolidated financial and operating data are derived from our Consolidated Financial Statements. The selected consolidated financial and operating data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. The consolidated statement of operations data, and the consolidated balance sheet data, as of and for the five years ended January 29, 1999 are derived from our consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, independent auditors. The selected data presented below for the quarters ended April 30, 1999 and May 1, 1998 and as of April 30, 1999 and May 1, 1998 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.


                                                                                    FISCAL YEAR ENDED
                                                             ---------------------------------------------------------------
                                                             JANUARY 27,  FEBRUARY 2,  JANUARY 31,  JANUARY 30,  JANUARY 29,
                                                                1995         1996         1997         1998         1999
                                                             -----------  -----------  -----------  -----------  -----------
                                                                         ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Company-owned stores...................................   $  23,641    $  32,414    $  41,892    $  51,788    $  62,219
    Franchise related fees.................................         443        1,064        1,110        1,161        1,272
                                                             -----------  -----------  -----------  -----------  -----------
      Total revenues.......................................      24,084       33,478       43,002       52,949       63,491
  Costs and expenses:
    Costs of products sold and occupancy costs.............      15,474       21,880       27,946       34,966       41,253
    Store operating expenses...............................       4,635        6,367        8,733       11,484       15,185
    General and administrative expenses....................       2,481        3,450        4,243        5,516        7,643
                                                             -----------  -----------  -----------  -----------  -----------
      Total costs and expenses.............................      22,590       31,697       40,922       51,966       64,081
                                                             -----------  -----------  -----------  -----------  -----------
      Operating (loss) income(1)...........................       1,494        1,781        2,080          983         (590)
  Interest expense, net....................................         208          490          772          797          254
  Expenses of canceled acquisition.........................                                                261
                                                                    ---          ---          ---                       ---
                                                                                                    -----------
                                                             -----------  -----------  -----------               -----------
  (Loss) income before income taxes, extraordinary charge
    and cumulative effect of accounting change.............       1,286        1,291        1,308          (75)        (844)
  Income tax benefit (expense).............................          (5)          (5)          (5)          (6)         323
                                                             -----------  -----------  -----------  -----------  -----------
  (Loss) income before extraordinary charge and cumulative
    effect of accounting change............................       1,281        1,286        1,303          (81)        (521)
  Extraordinary charge, net................................                                               (110)
                                                                    ---          ---          ---                       ---
  Cumulative effect of accounting change, net..............
                                                                                                           ---
                                                                    ---          ---          ---                       ---
                                                                                                    -----------
                                                             -----------  -----------  -----------               -----------
      Net (loss) income....................................   $   1,281    $   1,286    $   1,303    $    (191)   $    (521)
                                                             -----------  -----------  -----------  -----------  -----------
                                                             -----------  -----------  -----------  -----------  -----------
      Diluted net loss per share...........................         N/A          N/A          N/A          N/A    $   (0.11)
                                                             -----------  -----------  -----------  -----------  -----------
                                                             -----------  -----------  -----------  -----------  -----------
  Pro forma provision for income taxes(2)..................        (487)        (489)        (495)         (16)         N/A
  Pro forma net (loss) income(2)...........................         794          797          808         (207)         N/A
                                                             -----------  -----------  -----------  -----------  -----------
                                                             -----------  -----------  -----------  -----------  -----------
  Pro forma diluted net (loss) income per share(2).........   $    0.32    $    0.32    $    0.32    $   (0.08)         N/A
                                                             -----------  -----------  -----------  -----------  -----------
                                                             -----------  -----------  -----------  -----------  -----------
SELECTED OPERATING DATA (AT PERIOD END):
  Number of stores open:
    Company-owned stores...................................          42           55           64           73           97
    Franchise stores.......................................          29           53           50           51           46
  Comparable store sales increase(3).......................        16.6%        13.6%         9.0%         9.7%         4.2%
BALANCE SHEET DATA (AT PERIOD END):
  Working capital..........................................   $   2,301    $     925    $   1,701    $   9,383    $   5,212
  Total assets.............................................       8,211       14,934       16,270       21,017       29,528
  Total long-term debt, net of current maturities..........       2,300        3,234        3,212          911          862
  Total debt, excluding capital lease obligations..........       3,619        8,021       11,240        1,217        7,864
  Total stockholders' equity...............................       2,646        3,124        1,793       14,594       14,090
OTHER DATA:
  Ratio of earnings to fixed charges(4)....................        2.43         1.81         1.58
                                                                                                           ---          ---
  EBITDA(5)................................................   $   1,941    $   2,512    $   3,077    $   1,905    $   1,167
  Ratio of EBITDA to interest expense(6)...................         8.7          4.8          3.8          2.3          4.2

                                                             FIRST QUARTER ENDED
                                                             --------------------
                                                              MAY 1,    APRIL 30,
                                                               1998       1999
                                                             ---------  ---------

STATEMENT OF OPERATIONS DATA:
  Revenues:
    Company-owned stores...................................  $  12,192  $  16,419
    Franchise related fees.................................        303        273
                                                             ---------  ---------
      Total revenues.......................................     12,495     16,692
  Costs and expenses:
    Costs of products sold and occupancy costs.............      8,454     11,406
    Store operating expenses...............................      3,187      4,674
    General and administrative expenses....................      1,707      2,247
                                                             ---------  ---------
      Total costs and expenses.............................     13,348     18,327
                                                             ---------  ---------
      Operating (loss) income(1)...........................       (853)    (1,635)
  Interest expense, net....................................         27        216
  Expenses of canceled acquisition.........................
                                                                   ---        ---

                                                             ---------  ---------
  (Loss) income before income taxes, extraordinary charge
    and cumulative effect of accounting change.............       (880)    (1,851)
  Income tax benefit (expense).............................        352        743
                                                             ---------  ---------
  (Loss) income before extraordinary charge and cumulative
    effect of accounting change............................       (528)    (1,108)
  Extraordinary charge, net................................
                                                                   ---        ---
  Cumulative effect of accounting change, net..............                  (109)

                                                                   ---
                                                                        ---------

                                                             ---------
      Net (loss) income....................................  $    (528) $  (1,217)
                                                             ---------  ---------
                                                             ---------  ---------
      Diluted net loss per share...........................  $    (.12) $    (.26)
                                                             ---------  ---------
                                                             ---------  ---------
  Pro forma provision for income taxes(2)..................        N/A        N/A
  Pro forma net (loss) income(2)...........................        N/A        N/A
                                                             ---------  ---------
                                                             ---------  ---------
  Pro forma diluted net (loss) income per share(2).........        N/A        N/A
                                                             ---------  ---------
                                                             ---------  ---------
SELECTED OPERATING DATA (AT PERIOD END):
  Number of stores open:
    Company-owned stores...................................         75         97
    Franchise stores.......................................         52         45
  Comparable store sales increase(3).......................        3.6%       4.6%
BALANCE SHEET DATA (AT PERIOD END):
  Working capital..........................................  $   8,227  $   5,182
  Total assets.............................................     21,794     33,379
  Total long-term debt, net of current maturities..........        912      1,076
  Total debt, excluding capital lease obligations..........      1,151      7,777
  Total stockholders' equity...............................     14,066     12,873
OTHER DATA:
  Ratio of earnings to fixed charges(4)....................
                                                                   ---        ---
  EBITDA(5)................................................  $    (473) $  (1,100)
  Ratio of EBITDA to interest expense(6)...................
                                                                   ---        ---

--------------------------


(1) We have historically incurred a loss in our first fiscal quarter. See "Risk Factors--We Have Recently Experienced Losses and May Not be Profitable" and "--Our Annual Results Are Dependent on Second and Fourth Quarters," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "--Seasonality."



(2) From February 1993 to November 1997, we were an S-Corporation and not generally subject to corporate income taxes. The Statement of Operations Data during this period reflects a pro forma provision for income taxes as if we were subject to corporate income taxes for such period. This pro forma provision for income taxes is computed using a combined federal and state tax rate of 38%.



(3) Company-owned stores enter the comparable stores sale base at the beginning of their 13th month of operations. For purposes of computing the increase in comparable store sales, this computation assumes fiscal 1995 was a 52-week year.



(4) In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rents (at one-third of rent expense). Earnings were not adequate to cover fixed charges by approximately $1.9 million for the first quarter ended April 30, 1999, by $880,00 for the first quarter ended May 30, 1998, by $844,000 in fiscal 1998 and by $75,000 in fiscal 1997. Assuming this issuance had occurred at the beginning of the last fiscal year, earnings would not have been adequate to cover fixed charges by approximately $1.3 million.



(5) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA is presented as additional information because it is a commonly used financial measure. We also believe it to be a useful indicator of our ability to meet our debt service requirements. We do not, however, intend it as an alternative measure of operating results or cash flow from operations.



(6) EBITDA was not adequate to cover interest expense by $1.3 million for the first quarter ended April 30, 1999 and by $512,000 for the first quarter ended May 1, 1998, primarily due to the seasonality of our business.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


    We are a growing chain of retail stores specializing in party supplies and paper goods operating under the names PAPER WAREHOUSE and PARTY UNIVERSE. Two members of our current management team purchased the business in 1986 and incorporated it in Minnesota in 1987. At the time of the acquisition, we consisted of three stores located in the Minneapolis/St. Paul metropolitan area. In 1987, we began granting franchises. Over the past 12 years, we have grown to a total of 142 stores, including 97 Company-owned stores and 45 franchise stores throughout 24 states. In growing the number of Company-owned stores, our management has employed a strategy of clustering stores in our principal markets to provide our customers with convenient store locations, expand our total market share and achieve favorable economies of scale.


    We completed our initial public offering in late 1997, selling 1,985,800 shares of our common stock and raising net proceeds of $13.1 million. The proceeds from that offering were used to retire our revolving line of credit, prepay subordinated debt and retire other existing indebtedness. The balance of the proceeds was used to finance new store openings and fund further expansion.

    Before November 1997, we elected to be treated for federal and state income tax purposes as an S-Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. For the purpose of discussion and analysis, we have presented a pro forma tax provision and pro forma net income. These pro forma amounts represent what the income tax provision and the net income would have been if we had been a C-Corporation and thus subject to federal income taxation for the entire period. This pro forma provision is computed using a combined federal and state income tax rate of 38%.


    Total revenues consist of Company-owned store sales and franchise revenues. Company-owned stores enter the comparable store sales base at the beginning of their 13th month of operations. Franchise revenues are generated from royalties we receive on sales, generally 4% of the store's sales, and initial franchise fees, which we recognize at the time the franchisee signs a lease for a store. Cost of products sold and occupancy costs includes the direct cost of merchandise, plus handling and distribution, and certain occupancy costs. Store operating expenses include all costs incurred at the store level, such as advertising, credit card processing fees and store payroll. General and administrative expenses include corporate administrative expense for Company-owned stores and expenses relating to franchising, primarily payroll, legal, travel and advertising.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain costs and expenses as a percentage of total revenues and Company-owned store sales:


                                                                                                        FIRST QUARTER ENDED
                                                                      FISCAL YEAR ENDED
                                                         -------------------------------------------  ------------------------
                                                          JANUARY 31,    JANUARY 30,    JANUARY 29,                 APRIL 30,
                                                             1997           1998           1999       MAY 1, 1998     1999
                                                         -------------  -------------  -------------  -----------  -----------
Costs of products sold and occupancy costs:
  as % of total revenues...............................         65.0%          66.0%          65.0%         67.7%        68.3%
  as % of Company-owned stores sales...................         66.7%          67.5%          66.3%         69.3%        69.5%
Store operating expenses:
  as % of total revenues...............................         20.3%          21.7%          23.9%         25.5%        28.0%
  as % of Company-owned stores sales...................         20.8%          22.2%          24.4%         26.1%        28.5%
General and administrative expenses:
  as % of total revenues...............................          9.9%          10.4%          12.0%         13.7%        13.5%
  as % of Company-owned stores sales...................         10.1%          10.7%          12.3%         14.0%        13.7%

Number of Company-owned stores.........................           64             73             97            75           97



FIRST QUARTER ENDED APRIL 30, 1999 COMPARED TO FIRST QUARTER ENDED MAY 1, 1998



    REVENUES. Company-owned stores sales of $16.4 million for the first quarter ended April 30, 1999, increased $4.2 million, or 34.7% over Company-owned stores sales for the comparable period in the prior year. Of this increase, approximately $3.7 million is the result of new store growth and approximately $551,000 is attributable to comparable store sales. During the first quarter ended April 30, 1999, the Company opened one new Company-owned store, and closed one Company-owned store, keeping the total Company-owned stores at 97 as of April 30, 1999, compared to 75 at the end of the first fiscal quarter of 1998. First fiscal quarter 1999 comparable store sales increased 4.6% over the prior year comparable period. This growth rate favorably compares with a comparable store sales increase of 3.6% for the first fiscal quarter of 1998.



    Franchise related fees for the first quarter ended April 30, 1999 of approximately $273,000 decreased 10.0% from franchise related fees of approximately $303,000 for the first quarter ended May 1, 1998. The year-over-year decrease reflects the Company's purchases throughout fiscal 1998 of 10 franchise stores, reducing the Company's royalties received on product sales from these former franchise stores. During the first fiscal quarter of 1999, the Company closed one franchise store, bringing the total to 45 franchise stores at the end of first fiscal quarter 1999 compared with 52 franchise stores at the end of first fiscal quarter 1998.



    COST OF PRODUCTS SOLD AND OCCUPANCY COSTS. Cost of products sold and occupancy costs totaled $11.4 million or 69.5% of Company-owned stores sales for the first quarter ended April 30, 1999, as compared to $8.5 million or 69.3% of Company-owned stores sales for the first quarter ended May 1, 1998. The increase primarily reflects higher occupancy costs, resulting from the increased store base, partially offset by higher product margins.



    STORE OPERATING EXPENSES. Store operating expenses for the first quarter ended April 30, 1999 were $4.7 million or 28.5% of Company-owned stores sales, as compared to $3.2 million or 26.1% of Company-owned stores sales for the comparable period in the prior year. This unfavorable variance reflects the Company's new store growth, and corresponding store labor expense increases, in addition to continued increases in hourly compensation due to tight labor markets.



    GENERAL AND ADMINISTRATIVE EXPENSES. For the first quarter ended April 30, 1999 general and administrative expenses were $2.2 million or 13.5% of total revenues compared to $1.7 million or

13.7% of total revenues for the comparable period in the prior year. The dollar increase is primarily the result of higher payroll and benefit costs resulting from the addition of several corporate positions, necessary to support the Company's continued growth.


    INTEREST EXPENSE. Interest expense, net of interest income, of approximately $216,000 or 1.3% of total revenues for the first quarter ended April 30, 1999, increased $189,000, over net interest expense for the first quarter ended May 1, 1998. The increase reflects the Company's borrowings under its revolving credit facility during the first three months of 1999 necessary to fund working capital requirements. The Company did not borrow under its revolving credit facility during the first three months of 1998. The Company expects interest expense to increase throughout the remainder of the year, primarily related to the anticipated issuance of the Debentures.



    INCOME TAX BENEFIT. The Company's estimated annual effective income tax rate is 40% for 1999, unchanged from the first quarter 1998 estimated annual rate.



    NET LOSS. As a result of the factors discussed above, the Company reported a net loss of approximately $1.2 million, or $.26 per share, for the first quarter ended April 30, 1999, compared to a net loss of approximately $528,000, or $.12 per share for the first quarter ended May 1, 1998. The net loss for first quarter 1999 included the net impact of a cumulative effect of accounting change of approximately $109,000 ($.02 per share) from the adoption in the first quarter of a newly issued accounting pronouncement. The principal reasons for the loss in first quarter of fiscal 1999 were the seasonality of revenues and the large number of stores opened in the past nine months which have expenses without a fully established revenue base.


FISCAL YEAR ENDED JANUARY 29, 1999 (FISCAL 1998) COMPARED TO FISCAL YEAR ENDED
  JANUARY 30, 1998 (FISCAL 1997)


    REVENUES. Company-owned store revenues increased 20.1% to $62.2 million for fiscal 1998 from $51.8 million for fiscal 1997, primarily due to an increase in the number of Company-owned stores from 73 stores at the end of fiscal 1997 to 97 stores at the end of fiscal 1998. Approximately $1.1 million of the increase in revenues was attributable to comparable store sales increases and approximately $9.3 million was attributable to new and remodeled Company-owned stores. Comparable store sales increased 4.2% for the fiscal year ended 1998 over the prior period. In fiscal 1998, we opened 17 Company-owned stores, purchased 10 franchise stores and closed 3 stores. Stores whose leases expired were either closed or relocated to larger spaces.


    The number of franchise stores decreased from 51 stores at the end of fiscal 1997 to 46 stores at the end of fiscal 1998. We opened nine new franchise stores, purchased ten franchise stores, closed two franchise stores and terminated two franchise stores. Franchise revenues increased 9.5% from $1.2 million for fiscal 1997 to $1.3 million for fiscal 1998. Initial franchise fees increased 84.5% or $60,000 due to an increase in the number of franchise store openings in fiscal 1998. The increase in initial franchise fees was augmented by increased royalty payments resulting from increased sales in the franchise stores. Royalty payments averaged 4% of sales in the franchise stores.

    COST OF PRODUCTS SOLD AND OCCUPANCY COSTS. Cost of products sold and occupancy costs for fiscal 1998 were $41.3 million or 66.3% of Company-owned store revenues, as compared to $35.0 million or 67.5% of Company-owned store revenues for fiscal 1997. Cost of products sold and occupancy costs reflects the direct cost of merchandise and store occupancy costs, including rent, common area maintenance costs, and real estate taxes. The decrease as a percentage of Company-owned store revenues was primarily related to one-time events that decreased the cost of product.

    STORE OPERATING EXPENSES. Store operating expenses for fiscal 1998 were $15.2 million or 24.4% of Company-owned store revenues, as compared to $11.5 million or 22.2% of Company-owned store revenues in fiscal 1997. The increased percentage was primarily attributable to increases in store labor, and secondarily attributable to increased store operating expenses. The largest increase was in payroll and related benefits. The average hourly wage rates continued to increase due to tight labor markets.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $7.6 million or 12.0% of total revenues in fiscal 1998 compared to $5.5 million or 10.4% of total revenues in fiscal 1997. The increase in general and administrative expenses was primarily attributable to increases in necessary infrastructure and additional staff to support the growing Company-owned store base. Amortization expense of goodwill increased due to our purchases of franchise stores.

    INTEREST EXPENSE. Interest expense, net of interest income, decreased from $798,000 (1.5% of total revenues in fiscal 1997) to $254,000 (.4% of total revenues in fiscal 1998). We used the net proceeds of our initial public offering to repay certain bank debt, subordinated debt, and stockholder notes, and to fund new store growth. We did not borrow under our bank revolving line of credit until late in the second quarter of fiscal 1998.

    NET LOSS. As a result of the factors discussed above, we had a net loss of $521,000 in fiscal 1998. This compares to a pro forma net loss of $207,000 in fiscal 1997. The principal reasons for the loss in fiscal 1998 were increased competition, increased store labor expenses and increased marketing and promotional expenses.

FISCAL YEAR ENDED JANUARY 30, 1998 (FISCAL 1997) COMPARED TO FISCAL YEAR ENDED
  JANUARY 31, 1997 (FISCAL 1996)


    REVENUES. Company-owned store revenues increased 23.6% from $41.9 million for fiscal 1996 to $51.8 million for fiscal 1997. This increase was partially attributable to an increase in the number of Company-owned stores from 64 stores at the end of fiscal 1996 to 73 stores at the end of fiscal 1997. Approximately $3.0 million of the increase in revenues was attributable to comparable store sales increases and approximately $6.9 million was attributable to new and remodeled Company-owned stores. Comparable store sales increased 9.7% for the fiscal year ended January 31, 1997 over the prior period.


    The number of franchise stores increased from 50 franchise stores at the end of fiscal 1996 to 51 at the end of fiscal 1997. Franchise revenues increased 4.6% from $1.1 million for fiscal 1996 to $1.2 million for fiscal 1997. Initial franchise fees decreased 57.0% or $94,000 due to a reduction in the number of franchise store openings in fiscal 1997. The decrease in initial franchise fees was offset by increased royalty payments resulting from increased sales in the franchise stores. Royalty payments averaged 4% of sales in the franchise stores.

    COST OF PRODUCTS SOLD AND OCCUPANCY COSTS. Cost of products sold and occupancy costs for fiscal 1997 were $35.0 million or 67.5% of Company-owned store revenues, as compared to $27.9 million or 66.7% of Company-owned store revenues for fiscal 1996. Cost of products sold and occupancy costs reflects the direct cost of merchandise and store occupancy costs, including rent, common area maintenance costs, and real estate taxes. The increase as a percentage of Company-owned store revenues was primarily related to increases in occupancy costs, particularly increases in real estate taxes and common area maintenance charges.

    STORE OPERATING EXPENSES. Store operating expenses for fiscal 1997 were $11.5 million or 22.2% of Company-owned store revenues, as compared to $8.7 million or 20.8% of Company-owned store revenues in fiscal 1996. The increase as a percentage of Company-owned store revenues was primarily attributable to increases in store labor, advertising and credit card fees. The largest increase was in payroll and related benefits, resulting from an increase in the federal minimum wage in third quarter and a tight labor market, especially in the third and fourth quarter, which caused hourly labor rates to increase. Advertising increased during the important Halloween and Christmas selling seasons. A new poster flyer concept was introduced for Halloween. Credit card fees also increased as a result of a change in our strategy in late fiscal 1996 to begin accepting credit cards. The roll out of credit card acceptance was completed in mid-1997.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $5.5 million or 10.4% of total revenues in fiscal 1997, as compared to $4.2 million or 9.9% in fiscal 1996. The increase in general and administrative expenses was primarily attributable to necessary infrastructure and additional staff to support the growing Company-owned store base. Additionally, in fiscal 1997, we added members to our senior management team.

    INTEREST EXPENSE. Interest expense, net of interest income, increased $26,000 from $772,000 or 1.8% of total revenues in fiscal 1996 to $798,000, or l.5% of total revenues in fiscal 1997. We used the net proceeds of our initial public offering to repay certain bank debt, subordinated notes, and stockholder notes, changing our status from a "net borrower" to a "net investor" by fiscal year end.

    EXTRAORDINARY CHARGE AND EXPENSES OF CANCELED ACQUISITION. As a result of the early retirement of the subordinated notes in connection with our initial public offering, we incurred a one-time charge to earnings in the fourth quarter of $183,000 for the unamortized portion of our expenses related to issuance of the subordinated notes. Additionally, we took a fourth quarter charge of $261,000 related to the expenses associated with our proposed acquisition of The Paper Factory of Wisconsin, Inc. which we terminated on January 26, 1998.

    PRO FORMA NET (LOSS) INCOME. As a result of the factors discussed above, we realized a pro forma net loss of $207,000 in fiscal 1997 as compared to pro forma net income of $808,000 for fiscal 1996. Pro forma net (loss) income includes a benefit (provision) for federal and state income taxes. The principal reasons for the loss in fiscal 1997 were the expenses associated with the terminated acquisition and the noncash charge associated with the early payment of the subordinated notes.

SEASONALITY


    Our results of operations have historically fluctuated from quarter to quarter because of variations in revenues and operating expenses. We generate a significant portion of our operating income in our second and fourth fiscal quarters because of seasonal events. Any factor that negatively affects our revenues or increases our operating expenses during the second and fourth fiscal quarters could negatively affect our annual results of operations. As a result of the seasonality of our revenues, we expect to incur a loss in the first quarter of each year for the foreseeable future. Due to increased promotional activities during our third quarter, we have historically experienced reduced operating income for this quarter.


    Our results of operations also fluctuate from quarter to quarter as a result of our expansion strategy for the following reasons:

    - the timing of new store openings

    - costs associated with the opening of new stores

    - expenses incurred to support our expansion strategy

LIQUIDITY AND CAPITAL RESOURCES


    Our primary capital requirements are for ongoing operations, principally inventory and capital improvements to support the continued growth of new Company-owned stores as well as the remodeling or relocation of existing Company-owned stores. Our primary sources of liquidity have been:


    - cash from operations

    - payment terms from vendors

    - borrowings under our revolving line of credit

    - proceeds from financings such as our initial public offering


    Our liquidity as measured by our working capital, was $5.2 million at April 30, 1999 and at January 29, 1999, and was $9.4 million at January 30, 1998. The Company's current ratio was 1.3 to 1.0 at April 30, 1999 compared to 1.4 to 1.0 at January 29, 1999 and 3.1 to 1.0 at January 30, 1998.



    Net cash provided by operations totaled approximately $407,000 for the first quarter ended April 30, 1999 compared to net cash used for operations of approximately $189,000 for the same period in 1998. The increase in cash flows from operations primarily reflects the increase in merchandise inventories and accounts payable related to new store growth, in addition to enhanced accounts payable leveraging. At the end of fiscal 1997 it was $9.4 million. Cash (used for) provided by operations for each of the last three fiscal years was approximately ($2.2 million) in fiscal 1998, $746,000 in fiscal 1997, and $85,000 in fiscal 1996. The decrease in cash flows from operations in fiscal 1998 compared to fiscal 1997 was primarily attributable to an increase in merchandise inventories to support new and existing Company-owned stores.



    Merchandise inventories have increased approximately $2.7 million from the end of fiscal 1998, reflecting necessary purchases in order to support the new store base and for our upcoming seasonal events. This inventory growth was more than fully funded by a $4.0 million increase in accounts payable at the end of our first fiscal quarter. At the end of fiscal 1998 our accounts payable were $4.4 million. At the end of fiscal 1997 they were $3.0 million. The increase in accounts payable for fiscal 1998 over fiscal 1997 was primarily attributable to increased merchandise inventory.



    Net cash used for investing activities was approximately $558,000 for the first quarter ended April 30, 1999 and $1.0 million for the first quarter ended May 1, 1998. Net cash used for investing activities was approximately $6.7 million for fiscal 1998, $2.5 million for fiscal 1997 and $1.2 million for fiscal 1996. These expenditures were primarily related to opening and remodeling existing Company-owned stores and upgrading our information systems.



    During the first three months of fiscal 1999, we made capital expenditures of approximately $574,000, compared with approximately $816,000 of capital expenditures for the prior year comparable period. Capital expenditures in the first quarter of fiscal 1999 included approximately $121,000 of costs related to new stores. During fiscal 1998, we had capital expenditures of approximately $4.3 million, including approximately $3.2 million related to new stores. We have invested and will continue to evaluate our needs for additional investment in information technology and infrastructure capabilities in order to gain operational efficiencies. We anticipate that we will spend an aggregate of approximately $2.7 million on capital expenditures during fiscal 1999. If the number of Company-owned stores we plan to open in fiscal 1999 increases or decreases, this estimate may change accordingly. The number of Company-owned stores may vary from planned primarily based upon the availability of suitable locations on acceptable terms. These capital expenditures will be for new store openings, fixturing, remodeling or relocating existing stores, and information systems. We intend to continue to finance all of our new store fixtures and equipment with long-term capital leases, assuming availability and reasonable terms.



    Net cash provided by financing activities was approximately $878,000 for the first fiscal quarter of 1999 compared to net cash used for financing activities of $90,000 for the first fiscal quarter of 1998. The year-over-year increase reflects the net proceeds received during the first fiscal quarter of 1999 from the refinancing of our mortgage and the financing of our capital leases. Net cash provided by financing activities was $6.9 million for fiscal 1998, $3.5 million for fiscal 1997 and $585,000 for fiscal 1996. Cash provided by financing activities in fiscal 1998 reflects our borrowing under our revolving line of credit with our bank. Cash provided by financing activities in fiscal 1997 was primarily from our initial public offering.

    In early June 1999, we obtained a $15 million three-year revolving line of credit facility with BankBoston Retail Finance for general working capital purposes, that replaced our previous $7.5 million credit facility. Borrowings outstanding under the new line of credit bear interest, at a variable rate and are secured by substantially all of our assets. The agreement with respect to the credit facility contains covenants, which require us to satisfy certain financial tests, and restrictions on our ability to pay dividends. We cannot assure you that when our revolving line of credit expires we will be able to renew it or replace it on comparable terms.


    We anticipate opening up to ten Company-owned stores during fiscal 1999. In addition, we may seek to acquire existing stores from franchisees. At present, we have no agreement to acquire any franchise store. We expect that the average new store cost for Company-owned stores will be approximately $186,000. These expenditures include approximately $131,000 for fixtures and equipment, including point-of-sale equipment, and $55,000 for store inventory, net of accounts payable. Pre-opening expenses are expensed as incurred. We seek to lease sites for our Company-owned stores rather than own real estate. Typically we lease approximately 8,500 square feet for our Company-owned stores.

    Out of our planned Company-owned stores to be opened in fiscal 1999, as of April 30, 1999, we have signed leases for five new locations. Most of these leases are for ten-year terms, with five-year renewal options.

    On April 8, 1999, we refinanced our corporate office building. The new $1.1 million term note is payable in monthly installments of $8,612, including interest at 7.125% per year, through May 2009. This note is secured by a first mortgage on our corporate headquarters.


    We expect to fund our operations, capital expenditures and the growth of our business, from cash generated from operations, available borrowing capacity under our revolving credit facility and proceeds from this offering.


INFLATION

    We believe that inflation has not had a material impact upon our historical operating results, and do not expect it to have such an impact in the future. There can be no assurance that our business will not be affected by inflation in the future.

IMPACT OF YEAR 2000

    OVERVIEW. The Year 2000 problem arose because many existing computer programs use only the last two digits to refer to a year. These computer programs, therefore, do not properly recognize a year that begins with "20," instead of the current "19." If not corrected, many computer applications could fail or create erroneous results. The impact of the Year 2000 problem is not yet known, and if not timely corrected, could affect the global economy. It is possible that our currently installed computer systems, software, other business systems, or those systems of our suppliers, will not accept input of, store, or manipulate output dates for the years 2000 and beyond without error or manipulation.


    STATE OF READINESS. We are actively engaged in the process of evaluating the status of our internal Information Technology ("IT") and non-IT systems for compliance with Year 2000 issues. We have hired an outside consultant to assist us with this process and to document our efforts and results regarding Year 2000 compliance in a Year 2000 depository to be maintained at our headquarters. We continue to solicit verification from our largest suppliers, as well as other business partners, that they are Year 2000 compliant. The majority of our exposure is in the readiness of third parties, where the situation is much less within our ability to predict or control. The first phase, evaluating our internal systems, is substantially complete. The second phase, evaluating third party systems, was commenced in the second quarter of fiscal 1998, and we expect to be substantially complete by mid-fiscal 1999. In addition, while we value our established relationships with our key suppliers, we are in the process of identifying secondary suppliers in the event that any of our business partners are delayed in achieving Year 2000 compliance. We monitor our progress in achieving Year 2000 compliance on a regular basis and regularly report our progress to our management and board of directors.


    NON-IT SYSTEMS. We believe that the failure of any internal non-IT systems (E.G., alarms, telephone system, voicemail, access cards, locks, heating and cooling systems, etc.) to be compliant for the Year 2000 would have little effect on our business, operations, or financial condition as a whole. We continue to review our non-IT systems, and will continue to take steps to modify, upgrade or replace non-IT systems as necessary to be Year 2000 compliant. We do not anticipate that expenses for these replacement or conversions will be material. We believe that any additional modifications or replacements will not have a material impact on our business, operations or financial condition.


    MAJOR IT SYSTEMS. During 1998 and 1997, we upgraded or replaced our mission critical data processing system, which controls our financial records, inventory management and purchasing. We believe that these systems will function properly with respect to dates in the Year 2000 and beyond. We have received certification from many of our hardware and software suppliers of the upgraded or replaced systems that the systems should function correctly in Year 2000 and beyond. We are in the process of testing the certification received from our hardware and software suppliers, which should be completed by third quarter 1999. We are in the process of upgrading our cash registers and personal computers as necessary, in order to achieve Year 2000 compliance. All registers that are not Year 2000 compliant will be upgraded by December 31, 1999. We believe that any additional modifications or replacements will not have a material impact on our business, operations or financial condition.


    THIRD PARTY SYSTEMS. We have been in contact with our major suppliers and service providers to understand their state of Year 2000 readiness. We have asked our major suppliers and service providers to complete a survey on their state of Year 2000 readiness, and we are assessing how this could hurt us. A supplier's failure to be Year 2000 compliant may interrupt the flow of products to our stores for sale. Depending on how long product supply to our stores is interrupted, our business could suffer. Multiple sources of product supply available to us, however, lessen this concern. We may also experience some inconvenience if one or more of our utility providers are not Year 2000 compliant. Even if utility providers are not able to provide electricity, water, heat, etc., to our stores following January 1, 2000, we will still attempt to open all stores. If a utility failure would continue for more than several days, the result could decrease our revenues, earnings and cash flow.


    COSTS TO ADDRESS YEAR 2000 ISSUES. To date, our costs associated with Year 2000 readiness have been immaterial. We expect that any additional costs of being Year 2000 compliant will also be immaterial.


    RISKS TO THE COMPANY FOR YEAR 2000 ISSUES. Some risks associated with the Year 2000 problem are beyond our ability to control, including the extent to which our suppliers and service providers can address their Year 2000 problems. We cannot estimate, therefore, the impact on us if third parties are not Year 2000 compliant. The failure by a supplier to adequately address the Year 2000 issue could hurt the supplier and disrupt our business. Our most likely worst case Year 2000 scenario is if one or more of our stores does not have power, heat or water. The stores affected could still open for business, however, using a cash box to make sales and flashlights to provide light.


    CONTINGENCY PLANS. We expect to develop a formal contingency plan related to the Year 2000 problem upon further identification and assessment of all of our risks.


    The costs of our Year 2000 compliance programs and the timetable on which we plan to complete these programs are based on our best estimates, and reflect assumptions regarding the availability and cost of personnel trained in this area, the compliance plans of third parties and similar uncertainties. However, due to the complexity and pervasiveness of the Year 2000 issue, and in particular the uncertainty regarding the compliance programs of third parties, these estimates may not be achieved, and our actual results could be significantly different from those anticipated.

                                    BUSINESS


    Paper Warehouse is a growing chain of retail stores specializing in party supplies and paper goods. As of April 30, 1999, we had 142 stores, including 97 Company-owned stores and 45 franchise stores. These stores are conveniently located in major retail trade areas to provide customers with easy access to our stores. We operate these stores under the names PAPER WAREHOUSE and PARTY UNIVERSE. Our seven principal markets are:


-  Minneapolis/St. Paul, MN        -  Kansas City, MO and KS   -  Denver, CO
-  Oklahoma City/Tulsa, OK         -  Seattle, WA              -  Tucson, AZ
-  Omaha, NE and Des Moines, IA

    Our stores offer an extensive selection of party supplies and paper goods, at everyday low prices. We offer party supplies and paper goods for a wide variety of celebratory occasions, everyday uses and seasonal events, including:

CELEBRATORY OCCASIONS AND EVERYDAY
USES                                            SEASONAL EVENTS
-------------------------------------  ---------------------------------
-  birthdays                           -  Valentine's     -  Halloween
-  weddings                            Day                -  Christmas
-  baby showers                        -  Easter          -  Hanukkah
-  graduations                         -  Fourth of July  -  New Year's
-  other family and religious          -  Thanksgiving
celebrations

    Through our 8,500 square foot prototype, we offer a comprehensive selection of over 19,000 different products. This selection provides customers the convenience of one-stop shopping for all party supplies and paper goods. Our merchandise is organized by party themes. The prominent signage and wide aisles in our stores allow customers easy access to coordinate the merchandise required for all party occasions. We believe that our extensive and readily available merchandise selection often stimulates customers to purchase additional products.

PAPER WAREHOUSE STORES

    FORMAT. We developed our current store prototype based on our management's experience in the industry, other extensive retail experience and customer research. We operate stores that range in size from 3,000 square feet to 8,500 square feet of retail space. Our management introduced our current 8,500 square foot prototype store in 1994 and believes it is the optimal store format for our future growth. Of the 97 Company-owned stores, approximately 87% are 6,000 square feet or larger.

    Our stores are designed to create a customer-friendly environment. We use vibrant colors, theme-oriented merchandise displays and unique products to create a fun and festive shopping experience. The focal point of our stores is the seasonal display located at the front of each store, which creates a "store-within-a-store" appearance. This display maximizes the season's selling impact and is updated continuously to promote a fresh image within the store. To assist customers in coordinating party supplies for any occasion, we locate related departments, such as gift-wrap and greeting cards, adjacent to one another and display related merchandise such as party hats, plates, cups and napkins together within a department. Customers are able to easily move about the different departments and find specific product categories due to prominent, easy-to-read signage, bright lighting and wide aisles. We believe that our store layout assists customers in finding and coordinating their party supply needs, and also encourages browsing, impulse purchases and repeat visits.

    In 1998 we introduced the "concept store." A concept store has a different look and feel than our other stores. These stores have more colorful ceilings, lower shelves in the front of the store, carpeting and confetti-tiled floors, and new vibrant uncluttered signage. We store all extra merchandise out of sight. These features give the store a very open and organized feel, allow customers to see merchandise throughout the store, and provide a more fun and festive shopping atmosphere. Of our 97 Company-owned stores, 19 are concept stores. We anticipate that new Company-owned stores will be concept stores, and we will selectively remodel existing stores to concept stores where the revenue potential justifies the investment. We believe that our concept stores will assist us in creating our brand awareness, will generate strong sales per square foot and can be readily transferred to new markets.



    PARTY SMART. We are seeking to distinguish our business from our competitors by positioning Paper Warehouse as the party expert. We believe that we have the opportunity to create a distinct identity for ourselves, one in which customers equate us with the word "PARTY" in every possible way. To achieve this recognition, we are beginning to implement a program in our stores called PARTY SMART. We will introduce the PARTY SMART concept in our stores through July 1999. PARTY SMART means being able to provide a customer with all the information and resources necessary to throw a party. Our goals for this program are to:


    - increase average purchases per customer visit

    - increase the frequency of store visits

    - develop customers' preference for us over our competitors

    In order to get customers to think of us as PARTY SMART we plan to:

    - provide helpful and engaging in-store presentations to add value to the shopping experience

    - communicate our expertise by giving customers party ideas, decorating tips, referrals and planning advice

    - create a "party planning resource center" in each store carrying different types of brochures for different types of parties and seasonal events such as entertainment and catering ideas, games to play at children's birthday parties and shopping checklists

    - advertise our PARTY SMART concept through shopping bag inserts, window and aisle signs, buttons for employees, in-store audio messages, radio broadcasting and over the internet

    CUSTOMER SERVICE. We seek to provide a high level of customer service to enhance our customer-friendly store environment. Store managers and sales associates are trained to assist customers with party planning and event coordination. In connection with our PARTY SMART program, all employees are being trained on how to provide nontraditional customer service to our shoppers. We want our employees to be able to offer our shoppers party ideas, decorating tips, and referrals in addition to helping shoppers find and purchase products. In addition, we provide party planning guides and checklists. Our "no hassle" return policy makes it easy for customers to return or exchange products, which we believe encourages customers to purchase additional product quantities. Certain products that require additional sales assistance, such as balloons and custom printing, are located near checkout counters where sales associates can readily assist customers. We continually monitor our level of customer service by regular store visits and by employing anonymous "mystery shoppers." Mystery shoppers visit all Company-owned stores at least once per quarter to evaluate personnel on various aspects of customer service, including responsiveness, quality of product displays and store cleanliness. A portion of store managers' compensation is based on the results of these mystery shopper surveys.

    OPERATIONS AND TRAINING. Each Company-owned store is typically operated by a store manager, one assistant manager and a varying number of full-time and part-time sales associates, depending on the store size, sales volume and selling season. Store managers are responsible for all aspects of the store's day-to-day operations, including employee hiring and training, work scheduling, expense control and customer service. These managers report to a district or operations manager, each of whom is responsible for approximately 10 to 18 stores. Within each geographic market, we use floating managers to assist in smaller stores that cannot support both a store manager and an assistant manager. In addition, floating managers support store managers during busy holiday seasons and substitute for store managers during vacations and other absences. The floating managers also work with newly hired store managers to ensure a smooth transition for sales personnel and customers.

    Before opening a new Company-owned store, we usually train store managers intensely for two weeks, depending on prior experience. During the new store set-up, our district management team provides additional training to our store managers. After the store opening, corporate headquarters personnel spend considerable time overseeing the operations. Each district has a dedicated trainer who visits the stores to work with the store managers, reinforcing prior training and providing on-going training. We schedule periodic training sessions for store managers in the central or district offices on various topics, including human resources, merchandising, loss prevention and employee supervision. We cover additional training topics at monthly managers' meetings and through monthly mailings and our monthly newsletter.

    Paper Warehouse stores are typically open:

                                                          9:00 a.m. to 9:00
Monday through Friday................................                  p.m.
                                                          9:00 a.m. to 6:00
Saturday.............................................                  p.m.
                                                         11:30 a.m. to 5:00
Sunday...............................................                  p.m.

SITE SELECTION AND LOCATIONS

    SITE SELECTION. In order to select the optimal location for our stores, we use a site selection process that considers various criteria, including:

    - population density

    - demographics, including age and income

    - parking availability

    - storefront visibility and presence

    - local competition

    - lease rates

    - traffic counts

    We locate our stores in or near visible high traffic strip mall centers in close proximity to prominent mass merchandisers, and discount or grocery store anchors. Our strategy of clustering stores in metropolitan markets promotes customer convenience and creates favorable economies of scale for marketing, advertising and operations.

    LOCATIONS. As of April 30, 1999, we had 97 Company-owned stores in the following locations:



LOCATIONS                                                                       NUMBER OF STORES
----------------------------------------------------------------------------  ---------------------
Arizona
  Tucson Metropolitan Area..................................................                4
Colorado
  Denver Metropolitan Area..................................................               13
  Colorado Springs..........................................................                1
Iowa
  Des Moines Metropolitan Area..............................................                4
  Cedar Falls...............................................................                1
  Fort Dodge................................................................                1
  Iowa City.................................................................                1
  Sioux City................................................................                1
Kansas/Missouri
  Kansas City Metropolitan Area.............................................               15
  Columbia..................................................................                1
  Salina....................................................................                1
  St. Joseph................................................................                1
Minnesota
  Minneapolis/St. Paul Metropolitan Area....................................               26
  Mankato...................................................................                1
  Rochester.................................................................                1
  St. Cloud.................................................................                1
Nebraska
  Omaha Metropolitan Area...................................................                2
Oklahoma
  Oklahoma City Metropolitan Area...........................................                8
  Tulsa.....................................................................                4
Washington
  Seattle Metropolitan Area.................................................                8
Wisconsin
  Onalaska..................................................................                1
  Eau Claire................................................................                1
                                                                                           --
Total Company-owned stores..................................................               97
                                                                                           --
                                                                                           --


MERCHANDISING

    OVERVIEW. Through our 8,500 square foot store prototype, we offer a comprehensive selection of over 19,000 different products, providing customers the convenience of one-stop shopping for all party supplies and paper goods. Our merchandise is organized by party themes. The prominent signage and wide aisles in our stores allow customers easy access to coordinate the merchandise required for all party occasions. We also believe that our extensive and readily available merchandise selection often stimulates customers to purchase additional products.


    PARTY SUPPLIES. We offer an extensive selection of complementary and coordinating party supplies in unique and traditional patterns, colors and designs. Our party supplies include:


-  invitations -  plates   -  napkins   -  party        -  streamers  -  giftware
-  banners     -  candles  -  balloons  favors          -  candy      -  seasonal
                                        -  party                      novelties
                                        snacks

    Our 8,500 square foot store prototype offers over 150 ensembles of party goods for many occasions, which include party hats, plates, napkins and cups. A significant portion of our party goods ensembles involves the use of movie and television figures, animated characters and celebrity likenesses licensed to the manufacturer of these ensembles.

    GIFT WRAPPING PRODUCTS. We offer a wide assortment of gift wrapping products in various patterns and colors, including gift wrap, gift bags, gift boxes, tissue paper, ribbons, bows, shred and gift tags. In addition to holiday selections, we offer distinctive gift packaging products for special occasions such as birthdays, graduations, weddings, baby showers and other family and religious celebrations.

    GREETING CARDS. We feature a wide variety of special occasion, seasonal and everyday greeting cards. Our 8,500 square foot store prototype offers over 10,000 titles. We carry traditional, humorous and contemporary brand name greeting cards at significantly lower prices than national greeting card chain stores.

    HOUSEHOLD AND CATERING FOOD SERVICE SUPPLIES. We offer paper supplies such as toilet paper, paper towels, dispenser towels, plates, cups, serving trays and bowls and table coverings. In addition to offering these products to our regular party goods customers, we are a paper product supplier for many commercial users of paper products, including catering companies and non-profit organizations.

    LOW PRICES. We provide customers with everyday low pricing on all products, at discounts ranging from 10% to 50% off the manufacturer's suggested retail price. In addition, we guarantee that we will meet or beat any advertised price on the products we offer. We reinforce our everyday low price strategy with signs prominently displayed throughout our stores and extensive promotional advertising.

PRODUCT SOURCING AND INVENTORY MANAGEMENT

    We purchase our merchandise from approximately 150 suppliers. In fiscal 1998, our largest supplier, Amscan Holdings, Inc., accounted for approximately 14% of our purchases and our eight largest suppliers represented approximately 51% of our purchases. We do not have long-term purchase commitments or exclusive contracts with any of our suppliers. We believe that alternative sources of product are available at comparable terms and conditions. We consider numerous factors in supplier selection, including price, payment terms, product offerings and product quality.

    We negotiate pricing with suppliers on behalf of all Company-owned and franchise stores. We believe that this buying power enables us to receive favorable pricing terms and to more readily obtain high demand merchandise. Although franchise stores are responsible for purchasing their own inventory, franchisees are able to make purchases on our negotiated pricing terms. As we add new stores, we believe we will increase the volume of our inventory purchases and benefit further from increased discounts and trade allowances and more favorable payment terms from our suppliers.

    More than 95% of our merchandise is shipped directly from the supplier to our stores. Shipping merchandise directly to our stores provides us with flexibility in pursuing new markets without the geographical constraints and costs associated with a central distribution system. Deliveries are processed and inventory items are inspected, sorted and priced in a segregated receiving area in the back of the store (approximately 10% of total gross square feet per store) before being placed on the selling floor. We believe that we realize substantial savings by not maintaining a central distribution system.

    Some of our suppliers, such as overseas suppliers, will not ship directly to our stores. These suppliers instead ship products directly to one store in each of our major metropolitan markets, which then separates and ships the products to our other stores within that market. This approach allows us to make opportunistic volume purchases. We maintain space in at least one of our stores in each of our principal markets, including Minneapolis/St. Paul, Denver, Kansas City, Oklahoma City, Tucson, Omaha and Seattle, for the separation and redistribution of products to our other stores within that market.

We maintain a small warehouse in Minneapolis from which we separate and distribute merchandise systemwide, including to our franchise stores.

ADVERTISING AND MARKETING

    We maintain aggressive advertising and marketing programs. Our strategy of clustering stores in metropolitan markets enables us to cost effectively employ a variety of media. We advertise primarily through newspaper, direct mail inserts and radio. We also promote products through the use of direct mail mini-catalogs as well as through in-store coupon books and party planning aids.

    Our advertising efforts are designed to educate consumers about our convenient store locations, promote the breadth and value of our product offering and stress the customer service levels of our sales associates. Our advertising consists primarily of full color newspaper and direct mail inserts designed around major holidays and the spring and summer seasons. In fiscal 1998, we distributed 17 newspaper and direct mail inserts. We supplement inserts by radio advertising for New Year's, Easter, the spring season, graduation, Halloween, and Christmas. In addition, we typically advertise the opening of new stores in newspaper and direct mail inserts as well as on the radio.

    We have initiated a targeted direct mail program to increase sales for special events. We currently mail mini-catalogs of wedding and graduation party goods to brides-to-be and families of high school graduates. We have recently expanded this direct mail program to other special occasions such as a child's first birthday, and to organizations purchasing basic party supplies and paper goods for commercial or institutional use. Our institutional customers include a variety of small businesses, caterers, food service companies, schools, synagogues, churches, civic groups and other organizations.

    In fiscal 1998, we spent approximately 75% of our marketing budget on full color newspaper and direct mail inserts, approximately 20% for television and radio advertising and the remainder on direct mail mini-catalogs and in-store sales promotions. We plan to increase our marketing efforts in fiscal 1999 to support our PARTY SMART concept and our e-commerce activities.

INFORMATION SYSTEMS

    Our information systems are integral to continuing our expansion and enhancing our competitive position in the industry. We completed the installation of Point of Sale ("POS") terminals in all our Company-owned stores in the third quarter of fiscal 1996. The POS terminals allow price lookup and inventory tracking by product. By polling transaction data nightly from each store's POS terminals, the system provides daily sales information and inventory levels at store, department, class and product level. This information allows the corporate office to monitor daily sales, gross profit, pricing and inventory by product across our entire store base. Also, our automatic merchandise replenishment system uses this information to allocate goods to individual stores based on specific product requirements.

    We completed the installation of JDA Retail Software Package in the first quarter of fiscal 1998. The JDA Retail Software Package operates on an IBM AS/400 platform, which required us to purchase new hardware. Switching hardware platforms provided us with the benefit of parallel operations during the conversion process. In addition, we have made extensive use of JDA's Minneapolis consulting office in both the implementation and data conversion process.

    The JDA system supports the complete range of retail cycle functions in the areas of finance, merchandising and distribution, providing our management with more sophisticated tools to utilize the information collected by our POS terminals. Our previous information systems were already performing most of the functions of the JDA Retail Software Package. Our management believes, however, that JDA has improved the efficiency of these tasks. In addition, we plan to develop enhancements such as data warehousing and electronic data interchange to improve our ability to systematically manage our inventory.

INTERNET AND E-COMMERCE

    The internet is a network linking computers throughout the U.S. and the world. International Data Corporation ("IDC") estimates that more than 56 million people in the United States used the internet in 1998 and that more than 136 million people will use the internet by the year 2002. Women, our principal customers, now make up half of all U.S. adult internet users, up from 18% of users three years ago. This growing use of the internet represents a significant opportunity for businesses to conduct commerce online. IDC projects that by the year 2000, 46 million consumers in America will be buying online. While online retail is still in its infancy, party supplies and paper goods online retailing is even more underdeveloped. We believe that prior to 18 months ago no company had a website offering party goods. Today, there appear to be only a few substantial websites offering party goods.

    We believe that the internet provides us an opportunity to grow our business. We expect that it will allow us to attract new customers in our existing markets and reach customers in geographic markets not currently served by our stores. We also expect that it will enable us to better serve our current customers. From the proceeds of this offering, we plan to design, implement and support our online retail business. We believe that our conventional retail infrastructure, established name recognition, management experience and supplier relationships will support our entrance into the online market. Additional sales of our products online will increase the volume of our inventory purchases, allowing us to benefit further from increased discounts and trade allowances and more favorable payment terms from suppliers. If we are able to take advantage of additional benefits from suppliers, we expect to be able to offer lower prices. We believe low prices will ultimately be one of the single most important factors stimulating purchasing on the internet.

    One part of our website strategy is to offer our PARTY SMART program on the internet. Initially we plan to promote and sell a "party in a box" concept. This means that a customer will be able to purchase a package of party goods containing all the items necessary to throw a specific type of party (e.g., baby showers, birthdays, theme parties and anniversaries).

    We intend to develop a website that, when fully developed, will allow a shopper to, among other things:

    - preview our store to learn more about our history, products and services

    - put together an entire party with one visit to our website

    - obtain party advice, ideas and tips

    - access a list of our local and national strategic partners (e.g., entertainers, caterers, rental supply firms, and operators of bowling alleys, skating rinks and pools)

    - pay for everything at one time at a check-out screen

    - return to check on the status of orders that have already been placed

    - receive e-mail from us about new items that would fit the selected party theme, or items asked about but were unavailable when the order was placed

    - contact customer service about the products and services available on our website

    - evaluate our performance and the performance of our website following the party

    - receive other information about us, such as franchising opportunities, investor relations and career opportunities

    We designed our current website, PAPERWAREHOUSE.COM, to offer business opportunities to individuals interested in owning a Paper Warehouse franchise. This website only contains a homepage and we plan to update the content of this website and provide links to other websites with a portion of the proceeds from this offering.

    We intend to design, develop and implement our website with a strategic technical partner. We intend to contract with an internet fulfillment service provider to process and ship orders, acknowledge and track orders, handle returns and canceled orders and provide other customer services.

    Our current implementation plan to launch our new website involves three stages:

    - upgrading the content of PAPERWAREHOUSE.COM so that visitors will be able to easily access our other company information which we expect to complete by the end of Summer 1999

    - developing and implementing the new website, including its e-commerce capabilities, which we expect to complete in time for Halloween 1999

    - providing maintenance and enhancements to improve our customer's shopping experience

    The costs to develop and implement our internet strategy, and the timetable on which we plan to launch this strategy, are based on our best estimates. The following factors, among others, may negatively impact the success of our internet strategy:


    - failure of our strategic partners to efficiently and timely perform


    - changes in technology

    - failure to attract customers to our website

    - increased competition in party suppliers and paper goods online retailing

    - changes in consumer preferences

    - problems associated with Year 2000

    If any of the above were to occur, our estimates may not be achieved, and our actual results could be significantly different from those anticipated.

FRANCHISING


    We have offered franchises of our Paper Warehouse store concept since October 1987. As of April 30, 1999, we had 32 franchisees operating 45 franchise stores located in the following states:



LOCATIONS                                                                       NUMBER OF STORES
----------------------------------------------------------------------------  ---------------------
Arizona.....................................................................                1
Colorado....................................................................                5
Florida.....................................................................                1
Georgia.....................................................................                2
Illinois....................................................................                2
Iowa........................................................................                2
Kansas......................................................................                2
Kentucky....................................................................                1
Louisiana...................................................................                4
Maryland....................................................................                1
Minnesota...................................................................                1
Mississippi.................................................................                1
Missouri....................................................................                1
Montana.....................................................................                2
Nebraska....................................................................                3
Nevada......................................................................                1
North Dakota................................................................                4
South Dakota................................................................                5
Tennessee...................................................................                1
Texas.......................................................................                3
Wyoming.....................................................................                2
                                                                                           --
Total Franchise Stores......................................................               45
                                                                                           --
                                                                                           --


    We establish franchise stores in markets outside of metropolitan areas with Company-owned stores. We believe that these markets typically are not served adequately by the party supplies and paper goods industry. In addition to generating franchise revenues, franchise stores benefit us through increased name recognition and increased buying power from our suppliers.

    We assist franchisees in opening and operating a Paper Warehouse store. During the pre-opening phase, our support includes:

    - site evaluation and assistance with lease negotiations

    - store build-out assistance

    - fixture, equipment, supplies and inventory procurement

    - opening advertising materials

    - operations training

    We make available to our franchisees services such as business planning, operations and promotional activities. In addition, we perform the merchandising process for our franchisees. We make periodic inspections of the franchise stores to ensure that the franchisee is complying with our various requirements and quality standards. We may, in the future, enter into multiple store development agreements with franchisees granting to them certain exclusive rights to develop stores in specified markets, so long as the franchisee meets a stated development schedule and complies with other provisions of the development agreement and the franchise agreement.

    Our franchise revenues are comprised of initial franchise fees and continuing royalty payments. Our current initial franchise fee ranges from $19,000 to $25,000 for new franchisees, depending on the type of store. We may offer a discount franchise fee for developers opening multiple stores. If a franchisee enters into a second or third franchise agreement it will receive a discount on the initial fee associated with the second or third store. Franchisees are also required to pay us a continuing royalty equal to a percentage of their weekly gross sales. Historically, this percentage has varied from 3% to 5%. Currently, new franchises pay us a continuing royalty of 4% of gross sales.

    The franchisee's initial investment depends primarily upon store size. This investment includes the initial franchise fee, real estate and leasehold improvements, fixtures and equipment, signs, point-of-sale systems, deposits and business licenses, initial inventory, opening promotional expenses and working capital. We may also require franchisees to pay a weekly advertising fee not to exceed 1% of gross sales, although to date we have not charged this fee. Each franchisee is granted a license from us for the right to use certain intellectual property rights, including the mark PAPER WAREHOUSE or PARTY UNIVERSE and related designs. Our franchise agreements provide for a ten-year term and contain conditional renewal options.

COMPETITION

    The party supplies and paper goods retailing business is highly competitive. In order to compete successfully against other party supplies and paper goods retailers, we believe we must maintain convenient locations, broad merchandise selections, competitive pricing and strong customer service. Our stores compete with a variety of smaller and larger retailers, including:

    - specialty party supply retailers

    - other superstores such as Party City and Factory Card Outlet

    - card shops such as Hallmark

    - designated departments in mass merchandisers, discount retailers, toy stores, drug stores, supermarkets and department stores

    Many of our competitors have substantially greater financial and personnel resources than we do. We may also encounter additional competition from new entrants in the future in our existing or planned new markets. Increased competition by existing or future competitors may reduce our sales and cause us to incur a loss.

    Two of our major competitors are currently having significant financial difficulties. In March 1999, Factory Card Outlet filed for reorganization under Chapter 11 of the bankruptcy code. Party City has not yet released its financial results for 1998, has experienced significant management turnover since January 1, 1999 and has defaulted under its secured credit facility. We do not believe that the problems facing Party City and Factory Card Outlet are indicative of a weakness in the party goods industry or with our business. We believe that the following factors distinguish our business from that of Factory Card Outlet and Party City:

    - we have grown our number of stores in a more controlled manner

    - our clustering growth strategy creates a critical mass of stores in our principal markets, which allows us to promote customer convenience and create favorable economies of scale for marketing, advertising and operations


    - we have a strong senior management team with significant retail experience


    We expect competition in the e-commerce market to increase from a growing number of companies selling goods and services over the internet, including companies focusing exclusively on party goods and services.

    Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we could otherwise establish or obtain. This could negatively effect our business.

TRADEMARKS AND SERVICE MARKS

    We use the marks PAPER WAREHOUSE, PARTY UNIVERSE and PARTY SMART. PAPER WAREHOUSE and PARTY UNIVERSE are federally registered trademarks. We have recently submitted an application to register the trademark PARTY SMART. We are aware of the common law usage of the name PAPER WAREHOUSE by several companies in various parts of the United States, which may prevent us from using that name in certain regional markets. In markets where we cannot use PAPER WAREHOUSE, we intend to use the name PARTY UNIVERSE. Because of our regional approach to advertising and store clustering, we believe that the use of a single trademark within each market is more important to our growth and business strategy than the use of one mark nationally.

GOVERNMENT REGULATION


    As a franchisor, we comply with rules and regulations adopted by the Federal Trade Commission and with state laws that regulate the offer and sale of franchises. We also comply with a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. These laws regulate the franchise relationship, for example, by requiring the franchisor to deal with franchisees in good faith, by prohibiting interference with the right of free association among franchisees and by regulating illegal discrimination among franchises with regard to charges, royalties or fees. To date, those laws have not kept us from seeking franchisees in any given area and have not effected our operations.


    All of our stores comply with regulations adopted by federal agencies and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors and difficulties or failures in obtaining the required licenses or approvals can delay and sometimes prevent the opening of a new store. In addition, we comply with the Fair Labor Standard Act and various state laws governing matters such as minimum wage, overtime and other working conditions. We also comply with the provisions of the Americans with Disabilities Act of 1990, which generally requires that employers provide reasonable accommodation for employees with disabilities and that stores be accessible to customers with disabilities.

EMPLOYEES

    As of April 30, 1999, we employed approximately 325 full-time and approximately 870 part-time employees. We consider our relationships with our employees to be good. None of our employees are covered by a collective bargaining agreement.

FACILITIES

    We own a 23,000 square foot building in a suburb of Minneapolis, Minnesota, in which our headquarters are located. We lease a 17,000 square foot building in a suburb of Minneapolis, Minnesota for warehouse space. We lease all the locations for our 97 Company-owned stores. We anticipate that our new Company-owned stores will typically have ten-year leases with at least one five-year renewal option.

LEGAL PROCEEDINGS

    We are not a party to any material litigation. We are not aware of any threatened litigation that would negatively impact our business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL

    The following table contains certain information about our directors and executive officers:

NAME                                  AGE                             POSITION
--------------------------------      ---      ------------------------------------------------------
Yale T. Dolginow(2).............          56   President, Chief Executive Officer and Chairman of the
                                                 Board

Brent D. Schlosser..............          45   Executive Vice President and Director

Cheryl W. Newell................          46   Vice President and Chief Financial Officer

Diane C. Dolginow...............          55   Secretary and Director

Steven P. Durst.................          31   Vice President of Merchandising

Arthur H. Cobb(1)...............          48   Director

Marvin W. Goldstein(1)(2).......          55   Director

Martin A. Mayer(1)(2)...........          56   Director

Jeffrey S. Halpern..............          56   Director

    The following table contains certain information about other key personnel:

NAME                                  AGE                             POSITION
--------------------------------      ---      ------------------------------------------------------
Diana G. Purcel.................          32   Controller

Michael A. Anderson.............          38   Vice President of Franchising

Steven R. Anderson..............          52   Vice President and Chief Information Officer

Carol A. Carroll................          48   Vice President of Stores

Willard V. Lewis................          64   Vice President of Store Development

Kristen Lenn....................          31   Director of Human Resources

------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    YALE T. DOLGINOW currently serves as President, Chief Executive Officer and a director and was part of the original management team that purchased the Paper Warehouse business in 1986. Mr. Dolginow has been in the retail business since 1968 and has served in various capacities with numerous retail and mail-order companies, such as President and Chief Executive Officer of Carlson Catalog Showrooms, Inc., Assistant to the President of Dayton Hudson Corporation, President of Modern Merchandising, Inc. and Chief Executive Officer and President of Dolgin's, Inc. Mr. Dolginow and Diane C. Dolginow are husband and wife.

    BRENT D. SCHLOSSER currently serves as Executive Vice President and a director and was also part of the original management team that purchased the Paper Warehouse business in 1986. From 1982 to 1986, Mr. Schlosser served in various capacities, including Vice President Marketing/Buying and Executive Vice President Marketing/Merchandising at Carlson Catalog Showrooms, Inc. From 1977 to 1982, Mr. Schlosser served as director of Marketing for Modern Merchandising, Inc. From 1975 to 1977, Mr. Schlosser was advertising director for Dolgin's, Inc.

    CHERYL W. NEWELL currently serves as Vice President and Chief Financial Officer and joined us in August 1997. From 1991 to August 1997, Ms. Newell was a Vice President with the Corporate Banking

Group at U.S. Bancorp, a bank holding company, responsible for management of desktop technology, disaster recovery and training and development. From 1986 to 1991, Ms. Newell was a Vice President with Citicorp, a bank holding company. From 1976 to 1986, Ms. Newell was a Vice President at Norwest Bank n/k/a Wells Fargo Corporation.

    DIANE C. DOLGINOW currently serves as our Secretary and a director and joined us in 1986. Ms. Dolginow was a director of Dolgin's Inc. from 1968 to 1976, and since 1994 has been a director on the National Advisory Board of the School of Education at University of Kansas. Ms. Dolginow and Mr. Dolginow are husband and wife.

    STEVEN P. DURST currently serves as Vice President of Merchandising and joined us in 1995. Mr. Durst joined us as Director of Information Systems, became Vice President of Information Systems in 1997 and assumed his current position in 1998. From 1995 to 1997 Mr. Durst served as Director of Information Systems for the Company. From 1990 to 1995 Mr. Durst was employed by Exxon Corporation where he performed various engineering and business planning functions. Mr. Durst is the son-in-law of Mr. and Mrs. Dolginow.

    ARTHUR H. COBB has served as a director since 1992. He is a consultant and certified public accountant. Since 1978, he has been engaged in providing financial consulting services and is President of Cobb & Associates, Ltd. Mr. Cobb was a partner with Peat Marwick Mitchell & Co., n/k/a KPMG Peat Marwick LLP, a public accounting firm.

    MARVIN W. GOLDSTEIN has served as a director since 1996. Mr. Goldstein is currently a financial consultant. From April 1997 through August 1997, Mr. Goldstein was Executive Vice President and Chief Operating Officer of Regis Corp., a national chain of hair salons. From August 1995 through April 1997, Mr. Goldstein was Chairman of the Board, Chief Executive Officer and President of Pet Food Warehouse, Inc., a specialty retailer. From February 1988 to September 1994, Mr. Goldstein served in various positions at the Department Store Division of Dayton Hudson Corporation, including President and Chief Operating Officer, Chairman and Chief Executive Officer. Mr. Goldstein is a director, and serves on the compensation committee, of each of the following companies: Wilson's, The Leather Experts, Inc., Buffet's, Inc., A.R.C.A., Inc., Greenspring, Inc. and kidBoard, inc.

    MARTIN A. MAYER has served as a director since 1992. He has been an adjunct professor of marketing at the University of San Diego since 1995 and has been an independent financial consultant since 1992. Mr. Mayer was a partner with Peat Marwick Mitchell & Co., n/k/a KPMG Peat Marwick LLP, a public accounting firm, from 1973 until 1992. Mr. Mayer is a certified public accountant.

    JEFFREY S. HALPERN has served as a director since 1997. He has been Chairman of the Board and Chief Executive Officer of Southwest Casino and Hotel Corp. since 1993. Mr. Halpern was a partner in the law firm of Popham, Haik, Schnobrich & Kaufman, Ltd. from 1989 until 1993, and a founding partner of Halpern & Druck from 1980 to 1989.

    DIANA G. PURCEL currently serves as Controller and joined us in April 1999. Before joining the Company and since March 1998, Ms. Purcel was Divisional Controller for Corporate Planning and Reporting for Damark International, Inc. From 1994 to 1998, Ms. Purcel was a Senior Analyst with Dayton Hudson Corporation. Before joining Dayton Hudson Corporation and since 1988, Ms. Purcel was an auditor with Arthur Andersen, LLP.

    MICHAEL A. ANDERSON currently serves as Vice President of Franchising and joined us in 1991. Mr. Anderson joined us as Controller and assumed his current position in 1999. From 1987 to 1991, Mr. Anderson was an accountant at Luri, Eiger, Besikof & Company, a Minneapolis public accounting firm. From 1982 to 1986, Mr. Anderson was a staff accountant with Marvin O. Anderson, LPA, a public accounting firm located in Minnesota.

    STEVEN R. ANDERSON currently serves as Vice President and Chief Information Officer of the Company and joined us in December 1998. From May 1997 until June 1998, Mr. Anderson was Senior Vice President and Chief Information Officer for County Seat, a publicly-held specialty soft goods retailer. From 1986 to 1997, Mr. Anderson held a number of information systems positions, including Senior Vice President and Chief Information Officer at Best Buy Co., a publicly-held specialty retailer.

    CAROL A. CARROLL currently serves as Vice President of Stores and joined us in 1994. Ms. Carroll joined us as Director of Stores and until she assumed her current position in 1997. From 1992 to 1994, Ms. Carroll was Director of Stores of CBR, Inc., a privately-owned retailer, specializing in airport retail. From 1976 to 1992, Ms. Carroll served as a District Manager, managing 17 stores in a five-state area, for Best Products, Inc.

    WILLARD V. LEWIS currently serves as Vice President of Store Development and joined us in 1992. Mr. Lewis joined us as Director of Development and assumed his current position in 1997. From 1990 to 1992, Mr. Lewis served as Vice President of Network Facilities Professionals, Inc., a Minnesota-based computer software firm. Mr. Lewis was employed by Dolgin's, Inc. from 1970 to 1985.

    KRISTEN LENN currently serves as Director of Human Resources and joined us in August 1997. From 1994 to 1997, Ms. Lenn was a Senior Consultant with McGladrey & Pullen, LLP, a public accounting firm, and provided a wide range of human resources generalist services to clients.

DIRECTOR COMPENSATION

    DIRECTORS' FEES. We pay non-employee directors $1,000 for each meeting attended, plus we reimburse all out-of-pocket expenses incurred on behalf of Paper Warehouse.

    DIRECTOR OPTIONS. Eligible directors participate in the Director Stock Option Plan (the "Director Plan"). The Board administers the Director Plan. Under the terms of the Director Plan, the Board automatically grants each newly elected non-employee director a non-statutory option to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. These options vest in one-third increments beginning on the first anniversary of the date of grant and on each of the next two anniversaries of this date. On November 24, 1997, the Board granted each of the non-employee directors an option to acquire 10,000 shares of our common stock at an exercise price of $7.50 per share. These options have a term of ten years from November 24, 1997 and vest in one-third increments on each of November 24, 1998, 1999 and 2000.

    On June 4, 1998, the Board granted each of the non-employee directors a non-statutory option outside of the Director Plan to acquire 5,000 shares of our common stock at an exercise price of $4.25 per share, the closing sale price of our common stock on the date of grant. On December 7, 1998, the Board granted each of the non-employee directors another non-statutory option outside of the Director Plan to acquire 6,250 shares of our common stock at an exercise price of $2.75 per share, the closing sale price of our common stock on the date of grant. All options granted to non-employee directors outside of the Director Plan, have a term of ten years from the date of grant and vest in one-third increments beginning on the first anniversary of the date of grant and on each of the next two anniversaries of this date.

    All options granted to these non-employee directors will become immediately exercisable in full if any of the following events occur:

    - the death of the director

    - the removal of the director from the Board without cause

    - the director is not re-nominated or re-elected as a director

    - a change in control of Paper Warehouse, as defined in any existing agreements between us and our senior officers

    - the director voluntarily resigns from the Board

    CONSULTING FEES. In fiscal 1998, we paid Martin A. Mayer $1,800 plus expenses for strategic planning services Mr. Mayer rendered to us in connection with senior management strategic planning meetings. We also paid Marvin W. Goldstein $12,000 in fiscal 1998 for consulting services Mr. Goldstein rendered to us in connection with providing merchandising training and strategic planning.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    AUDIT COMMITTEE. Our board of directors has an Audit Committee. The Audit Committee is currently comprised of Messrs. Cobb, Goldstein and Mayer. The Audit
Committee:

    - assists the Board with its accounting, auditing, operating and reporting practices


    - analyzes our annual financial statements


    - selects and works with our independent auditors

    - monitors the adequacy of our internal controls for compliance with corporate policies and directives

    COMPENSATION COMMITTEE. Our board of directors also has a Compensation Committee. The Compensation Committee is currently comprised of Messrs. Dolginow, Mayer and Goldstein. The Compensation Committee:

    - reviews and recommends to the Board the compensation of our directors, executive officers and key employees

    - administers our 1997 Stock Option and Compensation Plan

EXECUTIVE COMPENSATION

    The following table provides summary information concerning cash and non-cash compensation for each of the last three fiscal years paid to or earned by our President and Chief Executive Officer and our three other most highly compensated executive officers, each of whose total annual salary and bonus exceeded $100,000 in the fiscal year ended January 29, 1999 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                    -------------
                                                             ANNUAL COMPENSATION     SECURITIES
NAME AND                                                   -----------------------   UNDERLYING         ALL OTHER
PRINCIPAL POSITION                                YEAR     SALARY ($)   BONUS ($)    OPTIONS (#)   COMPENSATION ($)(1)
----------------------------------------------  ---------  ----------  -----------  -------------  -------------------
Yale T. Dolginow..............................       1998  $  285,000   $      --            --         $  27,405
  PRESIDENT AND                                      1997     285,000          --            --            27,335
  CHIEF EXECUTIVE OFFICER                            1996     285,000          --            --            27,005

Brent D. Schlosser............................       1998     145,000          --            --             1,394
  EXECUTIVE VICE PRESIDENT                           1997     145,000          --            --             1,450
                                                     1996     145,000          --            --             1,394

Cheryl W. Newell(2)...........................       1998     125,000      15,000        17,000               481
  VICE PRESIDENT AND                                 1997      62,749          --        17,000                --
  CHIEF FINANCIAL OFFICER                            1996          --          --            --                --

Steven P. Durst...............................       1998      93,462      10,000        11,200               787
  VICE PRESIDENT OF                                  1997      70,000       5,000        11,200               700
  MERCHANDISING                                      1996      55,000          --            --               254

------------------------

(1) Represents amounts of matching contributions we made to the Named Executive Officers' respective 401(k) accounts, except for Mr. Dolginow which amounts also include $25,727 in each of 1998, 1997 and 1996 as the value of benefits for Mr. Dolginow, determined as prescribed by the SEC for this type of valuation, under a "split dollar" life insurance arrangement.

(2) Ms. Newell has been Vice President and Chief Financial Officer of the Company since August 1997.

OPTION GRANTS

    The following table summarizes option grants during the fiscal year ended January 29, 1999 to the Named Executive Officers and the potential realizable value of the options.

                       OPTION GRANTS IN FISCAL YEAR 1998

                                                                     % OF                                  POTENTIAL REALIZABLE
                                                                     TOTAL                                   VALUE AT ASSUMED
                                                   NUMBER OF        OPTIONS                                ANNUAL RATES OF STOCK
                                                  SECURITIES      GRANTED TO      EXERCISE                  PRICE APPRECIATION
                                                  UNDERLYING       EMPLOYEES       OR BASE                  FOR OPTION TERM(1)
                                                    OPTIONS        IN FISCAL        PRICE     EXPIRATION   ---------------------
NAME                                              GRANTED (#)      YEAR 1998      ($/SHARE)      DATE         5%         10%
-----------------------------------------------  -------------  ---------------  -----------  -----------  ---------  ----------
Cheryl W. Newell...............................       17,000             9.3%     $    2.75     12/07/08   $  69,228  $  110,234
Steven P. Durst................................       11,200             6.2%          2.75     12/07/08      45,609      72,625

------------------------

(1) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises depend upon our common stock's future performance, overall market conditions and the executive's continued involvement with us. The amounts represented in this table will not necessarily be achieved.


    All options set forth in the above table vest in one-third increments beginning on the first anniversary of the date of grant and on each of the next two anniversaries of this date with all options granted becoming fully vested three years from the date of grant. See "Stock Option Plans--Employee Stock Option Plan" for change in control provisions.


OPTION EXERCISES

    The following table summarizes option exercises during the fiscal year ended January 29, 1999 and the number and value of options held by the Named Executive Officers as of January 29, 1999.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998
                     AND 1998 FISCAL YEAR-END OPTION VALUES

                                                                              NUMBER OF                 VALUE OF UNEXERCISED
                                                                        UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                           SHARES          VALUE         JANUARY 29, 1999 (#)        JANUARY 29, 1999 ($)(1)(2)
                                         ACQUIRED ON     REALIZED    ----------------------------  ------------------------------
NAME                                    EXERCISE (#)      ($)(2)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
-------------------------------------  ---------------  -----------  -------------  -------------  -------------  ---------------
Yale T. Dolginow.....................            --      $      --            --             --      $      --       $      --
Brent D. Schlosser...................            --             --            --             --             --              --
Cheryl W. Newell.....................             0              0         5,666         28,334              0               0
Steven P. Durst......................             0              0         3,733         18,667              0               0

------------------------

(1) Based on the January 29, 1999 closing price of the common stock of $2.125.

(2) The "Value Realized" and the "Value of Unexercised In-the-Money Options" amounts are calculated based on the excess of the market value of our common stock on the date of exercise or January 29, 1999 over the exercise price. The exercise price of options may be paid in cash or in shares of our common stock valued at fair market value on the day prior to the date of exercise.

EMPLOYMENT AGREEMENTS

    In July 1997, Cheryl W. Newell entered into an employment agreement with us to serve as Chief Financial Officer. Ms. Newell will receive an annual base salary of $115,000, subject to increase by the Board based upon her performance, appropriate industry guideline data and other factors. Ms. Newell may also receive an annual bonus based upon her performance. Upon the completion of our initial public offering of common stock, Ms. Newell received an option to purchase 17,000 shares of our common stock as provided in her employment agreement. Under her agreement, Ms. Newell may not disclose confidential information about us for the term of the agreement and for one year thereafter and may not compete with us for a two-year period after termination of her employment with us. Ms. Newell may terminate her employment with us upon 30 days' written notice to us at any time for any reason.

STOCK OPTION PLANS

    EMPLOYEE STOCK OPTION PLAN. We have adopted a 1997 Stock Option and Compensation Plan (the "Employee Stock Plan"). We may grant officers, key employees, and subject to stockholder approval, non-employee directors and independent contractors, stock options, stock appreciation rights, stock awards, performance shares and cash awards under the Employee Stock Plan. Subject to stockholder approval, we have reserved an aggregate 1,025,000 shares of our common stock for issuance under the Employee Stock Plan.

    The Compensation Committee of our Board administers the Employee Stock Plan. The Compensation Committee is authorized to determine, among other things, the following:

    - the participants to whom, and the times at which, options and other benefits are to be granted

    - the number of shares subject to each option

    - the applicable vesting schedule

    - the exercise price

    The Compensation Committee will also determine the treatment to be afforded to a participant in the Employee Stock Plan in the event of termination of employment for any reason, including death, disability or retirement.


    Under the Employee Stock Plan the maximum term of a stock option is ten years for incentive stock options and ten years plus one day for non-statutory stock options. No option may be exercised during the first 12 months after the date of grant. Upon the occurrence of a "change in control," unless otherwise determined by our board of directors and a majority of the "continuing directors" ("continuing directors" are directors who were in office before the occurrence of or public announcement of a "change in control," directors in office for a period of more than two years and directors nominated and approved by the continuing directors):


    - the restrictions on all shares of restricted stock awards lapse immediately

    - all outstanding options and stock appreciation rights will become exercisable immediately

    - all performance shares shall be deemed to be met and payment made immediately

For purposes of the Employee Stock Plan, a "change in control" occurs when:

    - any person or group becomes the beneficial owner of 30% or more of any of our equity security entitled to vote for the election of directors

    - a majority of the members of our board of directors is replaced within the period of less than two years by directors not nominated and approved by our board of directors

    - our stockholders approve an agreement to merge or consolidate with or into another corporation or an agreement to sell or otherwise dispose of all or substantially all of our assets (including a plan of liquidation)

    Pursuant to our Employee Stock Plan, we have granted options to purchase an aggregate of 327,200 shares at an exercise price equal to the fair market value on the date of grant. These options vest over a three-year period beginning on the first anniversary of the date of grant and expire ten years from the date of grant.



    DIRECTORS STOCK OPTION PLAN. We have adopted the Director Plan. The Board administers the Director Plan. We have reserved an aggregate of 40,000 shares of our common stock for issuance under the Director Plan. See "Director Compensation--Director Options."


EMPLOYEE STOCK PURCHASE PLAN

    On December 7, 1998, our Board approved an Employee Stock Purchase Plan, subject to stockholder approval. The Employee Stock Purchase Plan reserves 150,000 shares of our common stock for issuance and purchase by our employees to assist them in acquiring a stock ownership interest in us and to encourage them to remain our employees. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and permits eligible employees to purchase shares of our common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year or 5,000 shares of our common stock in any one offering period. Our Compensation Committee administers the Employee Stock Purchase Plan. Generally, the purchase price of our common stock under the Employee Stock Purchase Plan must not be less than 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of April 30, 1999, no shares have been purchased under the Employee Stock Purchase Plan. The stockholders will be asked to approve the Employee Stock Purchase Plan at our annual meeting on June 11, 1999. If approved, the first offering period will begin on August 1, 1999.

                              CERTAIN TRANSACTIONS

    We employ Steven P. Durst as Vice President of Merchandising, a position he has held since June 1998. Before that time Mr. Durst served as our Vice President of Information Systems and as our Director of Information Systems. Mr. Durst joined us in 1995 and is the son-in-law of Yale T. Dolginow, our President and Chief Executive Officer, and Diane C. Dolginow, our Secretary. During fiscal 1998, we paid Mr. Durst $103,462 in annual compensation.

    Before our initial public offering, we were treated as an S-Corporation under the Internal Revenue Code for federal and certain state income tax purposes. As a result, our earnings were taxed directly to our then current stockholders, Mr. Dolginow and Mr. Schlosser (the "S-Corporation Stockholders") rather than to us. To provide the S-Corporation Stockholders with the funds to pay income taxes on these earnings and as a return on their investment, we paid annual distributions to them. In connection with our initial pubic offering, we converted from an S-Corporation to a C-Corporation under the Code. In January 1997, the Board declared a cash dividend payable to the S-Corporation Stockholders, which the board of directors intended to equal the balance of accumulated taxable income from the date of the last dividend to the S-Corporation Stockholders (January 13, 1997) through July 31, 1997. The precise amount of the cash dividend was to be later determined by us and our auditors upon the completion of our tax returns. Before our initial public offering, we estimated the cash dividend to be equal to $166,000. Because the amount of the cash dividend was not finalized at the closing of the initial public offering, it was not actually paid at that time. In October 1998, we completed all of our required tax returns for the period when we were an S-Corporation and determined that the actual amount of the cash dividend should have been $133,000 and not $166,000. On October 8, 1998, we paid the S-Corporation Stockholders a total of $133,000 to satisfy our obligation to pay the S-Corporation Stockholders the cash dividend, which payment was consistent with the tax agreement described below.

    Paper Warehouse and both Messrs. Dolginow and Schlosser are parties to an S-Corporation Tax Allocation and Indemnification Agreement relating to their respective income tax liabilities. The tax agreement provides that we will indemnify Messrs. Dolginow and Schlosser for any adjustments causing an increase in their federal and state income tax liability (including interest and penalties) related to our tax years before our initial public offering. They are not indemnified if the adjustments result in or are related to a corresponding decrease in their federal and state income tax liability with respect to another S-Corporation taxable year.

    Subject to certain limitations, the tax agreement also provides that Messrs. Dolginow and Schlosser will indemnify us with respect to federal and state income taxes (plus interest and penalties) in connection with shifting from an S-Corporation taxable year to a C-Corporation taxable year subsequent to our initial public offering. Since neither Mr. Dolginow nor Mr. Schlosser have given any security for their indemnification obligations, our ability to collect these payments depends upon their financial condition at the time of any these indemnification obligation arises. We are not aware of any tax adjustments that may arise under the tax agreement.

    The tax agreement further provides that to the extent that our accumulated taxable income prior to our conversion to a C-Corporation is less than the cash dividends, Messrs. Dolginow and Schlosser will make a payment equal to the difference to us, and if the accumulated taxable income is greater than the aggregate amount of the cash dividends, we will make an additional distribution equal to the difference to them, in either case, with interest thereon. Any payment we make to them pursuant to the tax agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by us for income tax purposes.

    In December 1998, we entered into an Asset Purchase Agreement with Prickly Pear Paper, Inc. and Susan Hazan. Prickly Pear operated four franchise stores in Tucson, Arizona, and Ms. Hazan was president and a 95% stockholder of Prickly Pear. Ms. Hazan is Mr. Dolginow's sister. Mr. Dolginow was Prickly Pear's Vice President. We purchased all of the assets of the four franchise stores for approximately $1.2 million cash and 70,749 shares of our common stock for an aggregate purchase price of $1,349,974. We allocated the purchase price based on the fair market value of the net assets and recorded any excess as goodwill. We now employ Ms. Hazan as a district manager. Before the acquisition, Prickly Pear paid franchise, continuing and other fees to us in fiscal 1998 in the aggregate amount of approximately $88,728.

    In March 1996, we sold a Paper Warehouse store located in Lawrence, Kansas to Sunflower Party and Paper, Inc. for an aggregate amount of $144,000 plus the assumption of some of our liabilities relating to that store. Sunflower operates this store as a franchise store and is wholly-owned by Larry and Patty Schlosser, the brother and sister-in-law of Mr. Schlosser. During fiscal 1998, Sunflower paid us an aggregate of approximately $24,810 in franchise and other fees. On February 28, 1998, Sunflower renewed its sublease with us through January 30, 2002. Total payments to us under the terms of the sublease were approximately $66,227 during fiscal 1998.


    Mr. Dolginow is a director of Richfield Bank & Trust Co. We had a $7,500,000 line of credit with Richfield Bank, which was paid-in-full on June 7, 1999. On April 8, 1999 we refinanced the loan from Richfield Bank for our corporate headquarters. As part of the refinancing, Mr. Dolginow was released from his personal guarantee to the U.S. Small Business Administration in the original principal amount of $433,000, the proceeds of which were also used to finance, in part, the acquisition of the our corporate headquarters.


    We believe that all prior transactions between us and our officers, directors and other affiliates have been on terms no less favorable than could have been obtained from unaffiliated third parties. Any future transactions and loans with our officers, directors or 5% stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent outside members of our board of directors who do not have an interest in the transactions.

                     PRINCIPAL SHAREHOLDERS AND BENEFICIAL
                            OWNERSHIP OF MANAGEMENT


    The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 1999, unless otherwise noted by:


    - each stockholder who we know beneficially owns more than 5% of our outstanding common stock

    - each director and nominee for election to our Board

    - each executive officer named in the Summary Compensation Table above

    - all of our executive officers and directors as a group

    The address for all of our executive officers and directors is 7630 Excelsior Boulevard, Minneapolis, Minnesota 55426.


                                     SHARES OF COMMON STOCK
                                      BENEFICIALLY OWNED(1)
                                     -----------------------
                                                      PERCENT
                                                      OF
NAME                                     AMOUNT       CLASS(2)
-----------------------------------  --------------   ------
Yale T. Dolginow...................       1,917,443(3)  41.4%
Brent D. Schlosser.................         286,375     6.2%
Diane C. Dolginow..................            (4)0       *
Arthur H. Cobb.....................           5,999(5)     *
Marvin W. Goldstein................          14,999(6)     *
Martin A. Mayer....................          48,322(7)   1.0%
Jeffrey S. Halpern.................           4,999(8)     *
Cheryl W. Newell...................           8,666(9)     *
Steven P. Durst....................           3,733(10)     *
Wellington Management Company LLP
  75 State Street
  Boston, Massachusetts 02109......         444,900(11)   9.6%
All directors and executive
  officers as a group (9
  persons).........................       2,290,536(12)  48.8%


------------------------

   * Less than 1% of the outstanding shares.

 (1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by the person or group. Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to these shares of common stock.


 (2) Based on 4,627,936 shares of our common stock outstanding as of June 1, 1999.



 (3) Includes 301,000 shares held in trust for Mr. Dolginow's daughters.


 (4) Does not include shares beneficially owned by Yale T. Dolginow, Ms. Dolginow's husband.


 (5) Includes options to purchase 4,999 shares of our common stock exercisable within 60 days.



 (6) Includes options to purchase 4,999 shares of our common stock exercisable within 60 days.



 (7) Includes options to purchase 43,322 shares of our common stock exercisable within 60 days, of which 38,323 shares represent shares issuable upon exercise of a stock option granted to Mr. Mayer by Mr. Dolginow.

 (8) Includes options to purchase 4,999 shares of our common stock exercisable within 60 days.


 (9) Includes options to purchase 5,666 shares of our common stock exercisable within 60 days.

 (10) Includes options to purchase 3,733 shares of our common stock exercisable within 60 days.

 (11) Based solely on a Schedule 13G dated December 31, 1998, reporting beneficial ownership of 444,900 shares of our common stock held by Wellington Management Company, LLP, as an investment adviser, which are all held of record by clients of Wellington Management. Wellington Management has shared voting power over 364,900 shares and shared dispositive power over 444,900 shares.


 (12) Includes options to purchase 67,718 shares of our common stock exercisable within 60 days.

                           DESCRIPTION OF DEBENTURES

    We will issue the Debentures under an Indenture dated as of June   , 1999
between us and Norwest Bank Minnesota, N.A., as trustee. Many of the terms and conditions applicable to the Debentures will be contained in the Indenture. The following summarizes some, but not all, of the provisions of the Debentures and the Indenture. Prospective buyers of the Debentures should refer to the actual terms of the Debentures and the Indenture for the definitive terms and conditions. Copies of the proposed forms of Indenture and Debentures are filed as exhibits to the Registration Statement of which this prospectus is a part. As used in this Description of Debentures, the words "we," "us," or "our" do not include any of our subsidiaries unless expressly stated. Capitalized terms used, but not defined, in this Description of Debentures have the meanings given in the Indenture.

GENERAL


    The total principal amount of the Debentures will be limited to $4,000,000. The Debentures represent our general unsecured obligations and are subordinate in right of payment to our Senior Debt as described under "--Subordination." We will issue the Debentures in fully registered form only, without coupons, in denominations of $1,000 each and any integral multiple of $1,000. The Debentures will mature on June 15, 2005 unless converted, redeemed or repurchased before the maturity date. See "--Conversion," "--Optional Redemption by Us" and "--Repurchase at Option of Holder."


    The Debentures will accrue interest at an annual rate of 9%. We will pay the first interest payment on September 15, 1999, and quarterly after that date on the 15th day of December, March, June and September. We will also pay all accrued interest upon maturity, conversion, redemption and repurchase of the Debentures. Interest will be payable to the person in whose name the Debenture is registered at the close of business on the Regular Record Date for the interest installment, which is the 15th day of the calendar month preceding each Interest Payment Date. If any payment date falls on a day that is not a business day, we will make the payment on the next business day and we will not pay any additional interest. We will generally make all interest payments on the Debentures by check mailed to the holders entitled to the interest. Whenever interest is paid, the payment will include interest accrued to, but excluding, the interest payment date or the date of redemption, conversion, repurchase or maturity. We will compute interest on the Debentures on the basis of a 360-day year comprised of 12 30-day months.

    The Indenture restricts our ability to enter into transactions, unless we first satisfy certain conditions described in the Indenture. If the transaction involves a "Change of Control," you will have the right to require us to repurchase your Debentures, in the manner described in "--Repurchase at Option of Holder." Dividends, stock splits and other distributions may result in an adjustment to the conversion price of the Debentures.

    The Debentures will have no sinking fund. A sinking fund is a custodial or similar account into which regularly scheduled deposits are made for purposes of funding the redemption or repurchase of the principal amount of the Debentures.


    As long as we are a reporting company under the Exchange Act, we must furnish to the Trustee and all Debenture holders all reports required to be filed with the Commission under the Exchange Act.



    The holder of any Debenture, may present such Debenture for registration, transfer or exchange at an office of Norwest Bank Minnesota, as trustee, located in the continental United States. The Trustee will maintain a registry for the Debentures. We will not charge any fee for registration, transfer or exchange of any Debentures. We may request reimbursement for taxes incurred by us in connection with any registration, transfer or exchange of Debentures. We are not required to register the transfer or exchange of any Debenture that has been previously surrendered for repurchase, conversion or redemption.


CONVERSION


    You may convert your Debenture, in whole or in part, into our common stock
at an initial conversion price equal to $      principal amount of Debentures
for each share of common stock. You may convert your Debenture at any time before the close of business on June 15, 2005. If we call the Debentures for redemption or you submit the Debentures for repurchase, your conversion rights will expire at the close of business on the Redemption Date or the Repurchase Date, as applicable.



    You may exercise the right to convert your Debentures in denominations of integral multiples of $1,000 by delivering your Debentures to the trustee's designated office in the U.S. accompanied by a written notice that you elect to convert your Debentures. If the date of conversion occurs after a Regular Record Date, but before the next Interest Payment Date, and we have not called the Debentures for redemption, we will pay you the interest due on the next Interest Payment Date, regardless of the conversion, but only interest to the date of conversion. If the principal amount you wish to convert is not evenly divisible by the conversion price, instead of issuing a fractional share, we will pay you a cash adjustment in an amount equal to the same fraction of the conversion price per share of common stock.



    If you present a Debenture for conversion, you will not be required to pay any taxes or duties relating to the issuance of our common stock (except to the extent relating to exchange or currency control matters or the status of the person converting the Debentures), but you will be required to pay any tax or duty resulting from the issuance of common stock in the name of any other person.


    The conversion price may be adjusted upon certain events including:

    - our issuing common stock or other capital stock as a dividend or distribution to the holders of our common stock

    - our dividing or combining our outstanding shares of common stock into a different number of shares

    - our issuing common stock as a result of reclassification of our common stock

    - subject to certain exceptions, our fixing a record date for making a rights offering to our stockholders

    - our Board determining that a reduction is in our best interest, to the extent permitted by law


    In the event of any reclassification or other change in our common stock, or our consolidation, merger, or combination with or into another entity or a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety, that results in the holders of our common stock becoming entitled to receive stock, other securities, cash or other property or assets on or in exchange for their shares of common stock, you will generally be entitled to convert your Debentures into the type and amount of property or assets, including cash, that you would have received had the Debentures been converted immediately before the event. All references in this Description of Debentures to "common stock" in the context of your right to convert, should be construed to mean either our common stock or the other property into which the Debenture is convertible.


    You may, in certain circumstances, be deemed to have received a distribution or dividend subject to U.S. income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price of your Debentures. See "--Certain United States Federal Income Tax Considerations."

    Unless the adjustment in the conversion price requires an increase or decrease of at least $.01 per share, we will not be required to make any adjustments in the conversion price. Any adjustment not made will be taken into account in subsequent adjustments.

OPTIONAL REDEMPTION BY US


    On or after June   , 2002, we may elect to redeem the Debentures. If we
elect to redeem the Debentures, we must redeem all of them. We will not be
allowed to redeem the Debentures before June   , 2002. We will provide the
holders of the Debentures at least 30 but not more than 60 days notice of our intent to redeem the Debentures.


    The Redemption Price for the Debentures (expressed as a percentage of the principal amount of each Debenture thereof) will be as follows for Debentures redeemed in the 12-month periods beginning on June of each of the following years:

                                                                                PERCENTAGE OF
YEARS                                                                          EACH DEBENTURE
-----------------------------------------------------------------------------  ---------------
1999-2001....................................................................       No call
2002.........................................................................           108%
2003.........................................................................           104%
2004 and thereafter..........................................................           100%


    We will also pay accrued interest through the Redemption Date. If an Interest Payment Date occurs before the Redemption Date, the interest payable on such Interest Payment Date will be paid to the holder of record as of the relevant Record Date. Interest not so paid will be paid to the party to whom the Redemption Price is paid.


    We have no right to redeem the Debentures during any period when an Event of Default, or an event which, with notice or lapse of time or both, would constitute an Event of Default, has occurred and is continuing.

REPURCHASE AT OPTION OF HOLDER


    If we experience a Change of Control before June 15, 2005, you will have the right, at your option, to require us to repurchase all or part of your Debentures on the 45th calendar day after the date that we mail a notice to you of the occurrence of a Change of Control. We will pay the Repurchase Price in cash and the Repurchase Price will be 102% of the principal amount of the Debentures. We will also pay accrued interest up to the Repurchase Date. If an Interest Payment Date is on or before the Repurchase Date, we will pay the interest payable on such Interest Payment Date to the holder of record on the relevant Record Date. Interest not so paid will be paid to the party to whom the Repurchase Price is paid.



    You may exercise your repurchase rights by delivering written notice indicating, among other things, that you have elected to exercise your repurchase rights to the Trustee on or before the close of business on the 30th calendar day after the date of our repurchase notice. The notice is to be accompanied by the Debentures, endorsed for transfer to us.



    The Indenture defines "Change of Control" as follows:



    - "Change of Control" of Paper Warehouse will be deemed to have occurred at such time as any Person is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of shares of our capital stock entitling such Person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote in elections of directors. A "Change of Control" will not be deemed to have occurred if any of the following has occurred:



        TRIANGLE the Person is Yale T. Dolginow, or an Affiliate of his, and such Person does not become the beneficial owner of shares of our capital stock entitling such Person to exercise 66% or more of the total voting power of all shares of our capital stock entitled to vote in elections of directors;


        TRIANGLE the closing price of our common stock equals or exceeds 125% of the effective conversion price on any five trading days during the ten trading-day period immediately preceding the date of the Change of Control; or


        TRIANGLE all the consideration (excluding cash payments for fractional shares) to be paid for our common stock in the transaction(s) constituting a Change of Control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market System and as a result of such transaction(s) the Debentures become convertible solely into such common stock.



    In the event that we are required to repurchase the Debentures, there can be no assurances that we will have sufficient funds to pay the Repurchase Price. A Change of Control may result in a default (directly or by way of a cross-default provision) under one or more agreements governing our Senior Debt. In such a circumstance, the subordination provisions contained in the Indenture may prevent us from making any payment on the Debentures, including a payment of the Repurchase Price, unless we first obtain the consent of the holders of defaulted Senior Debt or repay the Senior Debt in full.


    Your right to require us to repurchase Debentures as a result of a Change of Control may have the effect of delaying, deferring or preventing a Change of Control or other attempt to acquire control of us. Consequently, the right may make more difficult a merger, consolidation or tender offer, or an assumption of control by a holder of a large block of our shares and the removal of incumbent management. The Change of Control repurchase feature is a result of negotiations between us and Miller & Schroeder and is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future.

    Rule 13e-4 under the Exchange Act requires the distribution of certain information to security holders in the event of certain issuer tender offers and may apply in the event of a repurchase. We will comply with this rule to the extent applicable.

SUBORDINATION

    All payments under the Debentures are, to the extent provided in the Indenture, subordinate and junior to the prior payment in full of all Senior Debt. The subordination provisions apply to existing Senior Debt as well as Senior Debt incurred after the date of this prospectus. The Debentures will be senior in right of payment to any Subordinated Debt and to any debt (other than the Debentures) held by an affiliate of ours, whether outstanding at the closing of this offering or created thereafter.


    Upon any distribution of our assets, dissolution, winding up, liquidation or reorganization of us, the payments on the Debentures will be subordinated in right of payment to the prior payment in full of all Senior Debt. Moreover, if the Debentures are accelerated following an Event of Default, the holders of any Senior Debt then outstanding will be entitled to payment in full before the holders of the Debentures are entitled to receive any payment on the Debentures. However, our obligations to make payments with respect to the Debentures will not otherwise be affected. We are the sole obligor on the Debentures.

    In addition, the subordination provisions will prevent us from making any payments on the Debentures if:

    - we fail to pay any payment of principal, interest, premium, or other obligation, if any, due on any Senior Debt beyond the applicable grace period

    - any other default occurs and is continuing under any Senior Debt that permits holders of the Senior Debt to accelerate the maturity of any Senior Debt

    We may resume making payments on the Debentures once the default on the Senior Debt is cured or waived or otherwise ceases to exist.

    The Indenture defines "Senior Debt" as follows:


       "Senior Debt' means the principal of, premium (if any) and interest on
       (i) any and all Indebtedness of the Company (other than the Debentures, Parity Debt and Subordinated Debt) incurred in connection with the borrowing of money, all Indebtedness to the extent it is secured by real estate and/or assets of the Company (including Capitalized Lease Obligations), all Indebtedness evidenced by bonds, debentures, mortgages, notes or other securities or other instruments, incurred, assumed or guaranteed by the Company before, at or after the date of execution of this Indenture, all Indebtedness evidenced by bankers' acceptances of similar instruments, or by letters of credit, bank guarantees or reimbursement obligations therefor, all Indebtedness under swap or hedging transactions, and Indebtedness represented by previously issued and outstanding debentures which have been called for redemption and (ii) all renewals, extensions and refundings thereof; provided that any Indebtedness shall not be Senior Debt if the instrument creating or evidencing any such Indebtedness or pursuant to which such Indebtedness is outstanding, provides that such Indebtedness, or such renewal, extension or refunding thereof, is junior or is not superior in right of payment to the Debentures."



    The Indenture does not prevent us from incurring additional Senior Debt. As of April 30, 1999, we had approximately $9.7 million of outstanding Indebtedness which is expected to be Senior Debt.


    The subordination provisions of the Indenture and the Debentures will not prevent the occurrence of any default or Event of Default or limit the rights of any holder of Debentures to pursue any other rights or remedies with respect to the Debentures.

    As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the Debentures may receive less than other creditors (on a ratable basis).

EVENTS OF DEFAULT AND REMEDIES

    The following events are included as "Events of Default" in the Indenture:

    - our failure to pay interest on the Debentures when due if the failure continues for 30 days

    - our failure to pay the principal of, or premium, if any, on any of the Debentures when due


    - our breach of any financial covenant and continuance of such breach for a period of 30 days after the date of our report to the Trustee



    - our failure to perform any other covenant or warranty in the Indenture if the failure continues for 30 days after appropriate notice is given to the Company, the Trustee and the Debenture holders, as applicable



    - a default by us on any Indebtedness (other than the Debentures and the mortgage on our corporate headquarters) that results in the acceleration of Indebtedness in an amount in excess of $500,000 and the Indebtedness or the acceleration has not been discharged for 60 days after notice is given in accordance with the Indenture

    - certain events involving bankruptcy, insolvency or reorganization of us


    - a final judgment by a court against us for the payment of money in an amount in excess of $500,000 (net of insurance proceeds) which judgment remains unsatisfied for 30 days after the right to appeal such judgment has expired or terminated


    The Trustee will be generally required, within 60 days after its becoming aware of a default, to provide the registered holders of the Debentures written notice of the default. Except in the case of a payment default, the Trustee will not be required to deliver a notice of default if it determines in good faith that withholding the notice is in the best interest of the holders of the Debentures.

    If an Event of Default has occurred and is continuing, the Trustee, or the holders of not less than 25% of the aggregate principal amount of the Debentures, may declare all amounts outstanding on the Debentures to be immediately due and payable. If an Event of Default occurs resulting from the bankruptcy, insolvency or reorganization of us, all unpaid principal of and accrued interest on the outstanding Debentures would become due and payable immediately without any declaration or other act on the part of the Trustee or holders of Debentures.

    The Indenture will generally provide that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations. Before proceeding to exercise any right or power under the Indenture at the direction of the holders, the Trustee will be entitled to receive from the holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result. Following an Event of Default for nonpayment, each holder to which the default pertains will have the absolute right to institute suit to enforce payment of any Debentures held by it.


    Generally, the holders of at least a majority in aggregate principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any default or Event of Default. The consent of all Debenture holders will be required to waive any Events of Default relating to a failure to make payment on any Debenture, convert any Debenture into common stock or to comply with any of the provisions of the Indenture that would require the consent of affected holders to modify.


    Within 90 days of the end of each fiscal year, we will be required to send the Trustee a statement of certain of our officers stating:


    - that such officer has analyzed our activities during such year and supervised the performance under this Indenture



    - whether, to the best of such officer's knowledge based on such analysis, we are in compliance with our obligations under this Indenture or if we have defaulted on such obligations


    We are also required, if certain of our officers obtain knowledge that we are not in compliance with the terms of the Indenture or the Debentures, to deliver to the Trustee a statement specifying the nature of the default and the action we have taken, are taking or proposes to take to cure the default.

RESTRICTIVE COVENANTS

    CONSOLIDATION, MERGER OR SALE OF ASSETS. The Indenture provides that we may not consolidate or merge with or into another Person or convey, transfer or lease all or substantially all of our properties and assets to another Person, Paper Warehouse or any Subsidiary, unless,

    - if we are not the surviving entity, such surviving entity must be a U.S. business entity and expressly assume all of our obligations under the Debentures and the Indenture

    - no Event of Default will exist or will occur immediately after giving effect to the transaction

    - certain other conditions are satisfied


    LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. Any Indebtedness between the Company and any Affiliate will be subordinate and junior in right of payment to the Debentures, unless such Indebtedness is borrowed from Yale Dolginow and approved by a majority of our Board's Independent members prior to the date of such Indebtedness. We cannot, and we cannot permit any Subsidiary, to engage in any transaction of any kind or nature with any of our Affiliates, other than a wholly-owned Subsidiary, unless


    - a majority of our Board's Independent members determines that the transaction terms are fair to us or our subsidiary, as the case may be

    - the terms of the transaction are more beneficial to us or Subsidiary, as the case may be, than a similar transaction with an unrelated person under the same circumstances

    - a person experienced in the nature of the transaction certifies the transaction to the Board as fair to us or our Subsidiary, as the case may be, and the terms are those that would be found in similar transactions with unrelated persons under the same circumstances

    RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS. We can only make dividends or distributions that are paid in our capital stock. Neither us nor our Subsidiary may purchase, redeem or acquire for value any of our capital stock, unless we meet certain conditions specified in the Indenture.


    NET WORTH. We must at all times during the term of the Debentures keep and maintain Consolidated Tangible Net Worth at an amount not less than $7,000,000 plus 50% of positive Consolidated Net Income earned after January 29, 1999.


MODIFICATIONS OF THE INDENTURE


    The Indenture generally allows the Trustee and us, with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Debentures, to modify the Indenture, any supplemental indenture or the Debentures. The following modifications require the consent of each affected Debenture holder:



    - an extension of the maturity of any Debenture or any interest or premium payment



    - a reduction in the rate or an extension of the time or payment of interest on any Debenture



    - a reduction in the principal amount of any Debenture



    - a reduction in any amount payable upon redemption or repurchase of any Debenture



    - any modification to our obligation to repurchase any Debenture upon the happening of a Change of Control if adverse to any holder of Debentures



    - any modification that impairs or adversely affects the right of any holder to institute suit for the payment of any Debenture



    - any change in currency in which any Debenture is payable



    - any modification, to the right of the holders to convert the Debentures into common stock if adverse to any holder of Debentures



    - any modification of the subordination provisions that adversely affects the holders of the Debentures

SATISFACTION AND DISCHARGE

    We may discharge our obligations under the Indenture while the Debentures remain outstanding if:

    - all Debentures are within one year of their scheduled maturity or the date on which they are scheduled for redemption; and

    - we have deposited with the Trustee an amount sufficient to pay all outstanding Debentures on their scheduled maturity or the date scheduled for redemption.

GOVERNING LAW

    The Indenture and the Debentures will be governed by the laws of the State of Minnesota.

CONCERNING THE TRUSTEE

    Norwest Bank Minnesota, N.A. will serve as Trustee under the Indenture and is also the Debenture Registrar.

    The Trustee under the Indenture, has been appointed by us as the initial paying agent, conversion agent, registrar and custodian with regard to the Debentures. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of certain U.S. federal income tax considerations applicable to U.S. holders of Debentures relating to the purchase, ownership and disposition of the Debentures and of common stock into which Debentures may be converted, but is not a complete analysis of all potential tax considerations. The summary assumes that the Debentures will be treated as "debt" and not "equity" for federal income tax purposes. This summary is based on laws, regulations, rulings and decisions now in effect, which may change in the future. It relates only to those of you who will hold Debentures and common stock into which Debentures may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code) and does not address particular tax considerations or individual circumstances. You may be subject to special tax rules if you are:

    - subject to the alternative minimum tax;

    - a bank or other financial institution;

    - a tax-exempt organization;

    - an insurance company;

    - a foreign person or entity;

    - a broker or dealer in securities or currencies;

    - holding Debentures as a position in a hedging transaction, "straddle" or "conversion transaction"; or

    - deemed to sell Debentures or common stock under the constructive sale provisions of the Internal Revenue Code.

    This summary discusses the tax considerations applicable to those of you who are the initial purchasers of the Debentures and who purchase the Debentures at their "issue price" as defined in Section 1273 of the Internal Revenue Code. It does not discuss the tax considerations applicable to subsequent purchasers of the Debentures. The summary does not, therefore, discuss application of (i) the "market discount" rules of Internal Revenue Code Sections 1276 to 1278 or (ii) the "bond premium" amortization rules of Internal Revenue Code Section 171. Moreover, the "original issue discount" rules of Internal Revenue Code Sections 1271 to 1275 are not generally discussed herein since Debentures are not anticipated to be issued at a discount from their face value.

    We have not sought any ruling from the IRS or an opinion of counsel with respect to the statements we make and the conclusions we reach in the following summary, and we are not certain that the IRS will agree with our statements and conclusions. The IRS may successfully adopt a contrary position. Our summary does not consider the effect of the federal estate or gift tax laws, the alternative minimum tax or the tax laws of any applicable foreign, state, local or other jurisdiction.

    Those of you considering the purchase of Debentures should consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the Federal estate or gift tax rules, under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

TAXATION OF INTEREST


    Interest paid on the Debentures will be included in your income as ordinary income at the time it is treated as received or accrued, in accordance with your regular method of tax accounting. If there is a Change of Control, as defined in the "Description of Debentures--Repurchase at Option of Holder," we may be required to pay additional interest on the Debentures. Those payments will result in the recognition of additional interest or original issue discount income with respect to the Debentures. According to Treasury Regulations, the possibility of an additional payment on a Debenture will not affect the amount of interest or original issue discount income you recognize (or the timing of your recognition) if the likelihood of the additional payment, as of the date the Debentures are issued, is remote. We believe that the likelihood of a Change of Control occurring is remote and do not intend to treat the possibility of one occurring as affecting the yield to maturity of any Debenture. The IRS may not agree with us.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES


    When you sell or exchange a Debenture or a Debenture is redeemed, other than in the case of a conversion (discussed below), you will generally recognize capital gain or loss equal to the difference between:


    - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent the amount is attributable to accrued interest income not previously included in your taxable income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further taxable income); and

    - your adjusted tax basis in the Debenture.

    Your adjusted tax basis in a Debenture generally will equal the amount you paid for the Debenture. Capital gain or loss will be long-term capital gain or loss if your holding period for the Debenture is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE DEBENTURES

    You will generally not recognize any income, gain or loss upon conversion of a Debenture into common stock except to the extent that the common stock is considered attributable to accrued interest not previously included in your taxable income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a Debenture will be the same as your adjusted tax basis in the Debenture at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period of the common stock received on conversion will generally include the holding period of the converted Debenture. However, your tax basis in shares of common stock considered attributable to any accrued interest generally will equal the amount of the accrued interest included in income, and the holding period for such common stock will begin on the date of conversion. An adjustment of the conversion ratio of the Debentures, in some circumstances, could be treated as a constructive distribution, as discussed under "Dividends" below.

    Cash you receive in lieu of a fractional share of common stock upon conversion will be treated as payment in exchange for the fractional share of common stock. Accordingly, cash you receive in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

DIVIDENDS

    Any dividends paid to you on the common stock after a conversion generally will be included in your taxable income as ordinary income to the extent of our current or accumulated earnings and profits. You may, in certain circumstances, be deemed to have received constructive distributions if the conversion ratio of the Debentures is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest as a holder of the debt instrument will generally not be considered to result in a constructive distribution. Certain of the possible adjustments provided in the Debentures (including, without limitation, adjustments in respect to taxable dividends to our stockholders) will not qualify as being made pursuant to a bona fide reasonable adjustment formula. If these adjustments are made, you, as a

Debenture holder, might be deemed to have received constructive distributions taxable as dividends even though you have not received any cash or property as a result of the adjustments. In certain circumstances, the failure of the Debentures to provide for such an adjustment may result in taxable dividend income to the holders of common stock.

SALE OF COMMON STOCK

    Upon the sale or exchange of common stock, you will generally recognize capital gain or loss equal to the difference between:

    - the amount of cash and the fair market value of any property you receive upon the sale or exchange; and

    - your adjusted tax basis in the common stock.

    Capital gain or loss will be long-term capital gain or loss if your holding period in common stock is more than one year at the time of the sale or exchange. Your basis and holding period in common stock received upon conversion of a Debenture are determined as discussed above under "Conversion of the Debentures."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    In general, information reporting requirements will apply to payments of principal, redemption premium, if any, interest on a Debenture, payments of dividends on common stock, payments of the proceeds of the sale of a Debenture and payments of the proceeds of the sale of common stock. A 31% backup withholding tax may apply to some or all of these payments unless you:

    - certify that you are a corporation, or come within certain other exempt categories of recipients when required to demonstrate this fact; or

    - provide a taxpayer identification number on IRS Form W-9 promptly when requested, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules.

    Any amounts withheld under the backup withholding rules from your payment will be allowed as a credit against your U.S. federal income tax and may entitle you to a refund, provided that you furnish required information to the IRS.

    THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR DEBENTURES AND COMMON STOCK. YOU SHOULD ALSO CONSULT A TAX ADVISOR AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR DEBENTURES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company presently consists of 50,000,000 shares, 40,000,000 of which are common stock, par value $0.01 per share, and, 10,000,000 shares of Preferred Stock, par value $0.01 per share, issuable in series.

COMMON STOCK


    As of April 30, 1999, there were 4,627,936 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by the stockholders. Stockholders may not cumulate votes for the election of directors. Thus, the owners of a majority of the shares of common stock outstanding have the power to elect all of the directors. Subject to the rights of any future class or series of Serial Preferred Stock that the Board may authorize and issue in the future, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of Paper Warehouse and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

SERIAL PREFERRED STOCK

    Under governing Minnesota law and our Amended and Restated Articles of Incorporation, no action by our stockholders is necessary, and only action of the board of directors is required to authorize the issuance of any shares or series of Serial Preferred Stock. The board of directors is empowered to establish, and to designate the name of, each class or series of the shares of Serial Preferred Stock and to set the terms of these shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences), any or all of which may be greater than the rights of the holders of common stock. Accordingly, the board of directors, without stockholder approval, may issue shares of Serial Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the common stock. At present, the board of directors has not authorized or issued any shares of Serial Preferred Stock and has no present plan to establish any such additional class or series.

    The Serial Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of common stock, to acquire control of us with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue these shares as a dividend to holder of common stock or place these shares privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the Serial Preferred Stock may deny stockholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.

STATE LAW PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

    Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and our stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

    Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any acquisition of this type by a majority vote of our stockholders before the consummation of the acquisition. In general, shares acquired in the absence of this approval are denied voting rights and we may redeem the shares at their then fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the stockholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the MBCA generally prohibits any business combination by us, or any of our subsidiaries, with any stockholder that purchases 10% or more of our voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

    Our Amended & Restated Bylaws provide that Section 302A.673 of the MBCA is not applicable to any business combination (as defined in the MBCA) of Paper Warehouse with, with respect to, proposed by or on behalf of, or pursuant to, any written or oral agreement, arrangement, relationship, understanding, or otherwise with Yale T. Dolginow or Brent D. Schlosser or any of their respective affiliates or associates (as defined in the MBCA).

CERTAIN LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

    Our Amended and Restated Articles of Incorporation limit the liability of our directors to the fullest extent permitted by law. Specifically, our directors will not be personally liable for monetary damages for breach of the fiduciary duty as directors, except for liability for

    - any breach of the director's duty of loyalty to us or our stockholders

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

    - corporate distributions which are in contravention of restrictions in the MBCA, our Articles or Bylaws, or any agreement to which we are a party

    - violations of Minnesota securities laws

    - any transaction from which the director derives an improper personal benefit

    - any act or omission occurring before the effective date of the provision in our Articles eliminating or limiting liability

This provision will generally not limit liability under state or federal securities law.

    Section 302A.521 of the MBCA provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding this right of indemnification and reference is made thereto for a complete statement of these indemnification rights.

    Article 6 of our Bylaws provides that each of our directors, officers and employees will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law.

    Insofar as indemnification for liabilities arising under the Security Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

    Firstar Trust Company is the transfer agent and registrar of the common stock.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in the Underwriting Agreement, Miller & Schroeder Financial, Inc. has agreed to purchase from us and we have agreed to sell to Miller & Schroeder, Debentures, in the total principal amount of $4,000,000. Miller & Schroeder will purchase the Debentures from us for $3,700,000, net of its underwriting discount fee of $300,000. We have agreed to pay Miller & Schroeder a nonaccountable expense allowance in the amount of $120,000, 3.0% of the gross proceeds of this offering and a management fee in the amount of $80,000, 2% of the gross proceeds of this offering.


    Miller & Schroeder will be committed to take and pay for all of the Debentures if any are purchased.

    The Underwriting Agreement provides for reciprocal indemnification between us, Miller & Schroeder and each of Miller & Schroeder's and our officers, directors and controlling persons against civil liabilities in connection with this offering, including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to such indemnification provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Miller & Schroeder proposes to offer the Debentures to the public at $1,000 per Debenture, and to certain selected dealers at such price less a concession
of $      per Debenture. Miller & Schroeder does not intend to confirm sales to any account over which it has discretionary authority.


    In connection with this offering, we have agreed to issue and sell to Miller & Schroeder, for nominal consideration, a warrant (the "Underwriter's Warrant")
to purchase 50,000 shares of our common stock at $      per share. The
Underwriter's Warrant contains anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events. The Underwriter's Warrant also provides certain demand and participatory rights to require registration under the Securities Act of the shares underlying the Underwriter's Warrant. The Underwriter's Warrant will be exercisable commencing one year from the date of this prospectus and for a period of four years thereafter. The Underwriter's Warrant will be restricted from sale, transfer, assignment or hypothecation except to officers or successors of Miller & Schroeder. Any profits realized by Miller & Schroeder upon the sale of the Underwriter's Warrant or the securities issuable upon exercise thereof may be deemed to constitute additional underwriting compensation.



    In order to facilitate the offering of the Debentures, Miller & Schroeder may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. In addition, to stabilize the price of the Debentures, Miller & Schroeder may bid for, and purchase, Debentures in the open market. Miller & Schroeder may also reclaim selling concessions allowed to a dealer for distributing Debentures in the offering, if Miller & Schroeder repurchases previously distributed Debentures in transactions to cover its short positions, in stabilization transactions or otherwise. Finally, Miller & Schroeder may bid for, and purchase, Debentures in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Debentures above the market level that may otherwise prevail. Miller & Schroeder is not required to engage in these activities and may end any of these activities at any time. Any such activities will be undertaken in accordance with the rules and regulations under the Exchange Act, if at all.


    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither Miller & Schroeder nor us make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Debentures. In addition, neither Miller & Schroeder nor us make any representations that Miller &

Schroeder will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Before the offering, there has been no public market for the Debentures. We do not intend to list the Debentures on any securities exchange or include them for quotation on the Nasdaq system. Miller & Schroeder has advised us that it intends initially to make a market in the Debentures, but it is not obligated to do so and may discontinue market making at any time without notice.

    The foregoing is a summary of the material provisions of the Underwriting Agreement and the Underwriter's Warrant. Copies of such documents have been filed as exhibits to the Registration Statement of which this prospectus is a part.

    The following table summarizes the compensation we will pay to Miller &
Schroeder:


FORM OF COMPENSATION                                               AMOUNT
--------------------------------------------------------------  -------------
Total underwriting discounts and commissions..................    $ 300,000
Non-accountable expense allowance.............................    $ 120,000
Management fee................................................    $  80,000
Warrant.......................................................  50,000 shares


    The following table itemizes all of the expenses we expect to incur in connection with this offering (all expenses are estimates other than the SEC registration and NASD fees which are actual) other than underwriting discounts, fees and commissions which are set forth in the table above.

SEC registration fee..............................................  $   1,668
NASD filing fee...................................................      1,100
Legal fees and expenses...........................................     80,000
Accounting fees and expenses......................................     25,000
Blue Sky fees and expenses........................................      5,000
Printing and engraving expenses...................................     50,000
Trustee and registrar fees and expenses...........................     10,000
Miscellaneous.....................................................    107,232
                                                                    ---------
  Total...........................................................  $ 280,000
                                                                    ---------
                                                                    ---------

                                 LEGAL MATTERS


    The validity of the Debentures being sold in this offering will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota. Fredrikson & Byron, P.A., Minneapolis, Minnesota, is acting as counsel for Miller & Schroeder in connection with certain legal matters relating to the Debentures offered hereby.


                                    EXPERTS

    The consolidated financial statements of Paper Warehouse, Inc. as of January 29, 1999 and January 30, 1998, and for each of the years in the three-year period ended January 29, 1999 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Debentures and common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to us and the Debentures and common stock offered in this prospectus, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Although all material terms and provisions of any material contract or other document filed are referred to in this prospectus and described herein, these descriptions are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by the reference.

    We are subject to the periodic reporting and other informational requirements of the Exchange Act pursuant to Section 15(d) thereof and, in accordance therewith, file reports, proxy statements and other information with the Commission. For further information with respect to us, reference is hereby made to such reports and other information which, together with the Registration Statement and the exhibits and schedules thereto, can be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1500, New York, New York 10048. Copies of all or any part of the Registration Statement can also be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission also maintains a website (http.//www.sec.gov) that contains reports, proxy and information statements, and other information that has been or will be filed by us.

    Our World Wide Web site address is WWW.PAPERWAREHOUSE.COM. The information included in our website is not made a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................        F-2

Consolidated Balance Sheets as of January 29, 1999 and January 30, 1998....................................        F-3

Consolidated Statements of Operations for the Years Ended January 29, 1999, January 30, 1998 and January
  31, 1997.................................................................................................        F-4

Consolidated Statements of Stockholders' Equity for the Years Ended January 29, 1999, January 30, 1998 and
  January 31, 1997.........................................................................................        F-5

Consolidated Statements of Cash Flows for the Years Ended January 29, 1999, January 30, 1998 and January
  31, 1997.................................................................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

Consolidated Balance Sheets as of April 30, 1999 (Unaudited) and January 29, 1999..........................       F-17

Consolidated Statements of Operations for the First Quarters Ended April 30, 1999 and May 1, 1998
  (Unaudited)..............................................................................................       F-18

Consolidated Statements of Cash Flows for the First Quarters Ended April 30, 1999 and May 1, 1998
  (Unaudited)..............................................................................................       F-19

Notes to Unaudited Consolidated Financial Statements.......................................................       F-20

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Paper Warehouse, Inc. and Subsidiary:

    We have audited the accompanying consolidated balance sheets of Paper Warehouse, Inc. and Subsidiary (the Company) as of January 29, 1999 and January 30, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 29, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paper Warehouse, Inc. and Subsidiary as of January 29, 1999 and January 30, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

March 19, 1999
Minneapolis, Minnesota

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                          CONSOLIDATED BALANCE SHEETS



                     JANUARY 29, 1999 AND JANUARY 30, 1998


                                                                                      JANUARY 29,    JANUARY 30,
                                                                                         1999           1998
                                                                                     -------------  -------------
                                                     ASSETS
Current assets:
  Cash and cash equivalents........................................................  $      64,507  $   2,059,737
  Inventories, net.................................................................     16,302,070     11,161,549
  Accounts receivable..............................................................      1,105,262        451,937
  Prepaid expenses and other current assets........................................        613,584        153,968
                                                                                     -------------  -------------
    Total current assets...........................................................     18,085,423     13,827,191

  Property and equipment, net......................................................      9,976,450      6,798,228
  Other assets, net................................................................      1,466,613        391,918
                                                                                     -------------  -------------
      Total assets.................................................................  $  29,528,486  $  21,017,337
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable--line of credit....................................................  $   6,850,000  $          --
  Current maturities of long-term debt.............................................        151,993        305,585
  Current maturities of capital lease obligation...................................        308,566        179,671
  Accounts payable.................................................................      4,390,525      2,989,016
  Accrued liabilities:
    Payroll and related expenses...................................................        563,112        369,486
    Accrued expenses...............................................................        337,014        349,718
    Accrued interest...............................................................         15,037         10,317
    Other..........................................................................        256,893        240,765
                                                                                     -------------  -------------
    Total current liabilities......................................................     12,873,140      4,444,558

Capital lease obligation, less current maturities..................................        635,204        355,927
Long-term debt, less current maturities............................................        861,827        911,409
Deferred rent credits and other....................................................      1,068,331        711,659
                                                                                     -------------  -------------
    Total liabilities..............................................................     15,438,502      6,423,553

Stockholders' equity:
  Serial preferred stock; 10,000,000 shares authorized; none issued or
    outstanding....................................................................             --             --
  Common stock, $.01 par value. 40,000,000 shares authorized; 4,627,936 and
    4,557,187 shares issued and outstanding, respectively..........................         46,279         45,572
  Additional paid-in capital.......................................................     13,833,442     13,683,807
  Retained earnings................................................................        210,263        864,405
                                                                                     -------------  -------------
    Total stockholders' equity.....................................................     14,089,984     14,593,784

    Total liabilities and stockholders' equity.....................................  $  29,528,486  $  21,017,337
                                                                                     -------------  -------------
                                                                                     -------------  -------------

          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                     CONSOLIDATED STATEMENTS OF OPERATIONS



      YEARS ENDED JANUARY 29, 1999, JANUARY 30, 1998 AND JANUARY 31, 1997


                                                                       JANUARY 29,    JANUARY 30,    JANUARY 31,
                                                                          1999           1998           1997
                                                                      -------------  -------------  -------------
Revenues:
  Company-owned stores..............................................  $  62,218,553  $  51,787,842  $  41,892,173
  Franchise related fees............................................      1,271,973      1,161,097      1,109,737
                                                                      -------------  -------------  -------------
    Total revenues..................................................     63,490,526     52,948,939     43,001,910

Costs and expenses:
  Costs of products sold and occupancy costs........................     41,252,342     34,966,018     27,946,561
  Store operating expenses..........................................     15,185,082     11,484,271      8,732,589
  General and administrative expenses...............................      7,643,011      5,515,491      4,242,960
                                                                      -------------  -------------  -------------
    Total costs and expenses........................................     64,080,435     51,965,780     40,922,110
    Operating (loss) income.........................................       (589,909)       983,159      2,079,800

  Interest expense, net.............................................        254,405        797,567        771,549
  Expenses of canceled acquisition..................................             --        260,852             --
                                                                      -------------  -------------  -------------
  (Loss) income before income taxes and extraordinary charge........       (844,314)       (75,260)     1,308,251
  Income tax benefit (expense)......................................        323,654         (5,941)        (5,300)
                                                                      -------------  -------------  -------------
  (Loss) income before extraordinary charge.........................       (520,660)       (81,201)     1,302,951
                                                                      -------------  -------------  -------------
  Extraordinary charge for extinguishment of debt...................             --       (182,611)            --

  Tax benefit of extraordinary charge...............................             --         72,846             --
                                                                      -------------  -------------  -------------
  Extraordinary charge, net.........................................             --       (109,765)            --
                                                                      -------------  -------------  -------------
    Net (loss) income...............................................  $    (520,660) $    (190,966) $   1,302,951
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Basic and diluted earnings per share:
  Weighted average shares outstanding...............................      4,572,979
  Net loss per share................................................  $       (0.11)
                                                                      -------------
Pro forma net (loss) income.........................................                 $    (206,610) $     807,830
Pro forma basic earnings per share:
  Weighted average shares outstanding...............................                     2,630,811      2,202,818
  (Loss) income before extraordinary charge per share...............                 $       (0.04) $        0.37
  Extraordinary charge per share....................................                         (0.04)            --
                                                                                     -------------  -------------
  Net (loss) income per share.......................................                 $       (0.08) $        0.37
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Pro forma diluted earnings per share:
  Weighted average shares outstanding...............................                     2,630,811      2,514,250
  (Loss) income before extraordinary charge per share...............                 $       (0.04) $        0.32
  Extraordinary charge per share....................................                         (0.04)            --
                                                                                     -------------  -------------
  Net (loss) income per share.......................................                 $       (0.08) $        0.32
                                                                                     -------------  -------------
                                                                                     -------------  -------------

          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



      YEARS ENDED JANUARY 29, 1999, JANUARY 30, 1998 AND JANUARY 31, 1997


                                                          NUMBER OF               ADDITIONAL                      TOTAL
                                              PREFERRED     COMMON     COMMON       PAID-IN       RETAINED    STOCKHOLDERS'
                                                STOCK       SHARES      STOCK       CAPITAL       EARNINGS       EQUITY
                                             -----------  ----------  ---------  -------------  ------------  -------------
Balance, February 2, 1996..................          --    2,202,818  $  22,028  $     572,472  $  2,529,075  $   3,123,575

  Net income...............................          --           --         --             --     1,302,951      1,302,951
  Distribution of earnings.................          --           --         --             --    (2,633,992)    (2,633,992)
                                                  -----   ----------  ---------  -------------  ------------  -------------
Balance, January 31, 1997..................          --    2,202,818     22,028        572,472     1,198,034      1,792,534

  Net loss.................................          --           --         --             --      (190,966)      (190,966)
  Distribution of earnings.................          --           --         --             --      (142,663)      (142,663)
  Exercise of event option.................          --      197,219      1,972         (1,972)           --             --
  Conversion of warrants...................          --      171,350      1,714         (1,714)           --             --
  Issuance of common stock pursuant to
    public offering........................          --    1,985,800     19,858     13,115,021            --     13,134,879
                                                  -----   ----------  ---------  -------------  ------------  -------------
Balance, January 30, 1998..................          --    4,557,187     45,572     13,683,807       864,405     14,593,784

  Net loss.................................          --           --         --             --      (520,660)      (520,660)
  Distribution of earnings.................          --           --         --             --      (133,482)      (133,482)
  Issuance of common stock
    (See Note 8)...........................          --       70,749        707        149,635            --        150,342
                                                  -----   ----------  ---------  -------------  ------------  -------------
Balance, January 29, 1999..................          --    4,627,936  $  46,279  $  13,833,442  $    210,263  $  14,089,984
                                                  -----   ----------  ---------  -------------  ------------  -------------
                                                  -----   ----------  ---------  -------------  ------------  -------------

          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



      YEARS ENDED JANUARY 29, 1999, JANUARY 30, 1998 AND JANUARY 31, 1997


                                                                        JANUARY 29,    JANUARY 30,    JANUARY 31,
                                                                           1999           1998           1997
                                                                       -------------  -------------  -------------
CASH FLOWS FROM OPERATIONS:
Net (loss) income....................................................  $    (520,660) $    (190,966) $   1,302,951
Adjustments to reconcile net (loss) income to net cash (used for)
  provided by operations:
  Write-off of subordinated debt fees................................             --        182,611             --
  Depreciation and amortization......................................      1,732,220      1,140,966        959,901
  Gain on sale of property and equipment.............................           (277)        (1,892)        (4,375)
  Deferred taxes.....................................................       (323,654)           902             --

Changes in operating assets and liabilities, net of the effect of the purchase of the assets of a business:
  Accounts receivable................................................       (653,325)      (190,513)       217,740
  Prepaid expenses and other current assets..........................       (459,616)       (34,915)        13,259
  Merchandise inventories, net.......................................     (3,966,362)    (1,592,869)    (1,851,922)
  Accounts payable...................................................      1,401,509        866,731       (488,220)
  Accrued liabilities................................................        558,442        566,365        (63,896)
                                                                       -------------  -------------  -------------
    Net cash (used for) provided by operations.......................     (2,231,723)       746,420         85,438
                                                                       -------------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of assets of a business.....................................     (2,239,165)            --             --
Proceeds from sale of property and equipment.........................          6,349          7,807        136,960
Purchases of property and equipment..................................     (4,334,787)    (2,438,110)    (1,317,283)
Other assets, net of effect of asset acquisition.....................       (117,420)      (118,390)       (18,544)
                                                                       -------------  -------------  -------------
    Net cash used for investing activities...........................     (6,685,023)    (2,548,693)    (1,198,867)
                                                                       -------------  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net...........................             --     13,134,879             --
(Payments on) net proceeds from related party loans..................             --     (2,136,193)     2,136,193
Net proceeds from note payable--other                                             --         55,353             --
Net proceeds from (payments on) notes payable to bank................      6,850,000     (5,870,000)     1,106,061
Principal payments on long-term debt.................................       (203,174)    (2,072,131)       (23,106)
Net proceeds from capital leases.....................................        408,172        535,598             --
Distribution of earnings.............................................       (133,482)      (142,663)    (2,633,992)
                                                                       -------------  -------------  -------------
    Net cash provided by financing activities........................      6,921,516      3,504,843        585,156
                                                                       -------------  -------------  -------------
    Net (decrease) increase in cash and cash equivalents.............     (1,995,230)     1,702,570       (528,273)

Cash and cash equivalents, beginning of year.........................      2,059,737        357,167        885,440
Cash and cash equivalents, end of year...............................  $      64,507  $   2,059,737  $     357,167
                                                                       -------------  -------------  -------------

Supplemental disclosures of cash flow information:
Cash paid during the year for:
      Interest.......................................................  $     274,004  $     846,538  $     877,410
      Income taxes...................................................             --          5,039          5,300

          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                     JANUARY 29, 1999 AND JANUARY 30, 1998


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) DESCRIPTION OF BUSINESS

    Paper Warehouse, Inc. (the Company) is a paper and party goods retailer operating 97 stores in the states of Arizona, Colorado, Iowa, Kansas, Minnesota, Missouri, Nebraska, Oklahoma, Washington and Wisconsin. The Company also sells Paper Warehouse franchises through a wholly-owned subsidiary. In exchange for the initial and continuing franchise fees received, the Company provides management assistance and gives franchisees the right to use the name "Paper Warehouse" or "Party Universe."

    (B) BASIS OF PRESENTATION

    Effective February 1, 1997, the Company acquired Paper Warehouse Franchising, Inc., a company under common control. The acquisition has been accounted for on an "as if pooled" basis and, accordingly, the accompanying financial statements include the financial condition and results of operations of both companies for all periods presented. Intercompany transactions have been eliminated in consolidation.

    (C) ACCOUNTING ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (D) FAIR VALUES OF FINANCIAL INSTRUMENTS

    Due to their short-term nature, the carrying value of the Company's financial assets and liabilities approximates their fair value. The fair value of the Company's borrowings, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

    (E) S-CORPORATION ELECTION

    Prior to its initial public offering in November 1997, the Company had elected to be taxed as an S-Corporation under the Internal Revenue Code. The Company had agreed to make distributions of earnings in amounts sufficient to enable stockholders to pay their federal and state income taxes resulting from pass-through of taxable income as a result of the S-Corporation election.

    (F) FISCAL YEAR

    The Company's fiscal year ends on the Friday closest to January 31st. The fiscal years ended January 29, 1999, January 30, 1998, and January 31, 1997 included 52 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

    (G) MERCHANDISE INVENTORIES

    Inventories, are stated at the lower of cost (as determined on a first-in, first-out basis) or market. The Company reviews slow moving merchandise and takes appropriate markdowns to move the inventory. Periodically the Company reviews inventory valuations and takes appropriate write-downs, as it deems necessary.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (H) CASH EQUIVALENTS

    Cash equivalents of $4,641 at January 29, 1999, consist of short-term investment in money market accounts with funds available at any time. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid instruments with maturities of three months or less to be cash equivalents.

    (I) PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed by the method indicated over the estimated useful lives of the assets as follows:

                                                                                  ESTIMATED
                                                                    METHOD      USEFUL LIVES
                                                                --------------  -------------
Computers.....................................................  Straight-line   3 years
Fixtures and equipment........................................  Straight-line   5 to 7 years
Building......................................................  Straight-line   40 years
Land improvements.............................................  Straight-line   40 years

    Maintenance, repairs, and minor renewals are expensed as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to income.

    (J) INTANGIBLE ASSETS

    The excess of cost over fair value of net assets resulting from the acquisition of a store created goodwill that is being amortized over 15 years using the straight-line method.

    The costs of acquiring trademarks have been capitalized and are being amortized on a straight-line basis over 10 years.

    (K) OTHER ASSETS

    Other assets consist primarily of security deposits and lease acquisition fees. Lease acquisition fees are amortized over the related lease term using the straight-line method.

    (L) DEFERRED RENT CREDIT

    Certain of the Company's operating leases provide for scheduled increases in base rentals over their terms. For these leases, the Company recognizes the total rental amounts due over the lease terms on a straight-line basis and, accordingly, has established corresponding deferred rent credits for the differences between the amounts recognized and the amounts paid.

    (M) PRE-OPENING COSTS

    Costs associated with the opening of new stores are expensed as incurred.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (N) STOCK-BASED COMPENSATION

    Compensation expense for stock option grants is recognized in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees." Had Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation," been applied, the compensation expense would have been different; see Note 9.

    (O) ADVERTISING

    The Company expenses the cost of advertising as incurred or the first time the advertisement takes place.

    (P) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In April 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organization costs and requires that these costs be expensed as incurred. This SOP is effective for fiscal years beginning after December 15, 1998. The Company has not yet determined the impact that adoption of this SOP will have on the Company's financial position or results of operations.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This Statement is effective for fiscal years beginning after June 15, 1999. The Company believes that adoption of this Statement will have no impact on the Company's financial position or results of operations.

(2) PROPERTY AND EQUIPMENT, NET

    Property and equipment, net consists of the following:

                                                                    JANUARY 29,   JANUARY 30,
                                                                       1999           1998
                                                                   -------------  ------------
Fixtures and equipment...........................................  $  13,486,409  $  8,860,634
Building.........................................................      1,273,088     1,041,702
Land and improvements............................................        319,733       319,733
Accumulated depreciation and amortization........................     (5,102,780)   (3,423,841)
                                                                   -------------  ------------
Total property and equipment, net................................  $   9,976,450  $  6,798,228
                                                                   -------------  ------------
                                                                   -------------  ------------

    Depreciation and amortization expense on property and equipment was $1,678,532, $1,094,714 and $913,918 for the fiscal years ended January 29, 1999,
January 30, 1998 and January 31, 1997, respectively.

(3) NOTES PAYABLE TO BANK

    The Company has a revolving line of credit agreement with its bank that permits borrowings up to $7,500,000. Borrowings under the agreement bear interest at the bank's prime rate (7.75% at January 29, 1999) plus .5% and are secured by substantially all assets of the Company. The agreement contains restrictive covenants which, among other things, require the Company to maintain a minimum tangible net worth and minimum current ratios. At January 29, 1999, the Company was in compliance with all of the covenants under its credit facility.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(3) NOTES PAYABLE TO BANK (CONTINUED)
    The current agreement is subject to renewal by May 31, 1999. There was $6,850,000 borrowings outstanding under the agreement as of January 29, 1999. There were no borrowings outstanding as of January 30, 1998.

(4) LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                        JANUARY 29,   JANUARY 30,
                                                                                            1999          1998
                                                                                        ------------  ------------
Term note payable in monthly installments of $3,551, including interest at 6.914%
  through October 2015. The note is secured by a second mortgage on the Company's office headquarters, assignment of a life insurance policy, and the personal
  guarantee of the Company's majority stockholder.....................................  $    395,281  $    407,497

Term note payable in monthly installments of $4,796, including interest at 9.08%
  through December 2015. The note is secured by a first mortgage on the Company's
  office headquarters.................................................................       492,383       504,143

Notes payable in monthly installments of $2,711, including interest at 7.92% through
  December 1999.......................................................................        26,156        55,354

$2,300,000 subordinated note payable to private placement holders with interest due quarterly at 10%. Principal installments of $575,000 due annually commencing
  November 30, 2001                                                                          100,000       250,000
                                                                                        ------------  ------------
Total long-term debt..................................................................     1,013,820     1,216,994

Less current maturities...............................................................       151,993       305,585
                                                                                        ------------  ------------
  Long-term debt......................................................................  $    861,827  $    911,409
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    On December 12, 1994, the Company completed a private placement of 46 units, each unit consisting of a 10% subordinated note due in annual installments commencing November 30, 2001 through November 30, 2004, and one detachable common stock purchase warrant. Subject to certain adjustments, each warrant entitles the holder thereof to purchase 3,994 shares of the Company's common stock, $.01 par value, at a price of $1.25 per share anytime after November 30, 1995 and before November 30, 2004. The entire proceeds of $2,300,000 were recorded as long-term debt. The warrants were converted into 171,350 shares of common stock concurrent with the consummation of the public offering. The Company repaid $150,000 and $2,050,000 of the debt during fiscal 1998 and in the fourth quarter of fiscal 1997, respectively, and expects to pay the remaining $100,000 in fiscal 1999. Total interest expense for the fiscal years ended January 29, 1999, January 30, 1998 and January 31, 1997 was $278,824, $839,449
and $809,029, respectively.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(4) LONG-TERM DEBT (CONTINUED)
    Aggregate annual maturities of long-term debt subsequent to the fiscal year ended January 29, 1999 are as follows:

YEAR ENDING IN JANUARY:
--------------------------------------------------------------------------------
  2000..........................................................................  $    151,993
  2001..........................................................................        27,865
  2002..........................................................................        30,327
  2003..........................................................................        32,869
  2004 and thereafter...........................................................       770,766
                                                                                  ------------
Total maturities of long-term debt..............................................  $  1,013,820
                                                                                  ------------
                                                                                  ------------

(5) LEASES

    The Company leases all of its retail stores under noncancelable operating leases that have various expiration dates. In addition to base rents, certain leases require the Company to pay its share of maintenance and real estate taxes, and include provisions for contingent rentals based upon sales. Certain of the leases contain renewal options under which the Company may extend the terms three to five years.

    Future minimum lease commitments due under noncancelable operating leases at January 29, 1999 are as follows:

YEAR ENDING IN JANUARY:
-------------------------------------------------------------------------------
  2000.........................................................................  $   8,771,636
  2001.........................................................................      8,319,612
  2002.........................................................................      8,191,964
  2003.........................................................................      7,738,108
  2004.........................................................................      7,319,693
  Thereafter...................................................................     22,075,297
                                                                                 -------------
Total future minimum lease commitments.........................................  $  62,416,310
                                                                                 -------------
                                                                                 -------------

    Rent expense for all operating leases for the years ended January 29, 1999, January 30, 1998, and January 31, 1997 was $7,135,092, $5,337,555 and $4,309,403
respectively.

    During fiscal 1998, the Company entered into a capital lease agreement for equipment and fixtures. During fiscal 1997, the Company entered into a capital lease agreement for software. Future maturities under these agreements are as follows:

YEAR ENDING IN JANUARY:
----------------------------------------------------------------------------------
  2000............................................................................  $  308,566
  2001............................................................................     268,921
  2002............................................................................     119,106
  2003............................................................................     130,407
  2004............................................................................     116,770
                                                                                    ----------
Total future maturities of capital leases.........................................  $  943,770
                                                                                    ----------
                                                                                    ----------

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(6) INCOME TAXES

    As indicated in Note 1, prior to November 25, 1997, the Company elected to be taxed as an S-Corporation under the Internal Revenue Code. The Company's earnings or losses for the S-Corporation period are allocated to its stockholders for inclusion in their individual tax returns. As a result, no provision for federal taxes was required at the corporate level for that period. A provision was made for state taxes during the S-Corporation period as some states impose a tax upon S-Corporations. The Company has provided federal and state income taxes for all periods after November 28, 1997.

    An income tax benefit of approximately $324,000 was recorded for the fiscal year ended January 29, 1999. Income tax expense of $5,941 and $5,300 was recorded for the fiscal years ended January 30, 1998 and January 31, 1997. These amounts differed from the amounts computed by the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

                                                                                      FISCAL YEAR ENDING:
                                                                             -------------------------------------
                                                                             JANUARY 29,  JANUARY 30,  JANUARY 31,
                                                                                1999         1998         1997
                                                                             -----------  -----------  -----------
Computed "expected" tax (benefit) expense for twelve-month period..........  $  (287,067)  $ (25,756)  $   416,944
Increase (reduction) in income taxes resulting from:
  Adjustment to reflect S-Corporation election.............................           --     (15,644)     (416,944)
  Adjustment to deferred tax assets and liabilities to reflect adoption of
    SFAS 109...............................................................           --      43,251            --
State and local income taxes, net of federal income tax benefit............      (48,548)     (1,313)        5,300
Other permanent differences................................................       11,961       5,403            --
                                                                             -----------  -----------  -----------
Total income tax (benefit) expense.........................................  $  (323,654)  $   5,941   $     5,300
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

The components of the provision for income taxes are as follows:

                                                                                      FISCAL YEAR ENDING:
                                                                             -------------------------------------
                                                                             JANUARY 29,  JANUARY 30,  JANUARY 31,
                                                                                1999         1998         1997
                                                                             -----------  -----------  -----------
Current:
  Federal..................................................................  $        --   $      --    $      --
  State....................................................................           --       5,039        5,300
                                                                             -----------  -----------  -----------
                                                                                      --       5,039        5,300
Deferred:
  Federal..................................................................     (275,106)        767           --
  State....................................................................      (48,548)        135           --
                                                                             -----------  -----------  -----------
                                                                                (323,654)        902           --
Total income tax (benefit) expense.........................................  $  (323,654)  $   5,941    $   5,300
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(6) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 29, 1999 and January 30, 1998 are presented below.

                                                                                                  AS OF:
                                                                                         -------------------------
                                                                                         JANUARY 29,   JANUARY 30,
                                                                                             1999         1998
                                                                                         ------------  -----------
Deferred tax assets:
Accounts receivable principally due to allowance for doubtful accounts.................  $         --   $   4,800
Inventories, principally due to additional costs inventoried for tax purposes pursuant
  to the Tax Reform Act of 1986........................................................       156,500     103,040
Difference in timing of lease deductions...............................................       454,911     296,874
Net operating loss carryforward........................................................       529,843     237,988
                                                                                         ------------  -----------
    Total gross deferred tax asset.....................................................     1,141,254     642,702
                                                                                         ------------  -----------
Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation and capitalized
  interest.............................................................................       623,922     467,702
Software, principally due to the differences in amortization...........................       121,733     103,056
                                                                                         ------------  -----------
    Total gross deferred liabilities...................................................       745,655     570,758
                                                                                         ------------  -----------
    Net deferred tax asset.............................................................  $    395,599   $  71,944
                                                                                         ------------  -----------
                                                                                         ------------  -----------

    At January 29, 1999, the Company has a net operating loss carryforward for federal income tax purposes of $1,324,607 which is available to offset future federal taxable income, if any, through 2019.

(7) RELATED PARTY TRANSACTIONS

    A related party of one of the Company's majority stockholders had previously owned four of the Company's franchise stores. On November 9, 1998, the Company purchased all the assets of these four franchise stores. The total purchase price was $1,349,974, which was made up of both cash and stock. Goodwill in the amount of $267,974 was recognized on this purchase. Continuing franchise fees collected from this related party were $88,728 and $108,034, in 1998 and 1997, respectively. The Company had no outstanding receivable as of January 29, 1999 and a $6,940 receivable from this franchisee at January 30, 1998.

    A related party of one of the Company's majority stockholders substantially owns one of the Company's franchise stores. Continuing fees collected from this related party were $24,810 and $22,777 for the years ended January 29, 1999 and January 30, 1998, respectively. The Company had a receivable of $708 and $317 from this franchisee as of January 29, 1999 and January 30, 1998, respectively.

(8) EQUITY TRANSACTIONS AND WEIGHTED AVERAGE SHARE DISCLOSURE

    In December 1998, the Company issued 70,749 shares of common stock in partial consideration for the purchase of Prickly Pear Paper, Inc.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(8) EQUITY TRANSACTIONS AND WEIGHTED AVERAGE SHARE DISCLOSURE (CONTINUED)
    In February 1997, the board of directors of the Company increased the number of common shares authorized for issuance from 200,000 to 40,000,000 and authorized 10,000,000 shares of serial preferred stock.

    In September 1997, the board of directors of the Company declared a
37.57217275 to 1 common stock split increasing the number of common shares issued and outstanding from 58,629 to 2,202,818. All references to share and per share amounts in the accompanying consolidated financial statements reflect this stock split.

    In November and December 1997, the Company registered and sold a total of 1,985,800 shares of common stock at a price of $7.50 each in a public offering pursuant to the Securities Act of 1933. Total proceeds to the Company were $13,850,955. This amount, net of other related costs of the offering of $716,028, has been reflected in common stock and additional paid-in capital in these consolidated financial statements.

    In December 1997, the Company requested the holders of it's 10% subordinated notes issued in 1994 to surrender the notes. Each note had one detachable common stock warrant good for 3,725 shares of common stock. Accordingly, 171,350 shares of common stock were issued when the notes were prepaid.

    A reconciliation of weighted average shares used in the earnings per share calculation is as follows:

                                                              FISCAL YEAR ENDING
                                                     -------------------------------------
                                                     JANUARY 29,  JANUARY 30,  JANUARY 31,
                                                        1999         1998         1997
                                                     -----------  -----------  -----------
Basic weighted average shares......................   4,572,979    2,630,811    2,202,818
Potential common shares............................          --           --      311,432
                                                     -----------  -----------  -----------
Diluted weighted average shares....................   4,572,979    2,630,811    2,514,250
                                                     -----------  -----------  -----------
                                                     -----------  -----------  -----------

(9) STOCK OPTIONS

    In order to attract and retain employees and directors, while preserving cash resources, the Company has, since going public, utilized stock option awards. During fiscal 1997, the Company adopted a stock option plan (the Plan) pursuant to which the Company may grant stock options to employees and the board of directors. The Plan authorizes grants of options to purchase up to 639,641 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest ratably over three years from the date of grant.

    At January 29, 1999, there were options issued and outstanding to purchase 412,200 shares of the Company's common stock issued to employees and directors. In fiscal 1998, the Company granted stock option awards to certain of its employees and directors for the purchase of an aggregated amount of 227,750 shares of the Company's common stock. These options are exercisable at prices from $2.07 to $5.00 per share and expire in 2008. During fiscal 1997, 184,450 options were awarded to certain of its employees and directors. These options are exercisable at $7.50 per share and expire in 2007.

    The per share weighted-average fair value of these options using the Black Scholes option-pricing model is $2.10 with the following weighted-average assumptions: volatility 60%, expected dividend yield .0%, risk-free rate of 5.5%, and an expected life of 5 years.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(9) STOCK OPTIONS (CONTINUED)
    Details of the status of stock options as of January 29, 1999 are reflected in the table below.

                                            SHARES UNDER       PRICE      WEIGHTED-AVERAGE
                                               OPTION          RANGE       EXERCISE PRICE
                                            -------------  -------------  -----------------
Unexercised options outstanding January
  31, 1997................................            --              --             --
  Options granted.........................       184,450   $        7.50      $    7.50
  Options exercised.......................            --              --             --
  Options forfeited.......................            --              --             --
                                            -------------  -------------          -----
Unexercised options outstanding January
  30, 1998................................       184,450   $        7.50      $    7.50
  Options granted.........................       227,750   $  2.07-$5.00      $    2.90
  Options exercised.......................            --              --             --
  Options forfeited.......................            --              --             --
                                            -------------  -------------          -----
Unexercised options outstanding January
  29, 1999................................       412,200   $  2.75-$7.50      $    4.96
                                            -------------  -------------          -----
                                            -------------  -------------          -----

    The following table summarizes information concerning options outstanding and exercisable as of January 29, 1999:

                                                                          EXERCISABLE
                                                  OUTSTANDING OPTIONS       OPTIONS
                                                  -------------------  ------------------
Number of options...............................          412,200              61,483
Weighted average remaining contractual life, in
  years.........................................             9.36                8.83
Weighted average exercise price.................      $      4.96          $     7.50

    The Company applies ABP Opinion No. 25 in accounting for options granted under its stock option plans and, accordingly, no compensation cost has been recognized for its stock options granted to its employees or directors in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                                            FISCAL YEAR      FISCAL YEAR
                                                               1998             1997
                                                          ---------------  ---------------
Net loss--as reported in fiscal 1998 and as reported pro
  forma assuming C-Corporation status in fiscal 1997....   $    (520,660)   $    (206,610)
Net loss--pro forma.....................................   $    (677,149)   $    (500,291)
Net loss per share--as reported in fiscal 1998 and as
  reported pro forma assuming C-Corporation status in
  fiscal 1997...........................................   $       (0.11)   $       (0.08)
Net loss per share--pro forma...........................   $       (0.15)   $       (0.19)

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

                     JANUARY 29, 1999 AND JANUARY 30, 1998


(10) EMPLOYEE BENEFITS

    The Company has a retirement savings plan covering substantially all employees who have completed one year of service and attained 21 years of age, which includes a noncontributory profit sharing plan and 401(k) feature. Employees become fully vested in the plan on a graduated scale over a six-year period. Contributions to the profit sharing plan are made at the discretion of the plan committee. The 401(k) feature allows for employee's elective salary deferrals up to 15% of their compensation, but not in excess of certain limitations. There were no discretionary contributions to the profit sharing plan in any of the fiscal years.

    The Company has a Voluntary Employee Benefit Plan and Employee Benefit Trust for the sole and exclusive benefit of its employees. The Company matches 25% of the first 4% of employee contributions to the plan. Company contributions were $34,358 and $25,422 for the years ended January 29, 1999 and January 30, 1998, respectively.

    On December 7, 1998, the board approved an Employee Stock Purchase Plan to be approved by the stockholders at the 1999 Annual Meeting. If approved by the stockholders, the first enrollment period is not expected to begin until August 1, 1999.

(11) EXTRAORDINARY CHARGE

    Upon completing the Company's initial public offering in November 1997, the Company exercised its option to repay subordinated debt. The Company then took a one-time charge of $182,611, which represented the unamortized portion of the fees associated with the debt. This amount is shown as an extraordinary charge in the accompanying Consolidated Statement of Operations for the fiscal year ended January 30, 1998.

(12) SUBSEQUENT EVENT (UNAUDITED)

    On April 8, 1999 the Company refinanced its corporate office building. The $1.1 million term note is payable in monthly installments of $8,612, including interest at 7.125%, through May 2009. The note is secured by a first mortgage on the Company's office headquarters.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                          CONSOLIDATED BALANCE SHEETS



                                                                                                     JANUARY 29,
                                                                                                        1999
                                                                                       APRIL 30,    -------------
                                                                                         1999
                                                                                     -------------
                                                                                      (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents........................................................  $     791,133  $      64,507
  Merchandise inventories, net.....................................................     18,997,829     16,302,070
  Accounts receivable..............................................................        938,296      1,105,262
  Prepaid expenses and other current assets........................................      1,336,537        613,584
                                                                                     -------------  -------------
    Total current assets...........................................................     22,063,795     18,085,423

  Property and equipment, net......................................................     10,012,196      9,976,450
  Other assets, net................................................................      1,303,256      1,466,613
                                                                                     -------------  -------------
      Total assets.................................................................  $  33,379,247  $  29,528,486
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable--line of credit....................................................  $   6,558,908  $   6,850,000
  Current maturities of long-term debt.............................................        142,069        151,993
  Current maturities of capital lease obligation...................................        526,249        308,566
  Accounts payable.................................................................      8,399,767      4,390,525
  Accrued liabilities..............................................................      1,254,550      1,172,056
                                                                                     -------------  -------------
    Total current liabilities......................................................     16,881,543     12,873,140

Capital lease obligation, less current maturities..................................      1,418,852        635,204
Long-term debt, less current maturities............................................      1,076,420        861,827
Deferred rent credits..............................................................      1,129,787      1,068,331
                                                                                     -------------  -------------
    Total liabilities..............................................................     20,506,602     15,438,502

Stockholders' equity:
  Serial preferred stock, $.01 par value; 10,000,000 shares authorized; none issued
    or outstanding.................................................................             --             --
  Common stock, $.01 par value; 40,000,000 shares authorized; 4,627,936 shares
    issued and outstanding.........................................................         46,279         46,279
  Additional paid-in capital.......................................................     13,833,442     13,833,442
  Accumulated (deficit) earnings...................................................     (1,007,076)       210,263
                                                                                     -------------  -------------
    Total stockholders' equity.....................................................     12,872,645     14,089,984
                                                                                     -------------  -------------
      Total liabilities and stockholders' equity...................................  $  33,379,247  $  29,528,486
                                                                                     -------------  -------------
                                                                                     -------------  -------------



          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                  (UNAUDITED)



                                                                                         FIRST QUARTER ENDED
                                                                                     ----------------------------
                                                                                       APRIL 30,       MAY 1,
                                                                                         1999           1998
                                                                                     -------------  -------------
Revenues:
  Company-owned stores.............................................................  $  16,419,572  $  12,192,259
  Franchise related fees...........................................................        272,857        303,185
                                                                                     -------------  -------------
    Total revenues.................................................................     16,692,429     12,495,444

Costs and expenses:
  Costs of products sold and occupancy costs.......................................     11,406,845      8,454,727
  Store operating expenses.........................................................      4,673,890      3,186,973
  General and administrative expenses..............................................      2,247,013      1,706,830
                                                                                     -------------  -------------
    Total costs and expenses.......................................................     18,327,748     13,348,530
    Operating loss.................................................................     (1,635,319)      (853,086)
  Interest expense, net............................................................        216,040         27,086
                                                                                     -------------  -------------
  Loss before income taxes and cumulative effect of accounting change..............     (1,851,359)      (880,172)
  Income tax benefit...............................................................        742,526        352,069
                                                                                     -------------  -------------
  Net loss before cumulative effect of accounting change...........................     (1,108,833)      (528,103)
                                                                                     -------------  -------------
  Cumulative effect of accounting change, net (Note 2).............................       (108,506)            --
                                                                                     -------------  -------------
    Net loss.......................................................................  $  (1,217,339) $    (528,103)
                                                                                     -------------  -------------
                                                                                     -------------  -------------

  Basic and diluted loss per share:
    Weighted average shares outstanding............................................      4,627,936      4,557,187
    Basic and diluted loss per share before cumulative effect of accounting
      change.......................................................................  $        (.24) $        (.12)
    Cumulative effect of accounting change.........................................           (.02)            --
                                                                                     -------------  -------------
    Basic and diluted loss per share...............................................  $        (.26) $        (.12)
                                                                                     -------------  -------------
                                                                                     -------------  -------------



          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                  (UNAUDITED)



                                                                      FIRST QUARTER ENDED
                                                                     ----------------------
                                                                     APRIL 30,     MAY 1,
                                                                        1999        1998
                                                                     ----------  ----------
OPERATING ACTIVITIES:
Net loss...........................................................  $(1,217,339) $ (528,103)
Adjustments to reconcile net loss to net cash provided by (used for) operations:
    Depreciation and amortization..................................     535,235     367,753
    Gain on sale of property and equipment.........................      (1,414)       (107)
    Deferred taxes.................................................    (812,883)   (352,069)
    Other noncash items affecting earnings.........................     189,123          --
Changes in operating assets and liabilities, net of the effect of the purchase of assets of a business:
    Accounts receivable............................................     166,966      99,625
    Prepaid expenses and other current assets......................      89,930    (312,988)
    Merchandise inventories, net...................................  (2,695,759)   (857,941)
    Accounts payable...............................................   4,009,242   1,284,356
    Accrued liabilities............................................      82,494     114,217
    Deferred rent credits..........................................      61,456      (3,523)
                                                                     ----------  ----------
      Net cash provided by (used for) operations...................     407,051    (188,780)
                                                                     ----------  ----------
INVESTING ACTIVITIES:
Purchase of assets of a business...................................          --    (148,710)
Proceeds from sale of property and equipment.......................      16,010       3,967
Purchases of property and equipment................................    (574,102)   (816,487)
Other assets, net of effect of asset acquisition...................          --     (49,170)
                                                                     ----------  ----------
      Net cash used for investing activities.......................    (558,092) (1,010,400)
                                                                     ----------  ----------
FINANCING ACTIVITIES:
Net payments on notes payable to bank..............................    (291,092)         --
Proceeds from refinancing of mortgage..............................   1,100,000          --
Principal payments on long-term debt...............................    (895,331)    (65,666)
Payment of debt acquisition fees...................................     (37,241)
                                                                                        ---
Net proceeds from (payments on) capital leases.....................   1,001,331     (24,490)
                                                                     ----------  ----------
      Net cash provided by (used for) financing activities.........     877,667     (90,156)
                                                                     ----------  ----------
      Net increase (decrease) in cash and cash equivalents.........     726,626  (1,289,336)
Cash and cash equivalents, beginning of period.....................      64,507   2,059,737
                                                                     ----------  ----------
Cash and cash equivalents, end of period...........................  $  791,133  $  770,401
                                                                     ----------  ----------
                                                                     ----------  ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
      Interest paid during the period..............................  $  210,949  $   30,305
      Income taxes paid during the period..........................          --          --
                                                                     ----------  ----------
                                                                     ----------  ----------



          See accompanying notes to consolidated financial statements.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY



              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



(1) BASIS OF PRESENTATION



    Paper Warehouse, Inc. (the Company) is a growing chain of retail stores specializing in party supplies and paper goods, operating under the names "Paper Warehouse" and "Party Universe." At April 30, 1999, the Company had a total of 142 stores, consisting of 97 company-owned stores and 45 franchise stores, operating in 24 states. The Company sells Paper Warehouse franchises through its wholly-owned subsidiary, Paper Warehouse Franchising, Inc.



    The unaudited consolidated financial statements included herein have been prepared by the Company pursuant to the Rules and Regulations of the Securities and Exchange Commission ("SEC"), and represent the consolidated financial statements of Paper Warehouse, Inc. and Paper Warehouse Franchising, Inc. as of April 30, 1999 and May 1, 1998 and for the three month periods then ended. The information furnished in these financial statements includes normal recurring adjustments and reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's 1998 Annual Report to Shareholders and its Form 10-K filed with the SEC.



    Due to the seasonality of the Company's business, revenues and operating results for the three months ended April 30, 1999 are not necessarily indicative of the results to be expected for the full year.



(2) ACCOUNTING CHANGE



    The Company adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities" during first quarter 1999. This SOP requires that costs of start-up activities and organization costs be expensed as incurred. Prior to the adoption of SOP No. 98-5, the Company's policy was to capitalize lease acquisition fees and amortize them over the related lease term using the straight-line method. The net impact of the change of approximately $109,000 or $.02 per share, is shown as a cumulative effect of accounting change in the Consolidated Statement of Operations for the three months ended April 30, 1999.



(3) FINANCING ARRANGEMENTS



    On April 8, 1999, the Company refinanced its corporate office building. The $1.1 million term note is payable in monthly installments of $8,612, including interest at 7.125%, through May 2009. The note is secured by a first mortgage on the Company's office headquarters.



    On June 7, 1999, the Company obtained a $15 million three-year revolving line of credit facility for general working capital purposes, that replaced its previous $7.5 million facility. Borrowings outstanding under the new line of credit bear interest, at a variable rate and are secured by substantially all of the assets of the Company. The agreement with respect to the credit facility contains covenants, which require the Company to satisfy certain financial tests, and restrictions on the Company's ability to pay dividends.



    Subsequent to first quarter 1999, the Company filed a Registration Statement with the SEC for the public sale of a new issue of an aggregate principal amount of $4 million of Convertible Subordinated Debentures due 2005. Proceeds from the issuance will be used to develop and implement an Internet website for the sale of party supplies and paper goods, to repay indebtedness and for other general corporate purposes.

                      PAPER WAREHOUSE, INC. AND SUBSIDIARY

(4) COMMON STOCK AND STOCK OPTION TRANSACTIONS



    During first quarter the Company granted options to selected management of the Company to purchase 14,100 shares of the Company's Common Stock at a range of $1.88 to $2.75 per share. The options vest over three years and expire 10 years from the date of grant.



(5) RECLASSIFICATIONS



    Certain prior year amounts have been reclassified to conform to the current year presentation.

    The inside back cover of the prospectus contains a map of the United States indicating the locations of the Company-owned stores and franchise stores. The map has lines on it that call out the location of 26 stores in the Minneapolis/St. Paul metropolitan area, 16 stores in the Kansas City metropolitan area, 13 stores in the Denver metropolitan area, 8 stores in the Oklahoma City metropolitan area and 7 stores in the Seattle metropolitan area.


    Along the left-hand side of the map, we list the following states where we have Company-owned stores and franchise stores, along with the number of stores in each state:


COMPANY STORES       FRANCHISE STORES
-------------------  ---------------------
Arizona(4)           Arizona(1)
Colorado(14)         Colorado(5)
Iowa(8)              Florida(1)
Kansas(9)            Georgia(2)
Minnesota(29)        Illinois(3)
Missouri(10)         Iowa(2)
Nebraska(2)          Kansas(2)
Oklahoma(12)         Kentucky(1)
Washington(7)        Louisiana(4)
Wisconsin(2)         Maryland(1)
                     Minnesota(1)
                     Mississippi(1)
                     Missouri(1)
                     Montana(2)
                     Nebraska(3)
                     Nevada(1)
                     North Dakota(4)
                     South Dakota(5)
                     Tennessee(1)
                     Texas(3)
                     Wyoming(2)



    Below the map is a photo of gift-wrapped boxes, and below the boxes are the Paper Warehouse and Party Universe logos.



    Below these pictures, running across the bottom of the page, is a banner carrying the names of various celebratory events and sayings, such as "Congratulations on Your Graduation," "Confirmation," "Bridal Shower" and "Happy Birthday."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO PROVIDE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE DEBENTURES IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.


                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     7
Use of Proceeds...........................................................    12
Price Range of Common Stock...............................................    12
Dividend Policy...........................................................    13
Capitalization............................................................    13
Selected Financial and Operating Data.....................................    14
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    16
Business..................................................................    24
Management................................................................    35
Certain Transactions......................................................    43
Principal Shareholders and Beneficial Ownership of Management.............    45
Description of Debentures.................................................    47
Description of Capital Stock..............................................    57
Underwriting..............................................................    60
Legal Matters.............................................................    61
Experts...................................................................    61
Additional Information....................................................    62
Index to Consolidated Financial Statements................................   F-1



                                   $4,000,000


                                     [LOGO]

                          9% CONVERTIBLE SUBORDINATED
                                   DEBENTURES

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               MILLER & SCHROEDER
                                FINANCIAL, INC.


                                 JUNE   , 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses we expect to incur in connection with this offering (subject to future contingencies) (all expenses are estimates other than the SEC registration and NASD fees which are actual) other than underwriting discounts, commissions and fees:

SEC registration fee..............................................  $   1,668
NASD filing fee...................................................      1,100
Legal fees and expenses...........................................     80,000
Accounting fees and expenses......................................     25,000
Blue Sky fees and expenses........................................      5,000
Printing and engraving expenses...................................     50,000
Trustee and registrar fees and expenses...........................     10,000
Miscellaneous.....................................................    107,232
                                                                    ---------
  Total...........................................................  $ 280,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Our Articles limit the liability of our directors to the fullest extent permitted by law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for (i) any breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) corporate distributions which are in contravention of restrictions in the MBCA, our Articles or Bylaws, or any agreement to which we are a party, (iv) violations of Minnesota securities laws, (v) any transaction from which the director derives an improper personal benefit, or (vi) any act or omission occurring before the effective date of the provision in our Articles eliminating or limiting liability. This provision will generally not limit liability under state or federal securities law.

    Section 302A.521 of the MBCA provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 also contains detailed terms regarding this right of indemnification and reference is made thereto for a complete statement of these indemnification rights.

    Article 6 of our Bylaws provides that each of our directors, officers and employees will be indemnified by US in accordance with, and to the fullest extent permissible by, applicable law.

    Article 10 of our Bylaws provides that Section 302A.673 of the MBCA, is not applicable to any Business Combination (as defined in the MBCA) of Paper Warehouse with, with respect to, proposed by or on behalf of, or pursuant to, any written or oral agreement, arrangement, relationship, understanding, or otherwise with Yale T. Dolginow or Brent D. Schlosser or any of their respective affiliates or associates (as defined in the MBCA).

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    On December 17 1998, we completed an acquisition of all of the assets of four franchise stores owned by Prickly Pear Paper, Inc. To acquire the assets, we paid Prickly Pear approximately $1.2 million in cash and 70,749 shares of our common stock for a total purchase price of $1,349,974. We believe that the issuance of these shares of common stock is exempt from registration under
Section 4(2) of the Securities Act.

    In connection with the completion of our initial public offering, we issued 201,064 shares of our common stock to the selling stockholder in the offering pursuant to the cashless exercise of an option. No commissions were paid in connection with this transaction. We believe that the issuance of these shares is exempt from registration pursuant to Section 3(a)(9) under the Securities Act.

    In connection with the completion of our initial public offering, we issued a total of 171,350 shares of our common stock to holders of warrants upon the cashless exercise of these warrants. We believe that the issuance of these shares is exempt from registration pursuant to Section 3(a)(9) under the Securities Act.

ITEM 16. EXHIBITS.


  ITEM NUMBER    DESCRIPTION OF ITEM
---------------  ----------------------------------------------------------------------------------------------------
        1.1      Form of Underwriting Agreement (including form of Underwriter's Warrant).(1)

        3.1      Amended and Restated Articles of Incorporation.(1)

        3.2      Amended and Restated By-laws.(1)

        4.1      Form of 10% Subordinated Note due November 30, 2004, dated December 7, 1994.(1)

        4.2      Form of Warrant Agreement.(1)

        4.3      Form of Warrant Conversion Agreement, as extended.(1)

        4.4      Form of Indenture dated June   , 1999 between the Company and Norwest Bank Minnesota N.A. relating to the 9% Convertible Subordinated Debentures due June 15, 2005.(2)

        4.5      Form of 9% Convertible Subordinated Debenture due June 15, 2005.(3)

        4.6      Form of Underwriter's Warrant.(1)

        5.1      Opinion of Oppenheimer Wolff & Donnelly LLP.(1)

       10.1      1997 Stock Option and Compensation Plan.(1)

       10.2      Directors' Stock Option Plan.(1)

       10.3      Corporation Tax Allocation and Indemnification Agreement entered into on September 26, 1997 between the Company and Yale T. Dolginow and Brent D. Schlosser.(1)

       10.4      Employment Agreement by and between the Company and Yale T. Dolginow dated February 7, 1997.(1)

       10.5      Employment Agreement by and between the Company and Brent D. Schlosser dated February 7, 1997.(1)

       10.6      Amendment Number 1 to the Employment Agreement by and between the Company and Brent D. Schlosser dated September 26, 1997.(1)

       10.7      Combination Mortgage and Security Agreement and Fixture Financing Statement dated June 9, 1995 by and between the Company and Richfield Bank & Trust Co.(1)

  ITEM NUMBER    DESCRIPTION OF ITEM
---------------  ----------------------------------------------------------------------------------------------------
       10.8      Secured Promissory Note of the Company in favor of Richfield Bank & Trust Co. in the amount of
                 $945,000 dated June 9, 1995.(1)

       10.9      Authorization and Note Guaranty of the Company dated May 25, 1995.(1)

       10.10     Employment Agreement by and between the Company and Cheryl W. Newell dated July 14, 1997.(1)

       10.11     Loan Agreement between Paper Warehouse, Inc., Yale T. Dolginow and Richfield Bank & Trust Co., dated
                 January 29, 1997.(1)

       10.12     Revolving Promissory Note to Richfield Bank & Trust Co. dated January 29, 1997.(1)

       10.13     Security Agreement between the Company and Richfield Bank & Trust Co. dated January 29, 1997.(1)

       10.14     Amendment to Loan Agreement entered into as of October 1, 1997 by and between the Company, Yale T.
                 Dolginow and Richfield Bank & Trust Co.(1)

       10.15     Master Lease by and between Targa Financial, Inc. and the Company dated October 22, 1997.(1)

       10.16     Loan Agreement SBA Note No. COCL837046 3001 MN, dated August 15, 1995.(1)

       10.17     Consulting Agreement entered into December 1, 1992 by and between Paper Warehouse, Inc. and Stanford
                 Weiner, Lawrence Weiner and Gary Stone.(1)

       10.18     1998 Employee Stock Purchase Plan.(1)

       10.19     Asset Purchase Agreement dated December 17, 1998 among the Company, Susan Hazan and Prickly Pear
                 Paper, Inc.(1)

       10.20     Second Amendment to Loan Agreement dated March 31, 1998 between the Company and Richfield Bank &
                 Trust Co.(1)

       10.21     Third Amendment to Loan Agreement dated March 15, 1999 between the Company and Richfield Bank &
                 Trust Co.(1)

       10.22     Mortgage Note dated April 8, 1999 between the Company and Fortis Insurance Company.(1)

       10.23     Mortgage and Security Agreement between the Company and Fortis Insurance Company dated April 8,
                 1999.(1)

       10.24     Loan and Security Agreement between BankBoston Retail Finance Inc. and the Company dated June 7,
                 1999.(2)

       12        Computation of Ratio of Earnings to Fixed Charges.(2)

       21        Subsidiaries of Company.(1)

       23.1      Consent of KPMG Peat Marwick LLP.(2)

       23.2      Consent of Oppenheimer Wolff & Donnelly LLP.(4)

       24.1      Power of Attorney.(1)

       27        Financial Data Schedule.(2)


------------------------

(1) Previously filed.


(2) Filed herewith electronically



(3) Included in Indenture under Exhibit 4.4.



(4) Included in Exhibit 5.1 previously filed.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

    (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on June 10, 1999.


                                PAPER WAREHOUSE, INC.

                                By:             /s/ YALE T. DOLGINOW
                                     -----------------------------------------
                                                  Yale T. Dolginow
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below on the 10th day of June, 1999 by the following persons in the capacities indicated:


          SIGNATURE                                   TITLE
------------------------------    ---------------------------------------------

     /s/ YALE T. DOLGINOW         President, Chief Executive Officer
------------------------------      and Chairman of the Board
       Yale T. Dolginow             (Principal Executive Officer)

    /s/ BRENT D. SCHLOSSER
------------------------------    Executive Vice President and Director
      Brent D. Schlosser

     /s/ CHERYL W. NEWELL
------------------------------    Vice President and Chief Financial Officer
       Cheryl W. Newell             (Principal Financial Officer)

    /s/ DIANE C. DOLGINOW
------------------------------    Secretary and Director
      Diane C. Dolginow

     /s/ DIANA G. PURCEL
------------------------------    Controller
       Diana G. Purcel              (Principal Accounting Officer)

      /s/ ARTHUR H. COBB
------------------------------    Director
        Arthur H. Cobb

   /s/ MARVIN W. GOLDSTEIN
------------------------------    Director
     Marvin W. Goldstein

          SIGNATURE                                   TITLE
------------------------------    ---------------------------------------------

     /s/ MARTIN A. MAYER
------------------------------    Director
       Martin A. Mayer

    /s/ JEFFREY S. HALPERN
------------------------------    Director
      Jeffrey S. Halpern

By:     /s/ YALE T. DOLGINOW
      -------------------------
          Yale T. Dolginow
          ATTORNEY-IN-FACT